Management Discussion & Analysis and Condensed Financial Statements Second Quarter of 2025 Contents Executive Summary Income Statement and Balance Sheet Analysis Managerial Financial Margin Cost of Credit Credit Quality Commissions and Fees Non-interest Expenses Balance Sheet Credit Portfolio Funding Capital, Liquidity and Market Ratios Results by Business Segments Results by Region - Brazil and Latin America Activities Abroad Additional Information Comparison between BRGAAP and IFRS Glossary Independent Auditor’s Report 05 11 12 13 14 17 19 20 21 22 23 24 26 27 28 29 31 33 Management discussion & analysis 03 Financial Statements 35 Management Discussion & Analysis and Condensed Financial Statements Management Discussion & Analysis 2nd quarter of 2025 Executive Summary (This page was intentionally left blank) 4 Executive Summary Management Discussion & Analysis > Executive Summary Managerial Income Summary As from January 2025, considers the adoption of Resolution 4,966 prospectively. The table below presents the financial indicators of Itaú Unibanco up to the end of each period. Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes securities; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares. The number of outstanding shares as of Mar-25 and Jun-24 was adjusted to reflect the 10% bonus shares that occurred on March 20, 2025; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders’ equity; (10) Source: Bloomberg; (11) As detailed in the Balance Sheet section; (12) Considering Additional Tier 1 (AT1) limited to 1.5%, according to CMN Res. Number 4,958. If there wasn’t for this limit, Tier 1 Capital Ratio would be 15.0% and 14.7% in Jun-25 and Jun-24, respectively; (13) As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change; (14) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs. 5 In R$ million (except where indicated) 2Q25 1Q25 2Q24 1H25 1H24 Recurring Managerial Result 11,508 11,128 10,072 22,636 19,843 Operating Revenues (1) 45,728 44,537 41,811 90,265 82,164 Managerial Financial Margin (2) 31,177 30,322 27,665 61,500 54,545 Recurring Managerial Return on Average Equity - Annualized - Consolidated (3) 23.3% 22.5% 22.4% 22.8% 22.0% Recurring Managerial Return on Average Equity - Annualized - Brazil (3) 24.4% 23.7% 23.6% 23.9% 23.0% Recurring Managerial Return on Average Assets - Annualized (4) 1.6% 1.5% 1.4% 1.5% 1.4% Nonperforming Loans Ratio (90 days overdue) - Total (5) 1.9% 1.9% - 1.9% - Efficiency Ratio (ER) (6) 38.8% 38.1% 38.8% 38.4% 38.5% Recurring Managerial Result per Share (R$) (7) (8) 1.07 1.03 0.94 Net Income per Share (R$) (7) (8) 1.05 1.01 0.92 Number of Total Shares at the end of the period - in million (8) 10,784 10,784 10,773 Book Value per Share (R$) (8) 18.62 17.98 17.06 Dividends and Interest on Own Capital net of Taxes (9) 2,702 2,583 2,530 Market Capitalization (10) 376,891 318,726 296,332 Market Capitalization (10) (US$ million) 69,334 55,688 53,211 Total Assets 2,898,050 2,820,926 2,931,995 Total Credit Portfolio, including Financial Guarantees Provided and Private Securities 1,389,076 1,383,097 1,294,695 Deposits + Funds from Bills + Securities + Borrowings and Onlending (11) 1,493,602 1,478,119 1,433,583 Loan Portfolio/Funding (11) 84.9% 85.3% 82.5% Stockholders' Equity 200,815 193,900 183,788 Solvency Ratio - Prudential Conglomerate (BIS Ratio) 16.5% 15.7% 16.6% Tier I Capital - BIS III (12) 14.6% 14.1% 14.6% Common Equity Tier I - BIS III 13.1% 12.6% 13.1% Liquidity Coverage Ratio (LCR) 213.8% 196.4% 201.1% Net Stable Funding Ratio (NSFR) 121.1% 122.3% 122.3% Portfolio Managed and Investment Funds 2,117,968 2,011,383 1,926,831 Total Number of Employees 95,714 96,311 96,169 Brazil 85,775 86,279 86,293 Abroad 9,939 10,032 9,876 Branches and CSBs - Client Service Branches (13) 2,738 2,795 3,021 ATM - Automated Teller Machines (14) 38,909 38,878 40,151 Other Balance Sheet Shares Performance Results Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2025 Extraordinary Items | Net of Taxes Effects Executive Summary Management Discussion & Analysis > Executive Summary Managerial Income Statement 6 In R$ million Tax effects Reclassifications Ope ra t ing Re venue s 40,318 3,403 1,947 60 45,728 Managerial Financial Margin 27,342 1,100 1,947 789 31,177 Financial Margin with Clients - - - 30,320 30,320 Financial Margin with the Market - - - 858 858 Commissions and Fees 11,747 - - (404) 11,343 Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses 2,152 (9) - 1,064 3,207 Other Operating Income (1,351) 2,312 - (961) - Equity in Earnings of Affiliates and Other Investments 369 - - (369) - Non-operating Income 59 - - (59) - Cos t of Credit (7,322) - - (1,771) (9,093) Expected loss expenses (8,582) - - (1,082) (9,664) Discounts Granted - - - (708) (708) Recovery of Loans Written Off as Losses 1,261 - - 19 1,280 Re ta ined Cla ims (386) - - - (386) Othe r Ope ra t ing Expens e s (21,842) 801 (66) 1,823 (19,284) Non-interest Expenses (19,155) 801 - 1,861 (16,492) Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,681) 0 (66) (39) (2,785) Insurance Selling Expenses (6) - - - (6) Income be fore Ta x and Prof it Sha r ing 10,769 4,205 1,881 112 16,966 Income Ta x and Socia l Cont r ibut ion 844 (3,921) (1,881) (193) (5,151) Prof it Sha r ing Management Membe r s - Sta tutory (103) - - 103 - Minor ity Inte re s ts (231) (54) - (22) (307) Ne t Income 11,278 230 - - 11,508 Accounting Managerial Extraordinary Items Managerial adjustments in R$ million 2Q25 1Q25 2Q24 1H25 1H24 Net Income 11,278 10,894 9,895 22,173 19,478 (-) Extraordinary Items (230) (234) (177) (464) (365) Goodwill amortization (180) (194) (179) (374) (356) Tax provision 507 - - 507 - Provision for restructuring (556) - - (556) - Other (0) (40) 1 (40) (9) Recurring managerial result 11,508 11,128 10,072 22,636 19,843 Executive Summary Management Discussion & Analysis > Executive Summary Income Statement of the 2nd quarter of 2025 Credit Portfolio including Financial Guarantees Provided and Private Securities (1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 7 (1) Includes Rural Loans to Individuals. (2) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas, Eurobonds, Credit Right Funds, exposures to financial institutions and agribusiness trading operations. (3) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. In R$ billion, end of pe r iod 2Q25 1Q25 D' 2Q24 D' Individua ls 451.9 448.8 0.7% 418.3 8.0% Credit Card Loans 141.1 138.9 1.6% 130.9 7.7% Personal Loans 67.4 67.3 0.1% 63.9 5.5% Payroll Loans 72.8 74.1 -1.7% 74.0 -1.6% Vehicle Loans 36.2 36.8 -1.6% 34.8 4.0% Mortgage Loans 134.4 131.6 2.1% 114.6 17.2% Ve ry Sma ll, Sma ll and Middle Ma rk e t Loans ¹² 275.4 273.2 0.8% 243.6 13.1% Corpora te Loans ² 431.4 425.3 1.4% 405.5 6.4% Tota l for Bra zil with Financia l Gua rante e s Provided and Pr iva te Se cur it ie s 1,158.7 1,147.3 1.0% 1,067.3 8.6% L a t in Ame r ica ² 230.4 235.8 -2.3% 227.4 1.3% Tota l with Financia l Gua rante e s Provided and Pr iva te Se cur it ie s 1,389.1 1,383.1 0.4% 1,294.7 7.3% Tota l with Financia l Gua rante e s Provided and Pr iva te Se cur it ie s (e x-fore ign e xchange ra te va r ia t ion)³ 1,389.1 1,371.5 1.3% 1,289.4 7.7% In R$ millio n 2Q25 1Q25 2Q24 1H25 1H24 Ope ra t ing Re venue s 45,728 44,537 2.7% 41,811 9.4% 90,265 82,164 9.9% Managerial Financial Margin 31,177 30,322 2.8% 27,665 12.7% 61,500 54,545 12.7% Financial Margin with Clients 30,320 29,399 3.1% 26,263 15.4% 59,719 52,084 14.7% Financial Margin with the Market 858 923 -7.1% 1,402 -38.8% 1,781 2,461 -27.6% Commissions and Fees 11,343 11,232 1.0% 11,333 0.1% 22,576 22,185 1.8% Revenues from Insurance 1 3,207 2,983 7.5% 2,813 14.0% 6,190 5,434 13.9% Cos t of Credit (9,093) (8,976) 1.3% (8,812) 3.2% (18,068) (17,605) 2.6% Expected Loss Expenses (9,664) (9,494) 1.8% (9,462) 2.1% (19,158) (18,721) 2.3% Discounts Granted (708) (714) -0.8% (617) 14.8% (1,422) (1,243) 14.4% Recovery of Loans Written Off as Losses 1,280 1,233 3.8% 1,268 0.9% 2,512 2,360 6.5% Re ta ined Cla ims (386) (389) -0.8% (408) -5.6% (774) (792) -2.2% Othe r Ope ra t ing Expens e s (19,284) (18,466) 4.4% (17,627) 9.4% (37,750) (34,418) 9.7% Non-interest Expenses (16,492) (15,796) 4.4% (15,069) 9.4% (32,288) (29,456) 9.6% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,785) (2,664) 4.5% (2,553) 9.1% (5,449) (4,951) 10.1% Insurance Selling Expenses (6) (6) 1.4% (5) 27.8% (12) (12) 6.6% Income be fore Ta x and Minor ity Inte re s ts 16,966 16,706 1.6% 14,964 13.4% 33,673 29,349 14.7% Income Ta x and Socia l Cont r ibut ion (5,151) (5,259) -2.0% (4,572) 12.7% (10,410) (8,899) 17.0% Minor ity Inte re s ts in Subs idia r ie s (307) (319) -3.9% (320) -4.0% (626) (607) 3.2% Re cur r ing Manage r ia l Re sult 11,508 11,128 3.4% 10,072 14.3% 22,636 19,843 14.1% D' D' D' collections increased, driven by higher revenues from acquiring activities and corporate current account packages. Insurance results rose by 8.8% in the quarter due to the positive performance of premium earned and higher revenues from performance fees from pension funds. • Non-interest expenses were up 4.4% in the quarter, due to the seasonality of the previous quarter, which mainly affects personnel expenses. Our efficiency ratio reached 38.8% on a consolidated basis and 36.9% in Brazil. Compared to the second quarter of 2024, the ratio remained stable on a consolidated basis and decreased 0.3 p.p. in Brazil. Management commentary Executive Summary Management Discussion & Analysis > Executive Summary • The recurring managerial result reached R$11.5 billion in the second quarter of 2025, a 3.4% increase from the previous quarter. Recurring managerial return on equity was 23.3% on a consolidated basis and 24.4% in operations in Brazil. • The loan portfolio increased by 0.4% in the consolidated figures and by 1.0% in Brazil in the quarter, while annual growth was 7.3% and 8.6%, respectively. If we exclude the effect of the exchange rate variation of the Middle Market, Corporate and Latin American books, the consolidated portfolio increased 1.3% in the quarter. • The individuals loan portfolio was up 0.7% in the quarter, with a 1.6% increase in credit cards and 2.1% growth in mortgage loans. Personal loans remained basically stable, despite the decrease of 3.8% in the personalized credit portfolio. • Very small, small and middle market loans grew 0.8% in the quarter. This growth was driven by the origination of R$8.5 billion in credit from government programs. • The financial margin with clients grew 3.1% in the quarter. This increase was driven by the higher average volume of the loan portfolio, better product mix and higher liabilities’ margin, in addition to the greater number of calendar days. These positive effects were partially offset by the lower margin with working capital and other. • The ratio of nonperforming loans 15 to 90 days overdue (NPL 15-90), including securities, decreased by 0.1 p.p., closing the quarter at 1.7%. In Brazil, the ratio also decreased by 0.1 p.p. and closed at 1.6%, mainly due to the reduction of 0.1 p.p. in the ratio for individuals, which reached 3.0% at the end of the quarter. • The ratio of consolidated nonperforming loans 90 days overdue (NPL 90), including securities, remained stable, as well as the ratio for operations in Brazil; these ratios remained at 1.9% and 2.0%, respectively. In Brazil, all business segments remained stable compared to the previous quarter. • Cost of credit increased by 1.3% compared to the previous quarter, with cost of credit over the portfolio remaining stable at 2.6%. • Commissions and fees and result from insurance operations were up 2.5%, mainly due to revenue from asset management, as a consequence of the performance fee recognition in the quarter, since performance fees are recognized in the second and fourth quarters. Additionally, revenue from payments and The recurring managerial result posted an increase of 14.1%, reaching R$22.6 billion in the first half of 2025. The recurring managerial return was 22.8% on a consolidated basis and 23.9% in Brazil, positive evolutions of 0.8 p.p. and 0.9 p.p., respectively. • Financial margin with clients increased 14.7% on a year-on-year basis, due to the increases in loan portfolio, liabilities’ margin and remuneration of our own working capital. • Financial margin with the market was down 27.6% due to the increase in the cost of hedging the capital index. • Cost of credit was up 2.6% due to the portfolio growth, but with a reduction in cost of credit over the portfolio indicator. • Commissions and fees and result from insurance operations rose by 4.3%. Revenues from card issuing activities, asset management and payments and collections increased, as well as result from insurance operations. • Non-interest expenses were up 9.6%, whereas the efficiency ratio reached 38.4% on a consolidated basis and 36.4% in Brazil, decreasing 0.1 p.p. and 0.5 p.p., respectively. Main Figures Managerial Recurring Result R$ 11.5 bn +3.4% 2Q25 2Q25 x 1Q25 R$ 1,389.1 bn +0.4% Credit portfolio 2Q25 2Q25 x 1Q25 R$ 30.3 bn +3.1% Financial margin with clients 2Q25 2Q25 x 1Q25 R$ 0.9 bn -7.1% Financial margin with the market 2Q25 2Q25 x 1Q25 R$ 9.1 bn Cost of credit 2Q25 2Q25 x 1Q25 R$ 14.2 bn +2.5% Fees and insurance 2Q25 2Q25 x 1Q25 R$ 16.5 bn Non-interest expenses 2Q25 2Q25 x 1Q25 23.3% +0.8 p.p. Recurring managerial return on average equity 2Q25 2Q25 x 1Q25 +1.3% +4.4% 8 Comparison to the first half of 2024 Executive Summary Management Discussion & Analysis > Executive Summary 2025 Forecast (1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. 9 Executive Summary 10 (This page was intentionally left blank) Análise do Resultado e Balanço Patrimonial Management Discussion & Analysis and Condensed Financial Statements Income Statement and Balance Sheet Analysis 8.8% 8.7% 8.6% 9.0% 9.2% 5.7% 6.0% 5.9% 6.1% 6.3% 2Q24 3Q24 4Q24 1Q25 2Q25 In R$ million, end of pe r iod Ave rage Ba lance Financia l Ma rgin Ave rage Ra te (p.a .) Ave rage Ba lance Financia l Ma rgin Ave rage Ra te (p.a .) Financia l Ma rgin with Clients 1,368,000 30,320 9.2% 1,371,491 29,399 9.0% Spread-Sensitive Operations 1,226,783 26,540 8.9% 1,220,060 25,396 8.7% Working Capital and Other 141,217 3,780 11.2% 151,430 4,003 11.2% Cos t of Credit (9,093) (8,976) Ris k -Adjus ted Financia l Ma rgin with Clients 1,368,000 21,227 6.3% 1,371,491 20,423 6.1% 2Q25 1Q25 Managerial Financial Margin Management Discussion & Analysis > Managerial Financial Margin (1) (1) (2) Consolidated Brazil Financial Margin with Clients Risk-Adjusted Financial Margin with Clients 12 (1) Average daily balance. (1) (1) 9.5% 9.5% 9.3% 9.8% 10.0% 6.2% 6.5% 6.3% 6.6% 6.9% 2Q24 3Q24 4Q24 1Q25 2Q25 29.4 25.4 26.5 30.3 -4.0 0.2 0.3 0.3 0.2 0.1 3.8 1Q25 Working capital and others 1Q25 Spread-sensitive operations 1Q25 Average Volume Product Mix Spreads and liabilities' margin Higher number of calendar days Latin America and others Spread-sensitive operations 2Q25 Working capital and others 2Q25 2Q25 Breakdown of changes in the Financial Margin with Clients In R$ billion (1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale business segment. + 4.5% Annualized Average Rate of the Financial Margin with Clients In R$ million 2Q25 1Q25 D 2Q24 D 1H25 1H24 D Financial Margin with Clients 30,320 29,399 3.1% 26,263 15.4% 59,719 52,084 14.7% Financial Margin with the Market 858 923 -7.1% 1,402 -38.8% 1,781 2,461 -27.6% Tota l 31,177 30,322 2.8% 27,665 12.7% 61,500 54,545 12.7% The financial margin with clients was up by 3.1% in the quarter. Below are the main changes , compared with the previous quarter: • Working capital and other (- R$0.2 billion): mainly due to the negative effect of dividends and interest on capital payments on March 2025 on the working capital balance. • Average volume (+ R$0.2 billion): positive impact due to the 1.1% increase in the average profitable portfolio, mainly in financed credit card and overdraft, with growth concentrated in Personnalité and Uniclass segments, and in government programs for small companies. • Product mix (+ R$0.3 billion): increased as a result of the higher share of more profitable products, such as financed credit card, overdraft and government programs for small companies, in addition to the lower share of corporate loans. • Spreads and liabilities’ margin (+ R$0.3 billion): mainly due to the positive impact of the higher average rate and higher average balance of liabilities, partially offset by lower asset spreads. Compared to the first six months of the previous year, the financial margin with clients grew 14.7%, as a consequence of the higher volume of credit, in addition to the higher margin with working capital and other. The financial margin with the market was down 7.1% in the quarter, mainly driven by lower revenues in our asset liability management book in Brazil. Comparing to the first six months of the previous year, the 27.6% reduction is related to the higher cost of hedging the capital index, partially offset by higher gains on the trading desk. Margin with Clients R$30.3 bn +3.1% +15.4% 2Q25 x 1Q25 2Q25 x 2Q24 Margin with the Market R$0.9 bn -7.1% -38.8% 2Q25 x 1Q25 2Q25 x 2Q24 13 Cost of Credit Management Discussion & Analysis > Cost of Credit Cost of credit increased by R$117 million compared to the previous quarter. This increase is explained by the higher expected loss expenses in the Wholesale business in Brazil, partially offset by lower expected loss expenses in the Retail business in Brazil, driven by the decrease in short-term overdue loans, in addition to higher revenue from recovery of loans written off as losses. Compared to the first half of 2024, cost of credit increased R$463 million. This variation was due to the portfolio growth, while the cost of credit over total risk ratio decreased. In the Retail business in Brazil, the increases of R$774 million in expected loss expenses and R$97 million in discounts granted were partially offset by higher revenue from recovery of loans written off as losses. This increase in the Retail business was partially offset by the lower expected loss expenses in Latin America, in the amount of R$347 million. Recovery of Loans Written off as Losses and Sales of Financial Assets Recovery of loans written off as losses increased from the previous quarter, mainly in Latin America. In the second quarter of 2025, portfolios already written off as losses were sold in the amount of R$1.6 billion, generating a positive impact of R$59 million on the recovery of loans and R$33 million on the recurring managerial result. These sales do not impact credit quality indicators. During the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk. Of these sales, R$69 million (R$0.2 million from the Retail business and R$68 million from the Wholesale business in Brazil) refer to active loans that were more than 90 days overdue, of which R$20 million would still be active at the end of June 2025 if not sold. Additionally, we sold R$60 million (R$7 million from large companies and R$52 million from Latin America) from active portfolios not overdue. These sales of active portfolios had a negative impact of R$42 million on operating revenues, a positive impact of R$31 million on cost of credit, and a negative impact of R$6 million on recurring managerial result, with no material impact on credit quality indicators. We also had other sales of financial assets without coobligation, including R$2.3 billion of exposure from a specific client in the corporate segment, which had a negative impact of R$3 million on cost of credit, was not overdue and was classified as Stage 3, and R$0.9 billion of other securities from the commercial operation, which had a positive impact of R$33 million on cost of credit. These transactions did not materially impact the delinquency indicators. Cost of Credit +1.3% +3.2% 2Q25 x 1Q25 R$9.1 bn 2Q25 x 2Q24 7,518 7,265 7,388 8,157 7,709 340 70 694 115 692 954 910 561 704 691 8,812 8,245 8,643 8,976 9,093 2.9 2.6 2.6 2.7 2.7 2Q24 3Q24 4Q24 1Q25 2Q25 Latin America ex-Brazil Wholesale - Brazil Retail - Brazil Cost of Credit / Loan Portfolio (*) - Annualized (%) 2.6%¹ 2.6%¹ Cost of credit by segment 59.1% 58.6% 57.9% 22.8% 24.0% 24.5% 18.1% 17.3% 17.5% 58.1 58.2 57.4 Dec-24 Mar-25 Jun-25 Stage 1 Stage 2 Stage 3 Balance of Provision for Expected Loss by Stage (*) Average balance of the credit portfolio with financial guarantees provided and private securities (without the inclusion of new products occurred in the 1Q25). (1) Cost of credit over the new average portfolio, that as from the 1Q25, includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company. (*) Average balance of the credit portfolio with financial guarantees provided and private securities (without the inclusion of new products occurred in the 1Q25). Considering the new portfolio, the ratio would be 2.6% in the 2Q25. Note: The impairment expense previously presented within the cost of credit was added to the expected loss expenses line for periods prior to 1Q25. With the adoption of CMN Resolution No. 4,966/21, the expected loss expenses now also includes the portfolio of securities with the characteristic of granting credit. R$ million R$ billion Note: The information for December 2024 refers to the situation on January 1, 2025, in accordance with the adoption of the new accounting policies. In R$ millions 2Q25 1Q25 2Q24 1H25 1H24 Expected Loss Expenses (9,664) (9,494) 1.8% (9,462) 2.1% (19,158) (18,721) 2.3% Recovery of Loans Written Off as Losses 1,280 1,233 3.8% 1,268 0.9% 2,512 2,360 6.5% Discounts Granted (708) (714) -0.8% (617) 14.8% (1,422) (1,243) 14.4% Cost of Credit (9,093) (8,976) 1.3% (8,812) 3.2% (18,068) (17,605) 2.6% Cost of Credit / Total Risk (*) - Annualized (%) 2.7 2.7 0.1 p.p. 2.9 -0.2 p.p. 2.7 2.9 -0.2 p.p. 14 Credit Quality Management Discussion & Analysis > Credit Quality The nonperforming loans 90 days overdue ratio (NPL 90) remained stable in the quarter, at its lowest level for the last 18 quarters, that is, since the first quarter of 2021. In Brazil, the ratio for individuals also remained stable, and the highlight was the decrease in the ratio for personal loans, remaining at the lowest level in history. In Latin America, the ratio remained stable, with slight growth of the overdue portfolio for companies in Chile. Both the total nonperforming loans 15-90 days overdue ratio (NPL 15-90) and that for Brazil decreased by 0.1 p.p. in the quarter. The decrease in the ratio for individuals was due to the typical seasonal increase in the first quarter of the year, with household expenses accumulating. Additionally, the corporate ratio decreased, mainly driven by the regularization of nonperforming loans in the segment. In Latin America, the ratio increased due to the higher NPL ratio for companies in Chile, Colombia and Paraguay. NPL Ratio (%) | over 90 days NPL Ratio (%) | 15 to 90 days 0.13 0.10 0.08 1.7 1.6 1.6 4.2 4.0 3.8 3.6 3.6 2.5 2.3 1.9 1.8 1.8 0.10 0.02 0.02 0.01 0.04 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Individuals - Brazil Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil 0.02 0.09 0.05 1.2 1.2 1.2 3.2 3.0 2.8 3.1 3.0 1.7 1.4 1.4 1.4 1.4 0.06 0.2 0.00 0.2 0.04 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Individuals - Brazil Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Brazil Brazil 2.7 2.6 2.4 2.3 2.3 3.0 2.9 2.6 2.5 2.5 1.4 1.4 1.3 1.4 1.5 2.0 1.9 1.9 2.1 2.0 2.0 1.3 1.4 1.4 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Total Brazil¹ Latin America² Ratios with securities* ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. -0.1 p.p. Jun-25 x Dec-24 stable Jun-25 x Mar-25 1.9% NPL Ratio over 90 days with securities * Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company. 2.3 2.2 2.0 2.2 2.3 2.1 2.1 2.0 2.2 2.1 2.5 2.4 2.3 2.2 2.3 1.6 1.8 1.7 1.5 1.7 1.6 2.3 2.2 2.3 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Total Brasil¹ América Latina² 15 Credit Quality Management Discussion & Analysis > Credit Quality As of the first quarter, we began to disclose the restructured loan portfolio in accordance with the requirements of CMN Resolution No. 4,966/21. This portfolio consists of loan operations and securities with significant change in the terms of the contract, due to the deterioration of their credit quality, and reduced 4.4% compared to March 2025. The renegotiated loans and securities portfolio decreased 3.3% in the same period. NPL Creation increased R$1,693 million in the quarter and reached R$9,441 million. Despite this growth, the NPL creation over portfolio ratio remains at historically low levels. This increase was recorded in the Retail business in Brazil, mainly driven by the rollover of portfolios that were with shorter overdue periods in the first quarter of 2025, due to the seasonality of the loan portfolio for individuals, to longer overdue periods, in addition to the increase in write-off in loan portfolio. The NPL creation over portfolio ratio in this segment reached the same level of the second half of 2024. Loan portfolio write-off increased by 4.9% from the previous quarter, and occurred in Brazil both in the Retail and Wholesale business segments. This ratio was not impacted by the adoption of CMN Resolution No. 4,966/21. The ratio of written-off operations to the average loan portfolio balance remained stable at 0.7% in the quarter, including securities. NPL Creation 1.0% 1.1% 0.9% 0.9% 0.6% 0.7% 1.6% 1.7% 1.5% 1.4% 1.3% 1.5% 0.1% 0.1% 0.0% 0.0% 0.0% 0.0% 0.4% 0.7% 0.5% 0.4% 0.4% 0.4% 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Total Retail - Brazil Wholesale - Brazil Latin America ex-Brazil NPL Creation Ratio in the Loan Portfolio1 Renegotiated Loan Operations Write-Off 1 The loan portfolio for the previous quarter excluding financial guarantees provided. As of the first quarter of 2025, the NPL creation and the credit portfolio include securities. R$ million R$ million R$ billion (*) Loan portfolio average balance for the previous two quarters. As of the first quarter of 2025, the write-off and the loan portfolio include securities. Note: NPL Creation of 2Q25 was calculated by including the active loan portfolios of R$68 million from the Wholesale business and R$0.2 million from the Retail business in Brazil to unrelated companies, and the NPL Creation of securities. -0.4 p.p. 2Q25 x 2Q24 0.7% NPL Creation in the Loan Portfolio +0.1 p.p. 2Q25 x 1Q25 Including securities 9,039 10,177 8,976 8,196 7,749 9,441 8,114 8,565 7,927 7,241 6,847 8,409 203 254 91 92 -32 180 722 1,359 957 862 933 852 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Total Retail - Brazil Wholesale - Brazil Latin America ex-Brazil Including securities 9,337 9,335 9,074 8,785 9,217 1.0% 1.0% 0.9% 0.7% 0.7% 2Q24 3Q24 4Q24 1Q25 2Q25 Write-Off Write-Off / Loan Portfolio (*) ' ' Including securities* Including securities* * Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company. Only credit 37.4 35.8 34.6 34.2 33.1 40.1 38.8 18.3 17.4 23.7 22.6 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Mar-25 Jun-25 Renegotiated Restructured 16 Credit Quality Management Discussion & Analysis > Credit Quality New Credit Quality Indicators in CMN Resolution No. 4,966/21 Below we present the credit quality indicators introduced by CMN Resolution No. 4,966/21, which classifies financial instruments into three stages: Stage 1: Applicable to financial instruments without a significant increase in credit risk. Stage 2: Applicable to financial instruments with a significant increase in credit risk since their origination, with the following conditions: • Not problematic assets • A delay of between 30 and 90 days Stage 3: Applicable to assets with credit recovery problems (problematic assets), evidenced by a delay over 90 days in the payment of principal or charges, or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on a cash basis. This stage is indicated by: • A delay over 90 days • Restructuring: renegotiation with significant change in the original conditions due to a relevant deterioration • Indication of non-compliance with obligations For further details, see explanatory note 2 b) of the Financial Statements. The quarterly growth in the Stage 3 individuals loan portfolio is mainly related to the migration of the Stage 2 portfolio, which is seasonally higher in the first quarter. Stage 3 coverage of this portfolio reduced due to lower provisioning level for the portfolios migrated this quarter, associated with the written-off operations which, naturally, had higher coverage. The Stage 3 companies loan portfolio decreased this quarter due to the sale of R$2.3 billion of exposure from a specific client in the corporate segment that was not overdue, but was classified in this Stage with an adequate level of provisioning. Stage 2 Loan Portfolio (% over Total Portfolio) Stage 3 Loan Portfolio (% over Total Portfolio) Stage 2 Coverage (%) (Stage 2 Provision over Stage 2 Portfolio) Stage 3 Coverage (%) (Stage 3 Provision over Stage 3 Portfolio) 4.4 4.4 4.3 6.0 5.8 5.9 3.5 3.5 3.3 4.2 4.3 4.2 Dec-24 Mar-25 Jun-25 Total Individuals - Brazil Companies - Brazil Latin America 55.0 56.1 55.8 59.8 61.4 59.2 55.3 55.9 57.1 42.4 43.1 43.4 Dec-24 Mar-25 Jun-25 Total Individuals Brazil Companies - Brazil Latin America 4.1 4.3 4.2 7.7 8.0 7.8 1.7 1.8 1.8 4.6 4.6 4.6 Dec-24 Mar-25 Jun-25 Total Individuals - Brazil Companies - Brazil Latin America 22.9 24.5 23.7 24.1 26.1 26.5 23.9 22.9 23.6 16.9 16.6 16.7 Dec-24 Mar-25 Jun-25 Total Individuals - Brazil Companies - Brazil Latin America 17 Commissions and Fees and Insurance Management Discussion & Analysis > Commissions and Fees and Insurance Commissions and fees and result from insurance operations increased 2.5% on a quarter-onquarter basis, driven by higher fund management fees, mainly due to the seasonal recognition of performance fees, which were partially offset by lower revenues from investment banking. In addition, there was an increase in payments and collections, due to higher revenues from acquiring activities, and an increase in result from insurance operations, mainly due to higher revenue from earned premiums. Commissions and fees and result from insurance operations increased 4.3% compared to the first six months of 2024, driven by the increase in revenue from asset management, both due to higher balances of funds and higher revenue from performance fees, in addition to the increase in Consórcio administration fees, which were partially offset by lower gains from advisory services and brokerage. Another highlight was the increase of 4.6% in revenue from card-issuing activities driven by the higher card transaction volume. Additionally, revenue from payments and collections increased, driven by higher revenue from acquiring activities and corporate current account packages. Also noteworthy was the increase in the result from insurance operations. Services and Insurance R$14.2 bn +2.5% +3.1% 2Q25 x 1Q25 2Q25 x 2Q24 Card Issuance Transaction Volume R$ million 2Q25 R$226.5 billion +3.8% vs 1Q25 +7.6% vs 2Q24 Credit +4.8% vs 1Q25 +10.2% vs 2Q24 Debit -0.4% vs 1Q25 -3.1% vs 2Q24 Payments and Collections 169,435 178,191 186,663 41,066 39,932 39,788 210,501 218,123 226,450 37.3 37.5 37.6 36.4 37.9 38.3 2Q24 1Q25 2Q25 Debit Card Transaction Volume Credit Card Transaction Volume Credit card accounts - does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Revenue from card-issuing activities remained basically stable from the previous quarter and increased 4.6% compared to the first half of 2024. Both moves were due to higher gains from interchange fees, as a result of the increase in credit card transaction volume, partially offset by higher expenses on reward programs and by the decline in annuity revenues, reflecting the strategy of offering more benefits to clients as their engagement with the bank increases. Acquiring Transaction Volume 2Q25 R$241.8 billion +7.5% vs 1Q25 +6.0% vs 2Q24 Credit +8.6% vs 1Q25 +9.8% vs 2Q24 Debit +5.2% vs 1Q25 -2.0% vs 2Q24 Note: As from the first quarter of 2025, revenue from card activities – acquirer, in addition to corporate current account package fees, and Pix (the Central Bank of Brazil's instant payment system) are now allocated in the Payments and Collections line (previously Collection Services). For comparability purposes, previous periods were also reclassified. (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Starting in the first quarter of 2025, the payments and collections line began to consolidate revenues from all collection products, including acquiring, and fees for corporate checking account packages, reflecting the strategy of integrating Rede with Itaú. The positive development is related to increased customer engagement with Itaú, resulting from the progress in the operational agenda and the complete value proposition with integrated banking, acquiring, and credit journeys. The growth of this revenue group by 2.8% in the quarter and 5.0% compared to the first six months of the previous year was mainly due to higher gains from the automatic anticipation product in acquiring and higher revenues from corporate checking account packages. In R$ million 2Q25 1Q25 D 2Q24 D 1H25 1H24 D Card Issuance 3,275 3,260 0.4% 3,135 4.5% 6,535 6,248 4.6% Current Account for Individuals 766 828 -7.5% 898 -14.7% 1,593 1,846 -13.7% Credit Operations and Guarantees Issued 622 635 -2.2% 683 -8.9% 1,257 1,360 -7.6% Payments and Collections 2,413 2,347 2.8% 2,273 6.2% 4,760 4,531 5.0% Asset Management 1,909 1,681 13.6% 1,625 17.5% 3,590 3,131 14.7% Fund Management Fees 1,457 1,241 17.4% 1,281 13.7% 2,698 2,472 9.1% Consórcio Administration Fees 452 440 2.7% 344 31.4% 893 658 35.6% Advisory Services and Brokerage 918 1,052 -12.7% 1,504 -38.9% 1,970 2,627 -25.0% Other Brazil 427 418 2.2% 333 28.2% 845 734 15.1% Latin America (ex-Brazil) 1,014 1,011 0.3% 882 14.9% 2,025 1,708 18.6% Commissions and Fees 11,343 11,232 1.0% 11,333 0.1% 22,576 22,185 1.8% Result from Insurance Operations¹ 2,816 2,588 8.8% 2,400 17.3% 5,403 4,630 16.7% Services and Insurance 14,159 13,820 2.5% 13,733 3.1% 27,979 26,815 4.3% 18 Revenue from current account services for individuals decreased 7.5% from the previous quarter. Compared to the first half of 2024, revenue from current account services decreased 13.7%. In both comparisons, the reduction was driven by our proactive agenda of offering increasingly better conditions to clients, as they improve their relationship with the bank. Advisory Services and Brokerage Revenue from advisory and brokerage services decreased by 12.7% from the previous quarter and 25.0% compared to the first half of 2024, due to lower volumes of fixed income transactions in both comparisons. Fixed Income: From January to June 2025, we remained in 1st place in ANBIMA’s Origination ranking, totaling R$48.3 billion in originated volume with a 22.9% market share. We were ranked 1st in ANBIMA’s Distribution ranking, totaling R$25.8 billion in distributed volume with a 25.1% market share. Result from Insurance, Pension Plan and Premium Bonds Result from insurance, pension plan and premium bonds grew 8.8% in the quarter, mainly driven by increases (i) in earned premiums in the life and personal accident portfolio, due to higher sales, and in the credit life portfolio; and (ii) in commissions and fees, mainly in pension plan, due to the recognition of performance fees. There was an increase in retained claims, mainly due to the growth in life and personal accident, and credit life segments, however, the loss ratio from core insurance operations decreased by 0.2 p.p. Current Account for Individuals Fund Management Fund management fees increased 17.4% on a quarter-onquarter basis and 9.1% compared to the first six months of 2024. Both increases were driven by the positive impact of the recognition of the performance fees and higher balance of funds. +9.9% +5.4% Equities: In the period from January to June 2025, we entered into 4 transactions, totaling R$1.9 billion in volume (a 10.4% market share), ranking 2nd in number of transactions and 4th in volume in the Dealogic’s ranking. Mergers and Acquisitions: In the period from January to June 2025, we entered into 20 transactions, totaling R$31.5 billion in volume (a 21.4% market share), ranking 1st in number and 3rd in volume of transactions in the Dealogic’s ranking. +8.8% +17.3% 2Q25 x1Q25 R$2.8 bn 2Q25 x 2Q24 Compared to the first half of 2024, result from insurance, pension plan and premium bonds increased 16.7%, mainly driven by the increase in earned premiums in the life and personal accident, and credit life portfolios, as a result of higher sales, and by the increase in commissions and fees, both in pension plan and third-party insurance commissions. Managed Portfolio and Investment Funds Result from Insurance, Pension Plan and Premium Commissions and Fees and Insurance Management Discussion & Analysis > Commissions and Fees and Insurance R$ million 1,882 1,938 1,909 1,961 2,068 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 19 16.5 17.4 17.5 17.3 17.6 69.8 69.4 68.7 69.0 68.2 0.6 0.6 0.6 0.6 0.6 9.3 9.4 9.4 9.5 9.4 96.2 96.8 96.2 96.3 95.7 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 ZUP and IT team Brazil (ex-Tech team) Abroad (ex-Latin America) Latin America Non-interest Expenses Management Discussion & Analysis > Non-interest expenses Non-interest expenses were up by 4.4% from the previous quarter, due to the seasonality of the first quarter of the year, when personnel expenses are lower. There was also an increase in provision for labor claims, higher provision for profit sharing - in line with the bank’s performance, and an increase in marketing expenses. Transactional expenses increase was partially offset by the reduction in expenses on physical spaces, driven by lower rental expenses, in line with the brick-and-mortar branches network optimization, which recorded an annual reduction of 9.5%. Technology expenses also increased, mainly due to the growth in the number of employees. Our quarterly efficiency ratio reached 36.9% in Brazil, a decrease of 0.3 p.p. on a year-on-year basis, reaching the lowest level in the historical series for a second quarter. In Latin America, the reduction in expenses was due to lower personnel and technology-related expenses, mainly in Chile, and to lower administrative expenses in Paraguay. Compared to the first half of 2024, non-interest expenses were up 9.6%. The strategic investments in technology drove the 22.1% increase in expenses. Personnel expenses increased due to the effects of the negotiation of the collective wage agreement, which included a 4.64% adjustment to salaries and benefits beginning in September 2024, as well as due to higher profit sharing expenses in connection with the bank’s improved financial performance. In Latin America, expenses increased mainly driven by foreign exchange variation and higher technology-related expenses in Chile, in addition to the higher expenses in Uruguay. R$16.5 bn Non-interest expenses +4.4% +9.4% 2Q25 x 1Q25 2Q25 x 2Q24 Number of Employees - in thousands Note: Includes all the employees of companies controlled by the Company. In the third quarter of 2024, 380 employees from Rede were migrated to the Technology team. Efficiency Ratio Branches and Client Service Branches Starting in the first quarter of 2025, we will report non-interest expenses based on a new structure aligned with the bank's management. Personnel expenses include commercial and administrative areas; transactional expenses consider operational and service expenses, including payroll; and technology expenses include all investments and expenses related to the area, including the respective payroll. 45.1 46.6 42.4 40.5 39.3 39.4 43.5 44.4 40.2 38.4 37.5 37.4 46.5 44.5 40.8 39.6 38.8 38.8 44.8 42.2 38.7 37.7 37.2 36.9 2Q20 2Q21 2Q22 2Q23 2Q24 2Q25 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%) Note: As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change. 271 271 260 259 252 413 403 396 359 372 2,337 2,285 2,272 2,177 2,114 3,021 2,959 2,928 2,795 2,738 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Latin America and IBBA CSBs - Brazil Brick and Mortar Branches - Brazil In R$ millions 2Q25 1Q25 D 2Q24 D 1H25 1H24 D Personnel Expenses (commercial and administrative) (6,112) (5,804) 5.3% (5,689) 7.4% (11,917) (11,310) 5.4% Transactional Expenses (operations and service) (4,261) (4,091) 4.1% (4,042) 5.4% (8,352) (7,872) 6.1% Technology Expenses (personnel and infrastructure) (2,896) (2,711) 6.8% (2,359) 22.8% (5,607) (4,591) 22.1% Other Expenses (998) (901) 10.7% (975) 2.4% (1,899) (1,772) 7.2% Total - Brazil (14,267) (13,508) 5.6% (13,065) 9.2% (27,775) (25,545) 8.7% Latin America (ex-Brazil) (2,225) (2,288) -2.7% (2,005) 11.0% (4,513) (3,911) 15.4% Total (16,492) (15,796) 4.4% (15,069) 9.4% (32,288) (29,456) 9.6% 20 Balance Sheet Management Discussion & Analysis > Balance Sheet Total assets increased by 2.7% in the quarter, mainly driven by increases of (i) R$37.8 billion in interbank investments due to the increase in securities under repurchase agreements; (ii) R$21.8 billion in securities, concentrated in private securities; and (iii) R$9.4 billion in loan operations, which increased in all segments of the loan portfolio in Brazil. The increase of 0.4% when compared to January 1, 2025* was mainly driven by the increase of R$51.9 billion in securities, partially offset by the reduction of R$24.1 billion in interbank investments. Liabilities increased by 2.7% in the quarter, mainly driven by the increases of (i) R$24.5 billion in deposits received under securities repurchase agreements; (ii) R$14.3 billion in debt instruments, mainly due to the increase in agribusiness and real estate bills, in addition to the issuance of perpetual subordinated financial bills carried out in June, 2025; and (iii) R$13.7 billion in technical provisions for insurance, pension plans and premium bonds, due to the net gain on funds and the financial expenses on provisions for pension plans. The 0.4% increase in liabilities compared to January 1, 2025* was mainly due to the increases of (i) R$25.1 billion in debt instruments, mainly driven by the issuance of perpetual subordinated financial bills and the increase in real estate and agribusiness bills; and (ii) R$23.2 billion in deposits received under securities repurchase agreements. These increases were partially offset by the R$35.0 billion reduction in deposits, mainly in time deposits from foreign operations, due to the impact of foreign exchange variation. Stockholders’ equity grew R$6.9 billion in the quarter, mainly due to the net income in the period, partially offset by the payment of dividends and interest on capital. Compared to January 1, 2025*, stockholders’ equity decreased R$1.9 billion, due to the payment of additional dividends and interest on capital for 2024. *The balance as of 01/01/25 reflects the applicable changes in accordance with CMN Resolution Nº 4,966/21. Assets (In R$ million, end of period) 06/30/2025 03/31/2025 D' 01/01/2025* D' Current and Long-term As sets 2,863,268 2,786,081 2.8% 2,851,314 0.4% Cash 32,177 38,893 -17.3% 36,127 -10.9% Interbank Investments 278,452 240,627 15.7% 302,560 -8.0% Securities and Derivatives 984,058 962,279 2.3% 932,202 5.6% Operations with credit granting characteristics 1,147,354 1,138,645 0.8% 1,157,247 -0.9% Loan, lease and other credit operations 1,011,835 1,002,453 0.9% 1,022,078 -1.0% Securities 188,268 189,706 -0.8% 188,540 -0.1% (Provision for expected credit loss) (52,749) (53,514) -1.4% (53,371) -1.2% Interbank and Interbranch Accounts 255,829 248,131 3.1% 246,261 3.9% Current and deferred tax assets 87,955 83,768 5.0% 85,470 2.9% Other Assets 77,443 73,738 5.0% 91,447 -15.3% Permanent As sets 34,782 34,845 -0.2% 34,793 0.0% Total As sets 2,898,050 2,820,926 2.7% 2,886,107 0.4% Liabilities (In R$ million, end of period) 06/30/2025 03/31/2025 D' 01/01/2025* D' Current and Long-Term Liabilities 2,688,498 2,618,303 2.7% 2,674,458 0.5% Deposits 1,019,760 1,019,413 0.0% 1,054,741 -3.3% Securities sold under repurchase agreements 432,862 408,401 6.0% 409,656 5.7% Debt instruments 402,470 388,199 3.7% 377,344 6.7% Borrowing and Onlending 119,493 123,098 -2.9% 135,113 -11.6% Derivatives 74,149 70,778 4.8% 96,611 -23.2% Interbank and Interbranch Accounts 118,199 112,611 5.0% 103,820 13.8% Provisions for financial guarantees, credit commitments and credits to be released 1,514 1,330 13.8% 1,153 31.3% Technical provision for insurance, pension plan and premium bonds 336,372 322,721 4.2% 311,812 7.9% Other provisions 16,059 16,814 -4.5% 16,628 -3.4% Current and deferred tax liabilities 20,720 19,366 7.0% 22,988 -9.9% Other liabilities 146,900 135,572 8.4% 144,592 1.6% Stockholders ' Equity 200,815 193,900 3.6% 202,705 -0.9% Non-controlling Interes ts 8,737 8 ,723 0.2% 8 ,944 -2.3% Total Liabilities and Equity 2,898,050 2,820,926 2.7% 2,886,107 0.4% 21 85.5% 86.3% 85.8% 5.7% 5.9% 5.8% 8.7% 7.8% 8.4% Jun-24 Mar-25 Jun-25 Credit Portfolio Management Discussion & Analysis > Credit Portfolio Credit Portfolio with Financial Guarantees Provided and Private Securities (Individuals and Companies) - Brazil Payroll loans R$72.8 bn As of 06/30/25 -1.7% vs Mar-25 -1.6% vs Jun-24 Credit cards R$141.1 bn As of 06/30/25 +1.6% vs Mar-25 +7.7% vs Jun-24 Compared to the end of March 2025, payroll loans decreased by 2.0% in the private sector, driven by the adjustment of the offer of the new product offered in the sector. In the public sector, payroll loans decreased by 0.2%, with an increase in own channels and slowdown in the external channel. Payroll loans for INSS beneficiaries decreased by 2.0%, driven by the suspension of new contracts. 50.1 11.0 11.7 69% 31% Transactors² Installments with interest Revolving credit + overdue loans¹ Portfolio by origination (%) 2nd Quarter of 2025 Branches Itaú Consignado S.A. Portfolio by sector (R$ billions) 2nd Quarter of 2025 INSS Private sector Public sector Mortgage loans (Individuals) R$134.4 bn As of 06/30/25 +2.1% vs Mar-25 91.1% of the mortgage portfolio is Individuals Originations | 2nd Quarter of 2025 R$8.2 bn -10.2% vs Jun-24 81.1% of total mortgage credit is originated by borrowers Loan-to-value Ratio of the amount of the financing to the total value of real-estate property. 53.2% 37.2% Vintage (quartely average) Vehicle loans (individuals) R$36.2 bn As of 06/30/25 -1.6% vs Mar-25 +4.0% vs Jun-24 (1) Includes NPL more than one day overdue; (2) includes installments without interest. Originations | 2nd Quarter of 2025 R$4.3 bn -26.2% vs Jun-24 45 months 38% Average Ticket R$51.9 thousand Average Term % Average Down Payment Loan-to-value Vintage (quartely average) +17.2% vs Jun-24 Portfolio Corporate loans R$431.4 bn As of 06/30/25 The corporate loans portfolio increased, both on a quarter-on-quarter basis and compared to the same period of the previous year, due to the higher production in the segments of companies with revenue between R$500 million and R$4 billion, and in the agribusiness sector. +1.4% vs Mar-25 Very small, small and middle market R$275.4 bn As of 06/30/25 The very small, small and middle-market portfolio increased compared to the first quarter of 2025 and the same period of the previous year, mainly driven by the higher production in the small companies segments, with an increase of 20% in the portfolio of government programs in the quarter. +0.8% vs Mar-25 34.4% 32.7% 34.0% 9.9% 11.7% 9.2% 7.5% 8.5% 8.9% 6.4% 6.5% 6.9% 4.1% 4.5% 4.9% 37.8% 36.1% 36.1% Credit Portfolio without Financial Guarantees Provided and Private Securities by Vintage In R$ billion Actual quarter (q) q - 1 q - 2 q - 3 q - 4 q = <-5 1,012 1,002 945 2Q25 1Q25 2Q24 +6.4% vs Jun-24 +13.1% vs Jun-24 61.2% 22 1,369 1,434 1,516 1,478 1,494 1,188 1,241 1,313 1,267 1,287 1,117 945 1,282 1,261 1,268 Mar-24 Jun-24 Dec-24 Mar-25 Jun-25 94.0% 95.3% 97.7% 99.6% 98.6% 81.6% 82.5% 84.6% 85.3% 84.9% Funding Management Discussion & Analysis > Funding Funding from clients increased 1.6% in the quarter, driven by the increase of (i) R$16.7 billion in funds from bills, structured operations certificates and repurchase agreements, mainly in real estate and agribusiness bills; and (ii) of R$6.3 billion in demand deposits, mainly in foreign units. In the last 12 months, the 4.0% increase was due to (i) funds from bills, structured operations certificates and repurchase agreements, which increased R$40.7 billion, mainly in structured operations certificates, and real estate and agribusiness bills; (ii) the R$7.6 billion increase in time deposits, mainly driven by higher remuneration of fixed-income products; and (iii) demand deposits, which grew R$7.0 billion, mainly in our foreign units. Assets under management and administration grew by 4.9% in the quarter. The 9.9% increase in the last 12 months was the result of increases of 12.5% in own products and of 10.6% in the open platform, driven by the rise in Bank Deposit Certificates (CDB) and Real Estate Credit Notes (LCI). Throughout 2024, part of the investments in investment funds of the open platform migrated to own products, mainly to private credit funds. Portfolio / Funding from clients and other funding (1) Funds from Bills include: Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients. Loans¹ and funding The ratio of the loan portfolio¹ to funding net of compulsory deposits, cash and cash equivalents, reached 98.6% in the second quarter of 2025. Portfolio / Funding from clients and other funding net of reserve required by BACEN and Cash Loan portfolio¹ Funding from clients and other funding net of reserve required by BACEN and Cash (1) Includes private securities and other credits. Loan portfolio¹ Funding from clients and other funding In R$ billion In R$ millio n, end of period 2Q25 1Q25 D 2Q24 D Funding f rom Clients (A) 1,289,979 1,269,401 1.6% 1,240,434 4.0% Demand Deposits 123,475 117,135 5.4% 116,460 6.0% Savings Deposits 173,230 174,640 -0.8% 179,030 -3.2% Time Deposits 715,703 716,755 -0.1% 708,060 1.1% Funds from Bills, Structured Operations Certificates and Repurchase Agreements¹ 277,571 260,871 6.4% 236,884 17.2% Other Funding (B) 203,623 208,718 -2.4% 193,149 5.4% Onlending 18,705 17,836 4.9% 14,160 32.1% Borrowing 100,788 105,262 -4.2% 102,585 -1.8% Securities Obligations Abroad 76,876 78,298 -1.8% 69,147 11.2% Other² 7,254 7,322 -0.9% 7,257 0.0% Portfolio Managed and Inves tment Funds (C) 2,117,968 2,011,383 5.3% 1,926,831 9.9% Total (A) +(B) + (C) 3,611,569 3,489,502 3.5% 3,360,414 7.5% Own Products 2,617,123 2,480,284 5.5% 2,327,021 12.5% Open Platform 395,253 370,370 6.7% 357,532 10.6% As sets under Management 3,012,376 2,850,653 5.7% 2,684,553 12.2% Fiduciary Management and Custody³ 478,555 476,321 0.5% 491,186 -2.6% As sets under Management and Adminis tration 3,490,931 3,326,975 4.9% 3,175,739 9.9% 23 In R$ millions Jun-25 Mar-25 Jun-24 HQLA 346,084 340,855 374,291 Potential Cash Outflows 161,856 173,512 186,137 LCR (%) 213.8% 196.4% 201.1% 12.6% 13.1% 1.5% 0.57% -0.01% -0.06% 1.5%² 14.1% 14.6% Tier I Mar-25 Net Income in the quarter, Dividends and Interest on Own Capital Prudential and Equity adjustments Risk-Weighted Assets¹ Tier I Jun-25 Capital, Liquidity and Market Ratios Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil. R$ milhões R$217, 7 bilhões Tier I Capital Ratio On June 30, 2025, our Tier I Capital ratio reached 14.6%, consisting of 13.1% Common Equity Tier I and of 1.5% Additional Tier I². Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Excluding the exchange rate variation of the period, which was considered in the column of prudential and equity adjustments together with the capital index hedge. (2) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 15.0%. The exercise of the redemption option for the Tier 1 Subordinated Notes, described in the announcement to the market dated August 5, 2025, will take the AT1 to 1.3%. Capital Ratios Main changes in the quarter (1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.0% in Jun-25. Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits. Referential Equity: increased by 6.0% driven by the net income of the period and issuance of AT1 in June 2025. RWA: increased by R$5.7 billion, mainly due to the increase in credit risk (RWACPAD). BIS ratio: increased by 0.8 p.p. from March 2025, mainly due to the net income of the period and issuance of AT1, offset by the higher credit RWA . In June 2025, the BIS ratio was 5.0 p.p. above the minimum required, with capital buffers. Liquidity Ratios These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines. Liquidity Coverage Ratio (LCR) The average LCR in the quarter reached 213.8%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios. The growth in the quarter was due to the decrease in potential cash outflows, mainly driven by the payment of dividends made in March 2025. Net Stable Funding Ratio (NSFR) The NSFR was 121.1% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term. For 2025, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%. Value at Risk - VaR1 This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions. (1) Values represented above consider a 1-day time horizon and a 99% confidence level. Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/ investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3. Management Discussion & Analysis > Capital and Risk In R$ millio n, end of period 2Q25 1Q25 Common Equity Tier I 188,389 180,611 Tier I (Common Equity + Additional Capital) 215,381 202,344 Referential Equity (Tier I and Tier II) 237,4 -54 2 2 4 , 0 9 -2 Total Risk-weighted Assets (RWA) 1,436,344 1,430,630 Credit Risk-weighted Assets 1,236,495 1,231,292 Operational Risk-weighted Assets 141,782 141,782 Market Risk-weighted Assets 58,067 57,556 - - Common Equity Tier I Ratio 13.1% 12.6% Tier I Capital Ratio¹ 14.6% 14.1% BIS Ratio (Referential Equity / Total Riskweighted Assets) 16.5% 15.7% In R$ million, end of period 2Q25 1Q25 VaR by Risk Factor Interest Rates 1,281 1,242 Currency 46 29 Shares on the Stock Exchange 40 41 Commodities 18 15 Diversification Effects (297) (269) Total VaR 1,088 1,058 Maximum VaR in the quarter 1,217 1,744 Average VaR in the quarter 1,077 1,138 Minimum VaR in the quarter 942 777 In R$ millions Jun-25 Mar-25 Jun-24 Available Stable Funding 1,393,627 1,362,350 1,292,628 Required Stable Funding 1,150,712 1,114,206 1,057,107 NSFR (%) 121.1% 122.3% 122.3% 24 Results by Business Segment Management Discussion & Analysis > Results by Business Segment The recurring managerial result was up by 16.4% in the quarter, driven by (i) an increase in the financial margin with clients, due to higher volumes in financed credit cards and in government programs, in addition to the greater number of calendar days in the period; (ii) the lower cost of credit, due to the decrease in expected loss expenses and higher recovery of loans written off as losses; (iii) higher revenue from insurance operations, driven by the increase in earned premiums; and (iv) higher commissions and fees, due to higher gains from acquiring services. These increases were partially offset by the growth in non-interest expenses, which are seasonally lower in the first quarter. The recurring managerial result was up 32.9% on a year-on-year basis, mainly driven by (i) higher financial margin with clients, due to the higher average credit volume; (ii) higher revenue from insurance operations, driven by the increase in earned premiums; and (iii) higher commissions and fees, due to higher gains from card-issuing activities and payment and collection services. On the other hand, there was an increase in non-interest expenses, due to the growth in personnel and technology expenses. Retail - Recurring Managerial Result R$4.9 bn +16.4% +32.9% 2Q25 x 1Q25 2Q25 x 2Q24 Loan Portfolio In R$ billion 2Q25 R$558.2 billion +1.4% vs Mar-25 +8.9% vs Jun-24 The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units. Retail Business Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies. Note: In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale). In R$ million 2Q25 1Q25 D 2Q24 D Ope ra t ing Re venue s 28,063 26,764 4.9% 25,057 12.0% Managerial Financial Margin 17,759 16,728 6.2% 15,375 15.5% Commissions and Fees 7,360 7,239 1.7% 7,066 4.2% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 2,944 2,797 5.2% 2,616 12.5% Cos t of Credit (7,709) (8,157) -5.5% (7,518) 2.5% Re ta ined Cla ims (380) (383) -0.8% (399) -4.7% Othe r Ope ra t ing Expens e s (12,794) (12,188) 5.0% (11,927) 7.3% Income be fore Ta x and Minor ity Inte re s ts 7,179 6 ,036 18.9% 5,213 37.7% Income Ta x and Socia l Cont r ibut ion (2,104) (1,679) 25.3% (1,376) 52.9% Minor ity Inte re s ts in Subs idia r ie s (134) (111) 20.5% (119) 12.4% Re cur r ing Manage r ia l Re sult 4,941 4 , 2 4 6 - 16.4% 3 , 7 1 7 - 32.9% Re cur r ing Re turn on Ave rage Alloca ted Capita l 28.0% 25.0% 3.0 p.p. 23.5% 4.5 p.p. Ef f iciency Ra t io (ER) 42.4% 42.4% 0.0 p.p. 44.7% -2.3 p.p. 512.4 519.1 542.3 550.5 558.2 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 25 629.4 643.0 692.9 711.0 710.2 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 The recurring managerial result decreased by 5.1% in the quarter, mainly driven by higher cost of credit, as a result of the increase in expected loss expenses in business in Brazil and higher discounts granted, in addition to higher non-interest expenses, due to the seasonal effect of the reduction of these expenses in the first quarter. These effects were partially offset by the higher financial margin with clients, driven by the higher liabilities’ margin and greater number of calendar days. Compared to the second quarter of 2024, recurring managerial result grew 9.0%, driven by the higher financial margin with clients, due to the increase in liabilities’ margin. On the other hand, non-interest expenses increased as a result of higher personnel expenses, in addition to the reduction in commissions and fees, due to lower gains from investment banking, mainly in fixed income transactions. Wholesale - Recurring Managerial Result R$5.4 bn -5.1% +9.0% 2Q25 x 1Q25 2Q25 x 2Q24 Loan Portfolio In R$ billion 2Q25 R$710.2 billion -0.1% vs Mar-25 +12.8% vs Jun-24 Wholesale Business Note: (1) In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale). (2) As of March-25, we began to include the following products in the Wholesale portfolio: Credit Rights Funds, Interbank Deposit Certificates, Foreign Bonds with private risk and Agribusiness trading operations. Past figures were not reclassified. The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients. Activities with the Market + Corporation Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to Retail or Wholesale business. Results by Business Segment Management Discussion & Analysis > Results by Business Segment In R$ million 2Q25 1Q25 D 2Q24 D Ope ra t ing Re venue s 15,334 15,092 1.6% 14,154 8.3% Managerial Financial Margin 11,276 11,054 2.0% 9,834 14.7% Commissions and Fees 3,876 3,899 -0.6% 4,156 -6.7% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 182 138 31.9% 164 11.0% Cos t of Credit (1,383) (819) 69.0% (1,294) 6.9% Re ta ined Cla ims (5) (5) -2.2% (9) -42.6% Othe r Ope ra t ing Expens e s (5,770) (5,605) 3.0% (5,090) 13.4% Income be fore Ta x and Minor ity Inte re s ts 8,176 8 ,663 -5.6% 7 ,762 5.3% Income Ta x and Socia l Cont r ibut ion (2,621) (2,795) -6.2% (2,652) -1.2% Minor ity Inte re s ts in Subs idia r ie s (163) (188) -13.3% (163) 0.0% Re cur r ing Manage r ia l Re sult 5,392 5,680 -5.1% 4 ,946 9.0% Re cur r ing Manage r ia l Re turn on Ave rage Alloca ted Capita l 26.7% 28.6% -1.9 p.p. 28.3% -1.6 p.p. Ef f iciency Ra t io (ER) 34.4% 33.9% 0.5 p.p. 32.7% 1.7 p.p. In R$ million 2Q25 1Q25 D 2Q24 D Ope ra t ing Re venue s 2,331 2,681 -13.1% 2,600 -10.4% Managerial Financial Margin 2,142 2,540 -15.7% 2,456 -12.8% Commissions and Fees 107 94 14.6% 110 -2.7% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 81 47 72.4% 33 143.8% Othe r Ope ra t ing Expens e s (719) (674) 6.8% (610) 17.9% Income be fore Ta x and Minor ity Inte re s ts 1,611 2,008 -19.7% 1,990 -19.0% Income Ta x and Socia l Cont r ibut ion (426) (785) -45.7% (544) -21.7% Minor ity Inte re s ts in Subs idia r ie s (9) (20) -52.2% (37) -74.3% Re cur r ing Manage r ia l Re sult 1,175 1,202 -2.2% 1,409 -16.6% Re cur r ing Re turn on Ave rage Alloca ted Capita l 10.2% 9.6% 0.6 p.p. 12.0% -1.8 p.p. Ef f iciency Ra t io (ER) 24.5% 19.0% 5.5 p.p. 16.6% 7.9 p.p. 26 2Q25 1Q25 D 2Q24 D 1H25 1H24 D Operating Revenues 3,899 3,998 -2.5% 3,749 4.0% 7,896 7,413 6.5% Managerial Financial Margin 2,851 2,953 -3.5% 2,840 0.4% 5,803 5,653 2.7% Financial margin with clients 3,000 3,050 -1.6% 2,883 4.1% 6,050 5,628 7.5% Financial margin with the Market (149) (97) 53.3% (43) 248.0% (247) 26 - Commissions and Fees 1,014 1,011 0.3% 882 14.9% 2,025 1,708 18.6% Revenues from Insurance² 34 34 -0.6% 27 26.2% 68 52 31.2% Cost of Credit (691) (704) -1.8% (954) -27.5% (1,395) (1,711) -18.4% Expected loss expenses (807) (743) 8.6% (1,065) -24.2% (1,551) (1,898) -18.3% Discounts Granted (41) (58) -29.8% (26) 54.6% (98) (63) 55.5% Recovery of Loan Loans Written Off as Losses 157 97 61.0% 137 14.1% 254 251 1.3% Retained Claims (3) (2) 21.3% (3) -5.2% (5) (5) -2.7% Other Operating Expenses (2,266) (2,337) -3.1% (2,050) 10.5% (4,603) (4,009) 14.8% Non-interest expenses (2,225) (2,288) -2.7% (2,005) 11.0% (4,513) (3,911) 15.4% Tax Expenses and Other³ (41) (50) -18.2% (45) -9.6% (90) (99) -8.5% Income before Tax and Minority Interests 939 954 -1.6% 742 26.4% 1,893 1,688 12.1% Income Tax and Social Contribution (51) (88) -42.5% (56) -9.5% (139) (165) 0.0% Minority Interests in Subsidiaries (156) (190) -18.0% (177) -12.0% (346) (357) -3.2% Recurring Managerial Result 732 676 8.2% 509 43.8% 1,408 1,166 20.8% Share 6.4% 6.1% 0.3 p.p. 5.1% 1.3 p.p. 6.2% 5.9% 0.3 p.p. Return on Average Equity - Annualized4 14.2% 13.1% 1.2 p.p. 11.3% 2.9 p.p. 13.6% 12.9% 0.8 p.p. 2Q25 1Q25 D 2Q24 D 1H25 1H24 D Operating Revenues 41,830 40,539 3.2% 38,062 9.9% 82,370 74,751 10.2% Managerial Financial Margin 28,327 27,369 3.5% 24,825 14.1% 55,696 48,892 13.9% Financial margin with clients 27,320 26,349 3.7% 23,380 16.8% 53,668 46,456 15.5% Financial margin with the Market 1,007 1,021 -1.3% 1,445 -30.3% 2,028 2,435 -16.7% Commissions and Fees 10,329 10,221 1.1% 10,450 -1.2% 20,551 20,477 0.4% Revenues from Insurance² 3,173 2,948 7.6% 2,787 13.9% 6,122 5,382 13.8% Cost of Credit (8,401) (8,272) 1.6% (7,857) 6.9% (16,673) (15,894) 4.9% Expected loss expenses (8,857) (8,751) 1.2% (8,397) 5.5% (17,608) (16,823) 4.7% Discounts Granted (668) (656) 1.8% (591) 13.0% (1,324) (1,180) 12.2% Recovery of Loan Loans Written Off as Losses 1,123 1,135 -1.1% 1,131 -0.7% 2,259 2,109 7.1% Retained Claims (383) (387) -1.0% (405) -5.6% (769) (787) -2.2% Other Operating Expenses (17,018) (16,129) 5.5% (15,577) 9.2% (33,147) (30,409) 9.0% Non-interest expenses (14,267) (13,508) 5.6% (13,065) 9.2% (27,775) (25,545) 8.7% Tax Expenses and Other³ (2,751) (2,621) 5.0% (2,512) 9.5% (5,371) (4,864) 10.4% Income before Tax and Minority Interests 16,028 15,752 1.8% 14,222 12.7% 31,781 27,661 14.9% Income Tax and Social Contribution (5,101) (5,171) -1.4% (4,517) 12.9% (10,271) (8,734) 17.6% Minority Interests in Subsidiaries (151) (129) 16.7% (142) 6.0% (280) (249) 12.4% Recurring Managerial Result 10,776 10,452 3.1% 9,563 12.7% 21,229 18,677 13.7% Share 93.6% 93.9% -0.3 p.p. 94.9% -1.3 p.p. 93.8% 94.1% -0.3 p.p. Return on Average Equity - Annualized4 24.4% 23.7% 0.7 p.p. 23.6% 0.8 p.p. 23.9% 23.0% 0.8 p.p. Results by Region We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). • Our operations in Brazil¹ represent 93.6% of the recurring managerial result for the quarter. • Our operations in Latin America achieved a ROE of 14.2%. Brazil¹ (In R$ million, end of period) Latin America (In R$ million, end of period) Main foreign exchange variations compared to the Brazilian Real (BRL) - June, 2025 (1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies. BRL R$ 5.457 - 5.0% - 1.8% vs. Mar-25 vs. Jun-24 Colombian Peso 746.27 + 1.9% vs. Mar-25 + 0.1% vs. Jun-24 Uruguayan Peso vs. BRL 7.32 - 0.3% vs. Mar-25 + 3.2% vs. Jun-24 Chilean Peso vs. BRL 170.68 + 2.5% vs. Mar-25 + 0.7% vs. Jun-24 Paraguayan Guarani vs. BRL 1,456 + 4.9% vs. Mar-25 + 7.4% vs. Jun-24 vs. U.S. Dollar vs. BRL Management Discussion & Analysis > Activities Abroad 27 Global Footprint We present the countries, activities* and total number of Itaú Unibanco employees. Our business abroad focuses on the following activities: Corporate & Investment Banking 1 Asset Management Private Banking Retail 2 3 4 *Represents the totality of our operations abroad. (1) We will continue to serving (i) local and regional corporate clients through our Itaú Unibanco S.A. representative office in Argentina; and (ii) Argentine individuals in the Wealth and Private Banking segments exclusively through our international units outside Argentina. Main Countries Employees Branches & CSBs ATMs Uruguay1 1,266 21 65 Chile 4,703 130 134 Paraguay 1,343 28 292 Colombia2 2,048 61 121 Latin America3 9,360 240 612 Other countries 579 - - Total 95,714 2,738 38,909 Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA’s 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay). (1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP. Itaú Uruguay • Lower margin with the market, due to inflation-linked bonds; • Lower commissions and fees, mainly from collection fees and investment banking; • Higher personnel expenses, variable compensation and expenses on cards. Itaú Paraguay • Lower cost of credit due to improved credit quality in the retail business and to sale of portfolio in 2Q25; • Lower administrative expenses, driven by reimbursement for brand exposure, related to credit card operations, and by lower commercial and marketing expenses. Itaú Chile • Lower margin with the market as a result of lower gains in the trading desk, driven by the increase in the inflation-linked interest rate; • Higher commissions and fees from investment banking in 2Q25; • Higher cost of credit as a result of higher provisions for specific clients in the Corporate segment, and higher volume of nonperforming loans in the retail business. In R$ millions (in constant currency) 2Q25 1Q25 D 2Q25 1Q25 D 2Q25 1Q25 D Operating Revenues 2,424 2,427 -0.1% 489 492 -0.6% 1,201 1,236 -2.9% Managerial Financial Margin 1,941 1,987 -2.3% 349 350 -0.1% 799 824 -3.0% Financial Margin with Clients 1,954 1,966 -0.6% 291 287 1.5% 687 701 -1.9% Financial Margin with the Market (12) 21 - 58 63 -7.3% 111 123 -9.3% Commissions and Fees 483 439 9.9% 107 111 -3.3% 402 412 -2.5% Result from Insurance, Pension Plan and Premium Bonds - - - 33 32 3.3% - - - Cost of Credit (571) (483) 18.4% (35) (58) -39.7% (133) (123) 8.7% Expected Loss Expenses (693) (540) 28.3% (47) (60) -22.2% (111) (101) 9.5% Discounts Granted (14) (31) -56.7% - - - (27) (26) 4.6% Recovery of Loans Written Off as Losses 135 89 52.5% 11 2 600.9% 5 4 4.0% Retained Claims - - - (3) (2) 25.5% - - - Other Operating Expenses (1,355) (1,367) -0.9% (206) (241) -14.8% (592) (556) 6.4% Non-Interest Expenses (1,318) (1,332) -1.0% (198) (231) -14.3% (591) (555) 6.5% Tax Expenses for ISS, PIS, COFINS and Other Taxes (37) (35) 5.8% (8) (11) -26.5% (1) (1) -2.4% Income before Tax and Minority Interests 498 577 -13.7% 246 190 29.1% 475 557 -14.7% Income Tax and Social Contribution 5 (60) - (60) (45) 35.0% (124) (154) -19.3% Minority Interests in Subsidiaries ¹ (154) (185) -16.6% - - - - - - Recurring Net Income 348 332 4.8% 186 146 27.3% 351 403 -12.9% Return on Average Equity - Annualized 10.2% 9.8% 0.4 p.p. 27.9% 23.1% 4.8 p.p. 39.3% 44.8% -5.5 p.p. Efficiency Ratio 55.2% 55.7% -0.5 p.p. 41.3% 48.1% -6.8 p.p. 49.3% 45.0% 4.3 p.p. Itaú Chile Itaú Paraguay Itaú Uruguay Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept. 1 4 Management Discussion & Analysis and Condensed Financial Statements Additional Information 29 Comparison between BRGAAP1 and IFRS Magagement Discussion & Analysis > Comparison between BRGAAP and IFRS (1) BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; (2) Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; (3) Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; (4) Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; (5) Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; (6) Reconciliation of Controlling Stockholders' Equity is presented in the following table. Disclosure of results for the second quarter of 2025, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. The condensed financial statements under IFRS for the second quarter of 2025 are available at our website: www.itau.com.br/investor-relations. R$ million Balance Sheet BRGAAP Adjustments and Reclassifications 2 IFRS BRGAAP Adjustments and ReclassificIFaRtiSons Jun/30/2025 Dec/31/2024 Total Assets 2,898,050 (20,630) 2,877,420 3,048,537 (194,062) 2,854,475 Cash, Compulsory Deposits and Financial Assets At Amortized Cost 3 4 1,945,728 820 1,946,548 2,014,924 (18,235) 1,996,689 (-) Provision for Expected Loss at Amortized Cost (53,028) 2,360 (50,668) (48,875) 1,117 (47,758) Financial Assets at Fair Value Through Other Comprehensive Income 4 145,870 (27,780) 118,090 306,664 (200,104) 106,560 (-) Expected Loss at Fair Value Through Other Comprehensive Income (809) 4 (805) (1,972) 1,715 (257) Financial Assets at Fair Value Through Profit or Loss 4 715,737 173 715,910 632,086 22,108 654,194 Insurance Contracts - 119 119 - 66 66 Tax Assets 5 87,728 (9,774) 77,954 88,144 (15,491) 72,653 Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets 56,824 13,448 70,272 57,566 14,762 72,328 Total Liabilities 2,688,498 (29,529) 2,658,969 2,838,080 (204,889) 2,633,191 Financial Assets at Amortized Cost 3 2,183,502 (21,583) 2,161,919 2,340,560 (191,784) 2,148,776 Financial Assets at Fair Value Through Profit or Loss 4 74,451 602 75,053 88,086 (1,811) 86,275 Provision for Expected Loss (Loan Commitments and Financial Guarantees) 1,515 (2) 1,513 4,276 652 4,928 Insurance and Private Pension Contracts 331,771 (1,960) 329,811 307,813 (914) 306,899 Provisions 18,706 - 18,706 19,209 - 19,209 Tax Liabilities 5 18,072 (6,337) 11,735 21,784 (10,439) 11,345 Other Liabilities 60,481 (249) 60,232 56,352 (593) 55,759 Total Stockholders' Equity 209,552 8,899 218,451 210,457 10,827 221,284 Non-controlling Interests 8,737 1,167 9,904 9,402 792 10,194 Total Controlling Stockholders' Equity 6 200,815 7,732 208,547 201,055 10,035 211,090 BRGAAP IFRS BRGAAP Adjustments and Reclassifications 2 IFRS Adjustments and Reclassifications 2 30 Comparison between BRGAAP1 and IFRS Magagement Discussion & Analysis > Comparison between BRGAAP and IFRS Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. (7) More details in the Financial Statements for the first half of 2025. R$ million Differences between IFRS and BRGAAP Financial Statements (a) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.7 (b) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value. (c) Starting 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS. (d) Reversal of the Amortization of Goodwill under BRGAAP. (e) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS. Reconciliation Patrimônio Líquido* Jun/30/2025 2Q25 1Q25 2Q24 1H25 1H24 BRGAAP - Values Attributable to Controlling Stockholders 200,815 11,278 10,894 9,895 22,173 19,478 (a) Expected credit loss - Loan and lease operations and other financial assets 2,329 227 153 (211) 380 (815) (b) Classification of financial assets (3,549) 410 768 (515) 1,178 (653) (c) Write-off of financial assets - (390) (1,063) 77 (1,453) 181 (d) Reversal for amortization of goodwill 4,962 165 184 168 349 334 (e) Derivatives used as hedge instruments 1,266 (546) (376) 610 (922) 1,104 Other 2,724 (8) (53) 49 (61) 256 IFRS - Values Attributable to Controlling Stockholders 208,547 11,137 10,507 10,073 21,644 19,884 IFRS - Values Attributable to Minority Stockholders 9,904 261 200 297 461 526 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 218,451 11,398 10,707 10,370 22,105 20,410 * Events net of tax effects Resultado Líquido* Stockholders Equity * Result* 31 Glossary Management Discussion & Analysis > Glossary Operating Revenues The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Managerial Financial Margin The sum of the Financial Margin with Clients and the Financial Margin with the Market. Recurring Managerial Return on Average Equity – Annualized Obtained by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings. Recurring Managerial Return on Average Assets – Annualized Obtained by dividing the Recurring Managerial Result by the Average Assets. Coverage by Stage Obtained by dividing the expected loss provision of the stage by the balance of operations of the respective stage. Efficiency Ratio Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Recurring Managerial Result per Share Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place. Dividends and Interest on Own Capital Net of Taxes Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity. Market Capitalization Obtained by multiplying the total number of outstanding shares (common and nonvoting shares) by the average price per non-voting share on the last trading day of the period. Tier I Capital Ratio The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets. Cost of Credit Composed of the Result from Loan Losses, Discounts Granted and recovery of loans written of as losses. Annualized average rate of financial margin with clients Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate. Executive Summary Managerial Financial Margin Financial margin with clients Consists of spread-sensitive operations, working capital and others. Spreadsensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate. Financial margin with the market Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Mix of Products Change in the composition of credit risk assets between periods. Average asset portfolio Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods. Asset spreads Variations in the spreads on credit risk assets between periods. Credit Quality NPL Ratio (over 90 days) Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue. NPL Creation The balance of loans that became more than 90 days overdue during the quarter. Cost of Credit over Total Risk Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters. Comissions and Fees and Insurance Underwriting Margin The sum of earned premiums, retained claims and selling expenses. Combined Ratio The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums. 32 Loan-to-Value Ratio of the financing amount to the value of the underlying real estate. Credit Portfolio Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Currency Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatilityweighted or not, and the final VaR is whichever of the two methodologies is the most restrictive. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of a perpetual nature, which meet the eligibility requirements. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions related to the credit risk exposur (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capital requirement (RWAOPAD). Results by Business Segment Retail Business Consists of the offering of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Activities with the Market + Corporation The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares. Glossary Management Discussion & Analysis > Glossary 33 34 (This page was intentionally left blank) Condensed Financial Statements June 30, 2025 (This page was intentionally left blank) 36 Management Report 1H25 Key indicators and ratios of our performance from January to June 2025 over the same period of the previous year¹: Highlights of the first six months of 2025 Performance 1H25 X 2H24 Financial Margin with Clients R$ 59.7 billions 38.4% Efficiency Ratio 14.6% Tier 1 Capital Ratio3 Recurring Managerial Result R$ 22.6 billion 1H24 14.1% Credit Portfolio² R$ 1.4 trillion 1H24 7.3% ROE Recurring Managerial 22.8% 1H24 80 bps -10 bps stable The total credit portfolio growth was 7.3% compared to the previous year. The increase of the credit portfolio in Brazil was 8.6% and occurred in all segments: 8.0% in individuals, 13.1% in very small, small and middle market loans, and 6.4% in corporate loans. The portfolio in Latin America advanced 1.3%. The positive effect of the growth in the portfolio, the higher liabilities’ margin, besides the remuneration of our own capital, led to a 14.7% increase in the financial margin with clients. Commissions and fees and result from insurance operations rose by 4.3%, mainly due to the higher revenues with card issuing activities, in addition to higher gains with asset management and from payments and collections. It is also worth highlighting the 16.7% growth in results from insurance operation. Non-interest expenses increased 9.6%, while our efficiency ratio for the first half of 2025 reached 38.4% on a consolidated basis and 36.4% in Brazil, representing reductions of 10 bps and 50 bps, respectively, compared to the same period of the previous year. (1) As of January 2025, CMN Resolution 4.966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the constitution of a provision for expected losses associated with credit risk. Adoption was prospective, with no material effects. Includes financial guarantees provided and corporate securities. (3) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.0% and 14.7% in Jun-25 and Jun-24, respectively. 14.7% The ranking, organized annually by the international consultancy Brand Finance, features the 100 most valuable brands in Brazil, and our brand was ranked as the most valuable, at US$ 8.6 billion. We are Brazil’s most valuable brand for the ninth consecutive year. 37 (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Source: Bloomberg. (5) The number of circulating shares has been adjusted to reflect the 10% bonus that took place on March 20, 2025. Therefore, the indicators per share were reclassified. We present below the key indicators comprising our results: In R$ billions Income information 1H25 1H24 Variation Operating Revenues1 Managerial Financial Margin Financial Margin with Clients Financial Margin with the Market Commissions and Fees Revenues from Insurance, Pension Plans and Premium Bonds Cost of Credit Non-interest Expenses Recurring Managerial Result Net Income Recurring Managerial Return on Annualized Average Equity2 Recurring on Annualized Average Equity3 Shares 1H255 1H245 Variation Net Income per Share - Basic - R$ Book Value per Share - R$ (Outstanding on 06/30) Dividends and Interest on Own Capital net of Taxes per Share - R$ Average Financial Daily Trading Volume B3 (ON+PN) NYSE (ADR) Market Capitalization4 38 90.3 61.5 59.7 1.8 22.6 6.2 (18.1) (32.3) 22.6 22.2 22.8% 22.3% 82.2 54.5 52.1 2.5 22.2 5.4 (17.6) (29.5) 19.8 19.5 22.0% 21.6% 9.9% 12.7% 14.7% -27.6% 1.8% 13.9% 2.6% 9.6% 14.1% 13.8% 80 bps 70 bps 2.06 18.62 0.49 1.8 0.8 0.9 395.4 1.81 17.06 0.46 1.4 0.8 0.6 347.5 13.1% 9.2% 6.0% 28.2% 3.8% 62.6% 13.8% Know more Know more Know more We present Itaú Ventures, our new proprietary Corporate Venture Capital fund With an initial committed capital of R$ 500 million, this initiative stems from the internalization of Kinea Ventures and aims to bring investment management closer to our operational priorities. We will operate with a dedicated team, focusing on Brazilian and Latin American startups, investing in strategic areas such as payments, wealth, insurance, credit, cybersecurity, financial services, UX, infrastructure, and artificial intelligence. We launched Itaú Emps, a smart and secure bank tailored for entrepreneurs We’re introducing Itaú Emps, a smart and secure bank designed specifically for small entrepreneurs seeking self-service, a practical experience, and personalized support. Through a lightweight app with no monthly fees, we offer integrated acquiring and credit services, along with generative Artificial Intelligence that provides contextualized and personalized assistance-answering questions, delivering business insights, and supporting management. We launched ‘Itaú Investment Intelligence’, Brazil’s first investment agent powered by generative artificial intelligence We developed Itaú Investment Intelligence to offer clients seamless conversations about investments. By combining product curation, expert insights, internal and external projections, algorithms, and specialized knowledge bases, the solution delivers consistent, secure, and personalized recommendations tailored to each individual’s profile –24 hours a day, seven days a week. Initiatives in 2Q25 39 Awards and recognitions Executivo de Valor Award The Executivo de Valor award is held annually by Valor Econômico in partnership with AESC – Association of Executive Search Consultants. This year, it recognized 25 executives, divided by industry, for their leadership and management skills. Milton Maluhy Filho was the winner in the “Financial Services” category. Best Performing Bank The evaluation, conducted by The Banker, ranked Itaú Unibanco as the best-performing bank in Brazil in 2025. The analysis is based on objective performance metrics that assess the consistency and robustness of the business models of participating financial institutions. The bank ranked 1st in all 8 evaluated categories. World’s Best Investment Bank 2025 Organized by Global Finance magazine, this award recognizes the best investment banks by country, sector, globally, and regionally (Africa, Asia-Pacific, Central, Western and Eastern Europe, Middle East, North America, and Latin America). Itaú BBA won in the categories “Best in Emerging Markets – Global” and “Best Equity Bank – Latin America.” Best Trade Finance Provider 2025 The survey, conducted by Euromoney, recognizes financial institutions that stand out in the international trade finance sector, based on the evaluation of over 13,000 corporate treasurers from more than 100 countries. Itaú was recognized as the “Best Foreign Exchange Provider in Brazil,” “Best Foreign Exchange Product in Brazil,” and “Best Technology in Brazil and Latin America.” Sustainable Finance Awards – Latin America This award is organized by Global Finance magazine and honors the most sustainable financial institutions globally and regionally (Middle East, Africa, Asia-Pacific, Central, Western and Eastern Europe, North America, and Latin America). Itaú BBA was awarded in the categories “Best Bank for Sustainable Financing in Emerging Markets,” “Best Bank for ESG-Related Loans,” and “Best Bank for Transition/Sustainability Linked Loans.” Estadão Empresas Mais This business ranking selects the top 1,500 companies based on criteria such as revenue, profitability, net equity, net income, financial results, gross results, cash flow, size, and historical consistency. Itaú ranked 1st in the “Financial Services – Largest Commercial Banks” category. 40 Payment of Interest on Capital (IOC) We inform our stockholders the approval of the payment of interest on capital to stockholders in the amount of R$0.3341 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.283985 per share¹, which will be made until August 29, 2025. The calculation will be based on the final stockholding position recorded on June 9, 2025, with their shares traded “ex-rights” starting June 10, 2025. Perpetual Subordinated Financial Bills We announce to the market the issued of Perpetual Subordinated Financial Bills in the total amount of R$ 5 billion, in negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2030, subject to the prior authorization of the Central Bank of Brazil. In accordance with BCB Resolution No. 122 and CMN Resolution No. 5.007 , the Financial Bills will compose the Additional Capital of the Company’s Reference Equity with an impact of 35 basis points¹ on its Tier 1 market capitalization rate. Access the Announcement to the Market of 06.03.2025 Access the Material Fact of 05.29.2025 ¹ Calculated on the capital base of March 31, 2025. ¹ Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Acknowledgements We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors meeting on August 05, 2025). 41 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS BOARD OF EXECUTIVE OFFICERS Co-Chairmen Chief Executive Officer and Member of the Executive Committee Pedro Moreira Salles Milton Maluhy Filho Roberto Egydio Setubal Officers and Members of the Executive Committee Vice President André Luís Teixeira Rodrigues Ricardo Villela Marino Carlos Fernando Rossi Constantini Carlos Orestes Vanzo Members Flávio Augusto Aguiar de Souza Alfredo Egydio Setubal Gabriel Amado de Moura Ana Lúcia de Mattos Barretto Villela José Virgílio Vita Neto Candido Botelho Bracher Matias Granata Cesar Nivaldo Gon Pedro Paulo Giubbina Lorenzini Fabricio Bloisi Rocha Ricardo Ribeiro Mandacaru Guerra João Moreira Salles Sérgio Guillinet Fajerman Marcos Marinho Lutz Maria Helena dos Santos Fernandes de Santana Paulo Antunes Veras Pedro Luiz Bodin de Moraes Officers Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare AUDIT COMMITTEE André Maurício Geraldes Martins Chairperson Cristiano Guimarães Duarte Maria Helena dos Santos Fernandes de Santana Daniel Menezes Santana Daniel Sposito Pastore Daniela Pereira Bottai Members Emerson Macedo Bortoloto Alexandre de Barros Eric André Altafim Fernando Barçante Tostes Malta Felipe Piccoli Aversa Luciana Pires Dias Felipe Xavier Minhoto Tambelini Ricardo Baldin Guilherme Barros Leite de Albuquerque Maranhão Rogério Carvalho Braga Gustavo Lopes Rodrigues (1) João Filipe Fernandes da Costa Araújo José Geraldo Franco Ortiz Junior Lineu Carlos Ferraz de Andrade Luciana Nicola Luis Eduardo Gross Siqueira Cunha Maira Blini de Carvalho Marcia Kinsch de Lima FISCAL COUNCIL Mário Newton Nazareth Miguel Chairman Mayara Arci Rezeck Gilberto Frussa Michele Maria Vita Paulo Sergio Miron Members Pedro Henrique Moreira Ribeiro Eduardo Hiroyuki Miyaki Rafael Vietti da Fonseca Marcelo Maia Tavares de Araújo Renato Barbosa do Nascimento Renato da Silva Carvalho Renato Lulia Jacob Ricardo Nuno Delgado Gonçalves Rita Rodrigues Ferreira de Carvalho Rodrigo Andre Leiras Carneiro Rubens Fogli Netto Tatiana Grecco Thales Ferreira Silva Vinícius Santana 1) Group Head of Investor Relations. Accountant Fabiana Palazzo Barbosa CRC 1SP251437/O-4 42 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO S.A. Chief Executive Officer and Member of the Executive Committee Milton Maluhy Filho Officers (continued) Officers and Members of the Executive Committee Gabriela Rodrigues Ferreira André Luís Teixeira Rodrigues Giovana Aparecida Braccialli Vinci Carlos Fernando Rossi Constantini Guilherme Pessini Carvalho Carlos Orestes Vanzo Gustavo Andres Flávio Augusto Aguiar de Souza Gustavo Lopes Rodrigues Gabriel Amado de Moura Gustavo Nobuaki Aoki José Virgílio Vita Neto Haroldo Coutinho de Lucena Neto Matias Granata João Carlos do Amaral dos Santos Ricardo Ribeiro Mandacaru Guerra João Filipe Fernandes da Costa Araújo Sérgio Guillinet Fajerman José de Castro Araújo Rudge Filho José Geraldo Franco Ortiz Junior Laila Regina deOliveira Pena de Antonio Leandro Alves Officers Leandro Roberto Dominiquini AdrianaMaria dos Santos Leandro Rocha de Andrade Adriano Cabral Volpini Lineu Carlos Ferraz de Andrade Adriano Tchen Cardoso Alves Luciana Nicola Alessandro Anastasi Luís Eduardo Gross Siqueira Cunha Alexandre Borin Ribeiro Luiz Felipe Monteiro Arcuri Trevisan Álvaro de Alvarenga Freire Pimentel Maira Blini de Carvalho Álvaro Felipe Rizzi Rodrigues Marcelo Bevilacqua Gambarini Andre Balestrin Cestare Marcia Kinsch de Lima André Mauricio Geraldes Martins Marcio Luís Domingues da Silva Andrea Carpes Blanco Marco Flavio Trajano Mattos Angelo Russomano Fernandes Marcos Zani Della Manna Atilio Luiz Magila Albiero Junior Marcus Viana de Gusmão BadiMaani Shaikhzadeh Maria Estela Castanheira Saab Caiuby Novaes Beatriz Couto Dellevedove Bernardi MarianaMauriz Rodrigues Bruno Bianchi Mário Lúcio Gurgel Pires Bruno Machado Ferreira Mario Magalhães Carvalho Mesquita Caio Barbosa LimaMoreno Mário Newton Nazareth Miguel Carlos Augusto Salamonde Mayara Arci Rezeck Carlos Eduardo de Almeida Mazzei Michel Cury Chain Carlos Eduardo Mori Peyser Michele Maria Vita Carlos Henrique Donegá Aidar Milena de Castilho Lefon Martins Cintia Carbonieri Fleury de Camargo Pamela Vaiano Cláudio José Coutinho Arromatte Paola Archibusacci Sarkis Cristiano Guimarães Duarte Pedro Barros Barreto Fernandes Cristina Gouveia Aguiar Pedro Campos Bias Fortes Daniel Menezes Santana Pedro Henrique Moreira Ribeiro Daniel Nascimento Goretti Pedro Prates Rodrigues Daniel Sposito Pastore PriscillaMarques Dias Ciolli Davi Faleiros Franco da Rocha Rafael Bastos Heringer Eduardo Cardoso Armonia Rafael Burini Ohde Eduardo Corsetti Rafael Vietti da Fonseca Eduardo Coutinho de Oliveira Amorim Renata Cristina de Oliveira Eduardo Nogueira Domeque Renato Bereznjak Cunha Eric André Altafim Renato Cesar Mansur Estevão Carcioffi Lazanha Renato da Silva Carvalho Fabio HortaMotta Marques da Costa Renato Giongo Vichi Fábio Napoli Renato Lulia Jacob Fábio Rodrigo Villa Ricardo Nuno Delgado Gonçalves Fabricio Dore de Magalhães Rita Rodrigues Ferreira Carvalho Felipe Piccoli Aversa Roberta Anchieta da Silva Felipe Sampaio Nabuco Rodrigo Andre Leiras Carneiro Felipe Weil Wilberg Rodrigo Jorge Dantas de Oliveira Felipe Xavier Minhoto Tambelini Rodrigo Rodrigues Baia Fernando Della Torre Chagas Rogerio Vasconcelos Costa Fernando Kontopp de Oliveira Rubens Fogli Netto Fernando Mattar Beyruti Sandra Cristina Mischiatti Lancellotti Fernando Silva Dias de Castro Tatiana Grecco Flávia Davoli Tatyana Montenegro Gil Flavio Ribeiro Iglesias Thales Ferreira Silva Francis Roberto Gallo Thiago Luiz Charnet Ellero Gabriel Brabo de Bernardes Tiago Augusto Morelli Gabriel Guedes Pinto Teixeira Ullisses Christian Silva Assis Gabriela Figueiredo Denadai Valéria AparecidaMarretto Vinicius Santana 43 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet 1 (In millions of reais) Assets Note 06/30/2025 01/01/2025 Supplementary information (unaudited) Current and Non-current assets 2,863,268 2,851,314 Cash 32,177 36,127 Interbank investments 2c IV, 4 278,452 302,560 Securities purchased under agreements to resell 214,094 233,209 Interbank deposits 60,427 66,752 Assets guaranteeing technical provisions 10b 3,978 2,626 (Provision for expected credit loss) (47) (27) Securities 2c IV, 5 910,522 835,714 Own portfolio 289,118 226,461 Restricted 290,020 301,936 Assets guaranteeing technical provisions 10b 332,579 308,623 (Provision for expected credit loss) (1,195) (1,306) Derivatives 2c IV, 6 73,536 96,488 Operations with credit granting characteristics 8 1,147,354 1,157,247 Loan, lease and other credit operations 2c IV, 2c VII 1,011,835 1,022,078 Securities 2c IV 188,268 188,540 (Provision for expected credit loss) 2c IV (52,749) (53,371) Interbank and interbranch accounts 255,829 246,261 Current and deferred tax assets 87,955 85,470 Current tax assets 16,074 16,735 Deferred tax assets 20b I 71,881 68,735 Other assets 9a 77,443 91,447 Permanent assets 34,782 34,793 Investments 2c VI 8,591 8,527 Associates and joint ventures 8,582 8,362 Other investments 9 165 Fixed assets 2c VIII, 14 9,064 9,080 Real estate 9,430 6,932 Other fixed assets 15,738 18,137 (Accumulated depreciation) (16,104) (15,989) Goodwill and Intangible assets 2c IX, 15 17,127 17,186 Goodwill 812 865 Intangible assets 49,865 47,755 (Accumulated amortization) (33,550) (31,434) Total assets 2,898,050 2,886,107 The accompanying notes are an integral part of these financial statements. 44 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Balance Sheet 1 (In millions of reais) Liabilities and stockholders' equity Note 06/30/2025 01/01/2025 Supplementary information (unaudited) Current and Non-current liabilities 2,688,498 2,674,458 Deposits 2c IV, 16b 1,019,760 1,054,741 Demand deposits 123,475 124,920 Savings deposits 173,230 180,730 Interbank deposits 6,816 7,224 Time deposits 715,703 735,376 Other deposits 536 6,491 Securities sold under repurchase agreements 2c IV, 16c 432,862 409,656 Own portfolio 266,269 178,922 Third-party portfolio 113,660 129,536 Free portfolio 52,933 101,198 Debt instruments 2c IV, 16d 402,470 377,344 Funds from issues 247,184 236,430 Foreign loans through securities 76,876 76,279 Funding from structured operations certificates 23,734 19,411 Debt instruments with subordination clauses 16d III 54,676 45,224 Borrowing and onlending 2c IV, 16e 119,493 135,113 Borrowing 100,788 117,170 Onlending 18,705 17,943 Derivatives 2c IV, 6 74,149 96,611 Interbank and interbranch accounts 118,199 103,820 Provisions for financial guarantees, credit commitments and credits to be released 8a, 8c 1,514 1,153 Technical provision for insurance, pension plan and premium bonds 2c XI, 10a 336,372 311,812 Other provisions 2c XII, 11b 16,059 16,628 Current and deferred tax liabilities 20,720 22,988 Current tax liabilities 20c 14,370 14,255 Deferred tax liabilities 20b II 6,350 8,733 Other liabilities 9b 146,900 144,592 Total stockholders' equity of controlling shareholders 18 200,815 202,705 Capital 124,063 90,729 Capital reserves 2,328 2,729 Profit reserves 77,093 110,400 Other comprehensive income 2c IV (2,651) (244) (Treasury shares) (18) (909) Non-controlling interests 18e 8,737 8,944 Total stockholders' equity 209,552 211,649 Total liabilities and stockholders' equity 2,898,050 2,886,107 The accompanying notes are an integral part of these financial statements. 45 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Income 1 (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 06/30/2025 Income related to financial operations 24 160,755 Operations with credit granting characteristics 84,859 Securities, derivatives and other 46,950 Financial income from assets guaranteeing technical provisions 21,024 Interbank investments and other 7,922 Expenses related to financial operations 24 (105,328) Deposits and securities sold under repurchase agreements (88,403) Debt instruments (2,663) Borrowing and onlending 6,086 Financial expenses on technical provisions for insurance, pension plan and premium bonds (20,348) Income related to financial operations before expected credit loss 55,427 Result of expected credit loss 24 (15,554) Expenses for provision for expected credit loss (17,982) Income related to recovery of financial assets written off as loss 2,428 Gross income related to financial operations 39,873 Other operating revenues / (expenses) (14,792) Commissions and banking fees 25 23,666 Result from insurance, pension plan and premium bonds operations 3,407 Personnel expenses 26 (16,486) Other administrative expenses 26 (13,407) Other provisions expenses 11b (1,659) Provision for civil lawsuits (556) Provision for labor claims (1,899) Provision for tax and social security obligations and other risks 796 Tax expenses 2c XIII, 20a II (5,723) Equity in earnings of associates, joint ventures and other investments 694 Other operating revenues (427) Other operating expenses 26 (4,857) Operating income 25,081 Non-operating income 166 Income before taxes on income and profit sharing 25,247 Income tax and social contribution 2c XIII, 20a I (2,324) Due on operations for the period (6,825) Related to temporary differences 4,501 Profit sharing – Management members - Statutory 19b (266) Non-controlling interests 18e (484) Net income 22,173 Earnings per share - Basic 21 Common 2.12 Preferred 2.12 Earnings per share - Diluted 21 Common 2.10 Preferred 2.10 Weighted average number of outstanding shares - Basic 21 Common 5,288,843,050 Preferred 5,163,622,107 Weighted average number of outstanding shares - Diluted 21 Common 5,288,843,050 Preferred 5,252,616,003 The accompanying notes are an integral part of these financial statements. 46 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Consolidated Statement of Comprehensive Income (In millions of reais) Note 01/01 to 06/30/2025 Consolidated net income 22,657 Financial assets at fair value through other comprehensive income 5c 1,396 Change in fair value (1,184) Tax effect 1,365 (Gains) / losses transferred to income 2,211 Tax effect (996) Hedge 1,151 Cash flow hedge 7b 98 Change in fair value 178 Tax effect (80) Hedge of net investment in foreign operation 7c 1,053 Change in fair value 2,031 Tax effect (978) Remeasurements of liabilities for post-employment benefits (1) (9) Remeasurements 22 (16) Tax effect 7 Foreign exchange variation in foreign investments (4,954) Other 9 Other comprehensive income of non-controlling interests (251) Total consolidated other comprehensive income (2,658) Total consolidated comprehensive income 19,999 Comprehensive income attributable to the owners of the parent company 19,766 Comprehensive income attributable to non-controlling interests 233 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 47 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Consolidated Statement of Changes in Stockholders’ Equity (In millions of reais) Note Attributed to owners of the parent company Total stockholders’ equity – owners of the parent company Total stockholders’ equity – non controlling interests Capital Treasury Total shares Capital reserves Profit reserves Other comprehensive income Retained earnings Fair value through other comprehensive income adjustments (1) Insurance contracts and private pension Remeasurements of liabilities of postemployment benefits Conversion adjustments of foreign investments Gains and losses – Hedge (2) Other Total - 01/01/2025 90,729 (909) 2,729 110,400 (835) 259 (1,959) 10,994 (8,703) - - 202,705 8,944 211,649 Transactions with owners 33,334 891 (401) (33,334) - - - - - - - 490 - 490 Acquisition of treasury shares 18 - (83) - - - - - - - - - (83) - (83) Result of delivery of treasury shares 18 - 974 (9) - - - - - - - - 965 - 965 Recognition of share-based payment plans - - (392) - - - - - - - - (392) - (392) Capitalization by reserves 33,334 - - (33,334) - - - - - - - - - - Corporate reorganization 2c I, 3 - - - 57 - - - - - - - 57 - 57 Other - - - (514) - - - - - - - (514) - (514) Dividends - declared after previous period - - - (12,229) - - - - - - - (12,229) - (12,229) Interest on capital - declared after previous period - - - (3,260) - - - - - - - (3,260) - (3,260) Unclaimed dividends and Interest on capital - - - - - - - - - - 18 18 - 18 Total comprehensive income - - - - 1,396 - (9) (4,954) 1,151 9 22,173 19,766 233 19,999 Consolidated net income - - - - - - - - - - 22,173 22,173 484 22,657 Other comprehensive income - - - - 1,396 - (9) (4,954) 1,151 9 - (2,407) (251) (2,658) Appropriations: Legal reserve - - - 1,113 - - - - - - (1,113) - - - Statutory reserves - - - 12,466 - - - - - - (12,466) - - - Dividends - - - - - - - - - - - - (440) (440) Interest on capital - - - 2,394 - - - - - - (8,612) (6,218) - (6,218) Total - 06/30/2025 18 124,063 (18) 2,328 77,093 561 259 (1,968) 6,040 (7,552) 9 - 200,815 8,737 209,552 Change in the period 33,334 891 (401) (33,307) 1,396 - (9) (4,954) 1,151 9 - (1,890) (207) (2,097) 1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Fair value through other comprehensive income. 2) Includes Cash flow hedge and hedge of net investment in foreign operation. The accompanying notes are an integral part of these financial statements. 48 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Cash Flows 1 (In millions of reais) Note 01/01 to 06/30/2025 Adjusted net income 63,309 Net income 22,173 Adjustments to net income: 41,136 Share-based payment (368) Effects of changes in exchange rates on cash and cash equivalents 5,030 Expected credit loss with financial instruments 24 17,982 Income from interest and foreign exchange variation from operations with subordinated debt 884 Change in technical provisions for insurance, pension plan and premium bonds 10,680 Depreciation and amortization 3,667 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 11b 1,143 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 11b 1,202 Revenue from update / charges on deposits in guarantee (445) Deferred taxes (excluding hedge tax effects) (734) Equity in earnings of associates, joint ventures and other investments (694) Income from foreign exchange of financial assets and income related to fair value through other comprehensive income 187 Income from foreign exchange and income related to amortized cost (464) Income from sale of financial assets at fair value through other comprehensive income 2,211 Income from sale of investments and fixed assets (98) Income from non-controlling interests 18e 484 Other 469 Change in assets and liabilities (33,351) (Increase) / decrease in assets Interbank investments 52,630 Securities (86,705) Derivative (assets / liabilities) 490 Operations with credit granting characteristics (8,089) Central Bank of Brazil deposits (4,819) Interbank and interbranch accounts (assets / liabilities) 9,630 Tax assets (1,751) Other assets 6,899 (Decrease) / increase in liabilities Deposits (34,981) Securities sold under repurchase agreements 23,206 Debt instruments 15,674 Borrowing and onlending (15,620) Technical provision for insurance, pension plan and premium bonds 13,880 Tax liabilities 3,558 Other provisions and other liabilities (1,527) Payment of income tax and social contribution (5,826) Net cash provided by / (used in) operating activities 29,958 Dividends / Interest on capital received from associates and joint ventures 315 (Purchase) / Funds from sale of financial assets at fair value through other comprehensive income (17,484) (Purchase) / Funds from sale of financial assets at amortized cost 32,479 (Purchase) / Sale of investments (22) (Purchase) / Sale of fixed assets (495) (Purchase) / Sale of termination of intangible asset agreements (3,020) Net cash provided by / (used in) investing activities 11,773 Raising of subordinated debt obligations 9,401 Redemption of subordinated debt obligations (833) Change in non-controlling interests (251) Acquisition of treasury shares (83) Result of delivery of treasury shares 941 Dividends / Interest on capital paid to non-controlling interests (440) Dividends / Interest on capital paid (20,864) Net cash provided by / (used in) financing activities (12,129) Net increase / (decrease) in cash and cash equivalents 29,602 Cash and cash equivalents at the beginning of the period 99,073 Effect of changes in exchange rates on cash and cash equivalents (5,030) Cash and cash equivalents at the end of the period 2c III 123,645 Cash 32,177 Interbank deposits 40,552 Securities purchased under agreements to resell - Collateral held 50,916 The accompanying notes are an integral part of these financial statements. 49 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Consolidated Statement of Added Value (In millions of reais) Note 01/01 to 06/30/2025 Income 175,780 Financial operations 164,522 Commissions and banking fees 25 23,666 Income from insurance, pension plan and premium bonds operations 3,407 Expected credit loss with financial instruments 8 (15,554) Other (261) Expenses (109,945) Financial operations (105,328) Other (4,617) Inputs purchased from third parties (9,963) Third-Party and financial system services, security, transportation and travel expenses 26 (4,150) Other (5,813) Data processing and telecommunications 26 (2,847) Advertising, promotions and publication 26 (882) Installations and materials (1,207) Other (877) Gross added value 55,872 Depreciation and amortization 26 (2,930) Net added value produced by the company 52,942 Added value received through transfer - Result of equity method 694 Total added value to be distributed 53,636 Distribution of added value 53,636 Personnel 16,490 Direct compensation 12,902 Benefits 2,922 FGTS – government severance pay fund 666 Taxes, fees and contributions 13,975 Federal 13,075 Municipal 900 Return on third parties' capital - Rent 514 Return on capital 22,657 Dividends and interest on capital 8,612 Retained earnings attributable to owners of the parent company 13,561 Retained earnings attributable to non-controlling interests 484 The accompanying notes are an integral part of these financial statements. 50 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Balance Sheet (In millions of reais) Assets Note 06/30/2025 Current and Non-current assets 284,214 Cash 1,643 Interbank investments 2c IV, 4 46,710 Securities purchased under agreements to resell 35,419 Interbank deposits 11,291 Securities 2c IV, 5 36,556 Own portfolio 36,556 Derivatives 2c IV, 6 492 Operations with credit granting characteristics 2c IV, 8 164,704 Loan, lease and other credit operations 178,129 (Provision for expected credit loss) (13,425) Interbank and interbranch accounts 24 Current and deferred tax assets 22,605 Current tax assets 5,194 Deferred tax assets 20b I 17,411 Other assets 2c V 11,480 Permanent assets 195,459 Investments 2c VI, 12 195,083 Subsidiaries 195,083 Fixed assets 2c VIII 4 Real estate 4 Other fixed assets 93 (Accumulated depreciation) (93) Intangible assets 2c IX 372 Intangible assets 3,094 (Accumulated amortization) (2,722) Total assets 479,673 Liabilities and stockholders' equity Current and Non-current liabilities 278,859 Deposits 2c IV, 16b 97,489 Demand deposits 114 Interbank deposits 97,375 Securities sold under repurchase agreements 2c IV 838 Third-party portfolio 838 Debt instruments 2c IV, 16d III 56,455 Funds from issues 1,483 Foreign loans through securities 7,389 Debt instruments with subordination clauses 47,583 Interbank and interbranch accounts 75,477 Provisions for financial guarantees, credit commitments and credits to be released 8a, 8c 148 Other provisions 1,264 Current and deferred tax liabilities 3,527 Current tax liabilities 2c XII, 2c XIII, 20c 2,817 Deferred tax liabilities 20b II 710 Other liabilities 9b 43,661 Stockholders' equity 18 200,814 Capital 124,063 Capital reserves 2,328 Profit reserves 76,982 Other comprehensive income 2c IV (2,541) (Treasury shares) (18) Total liabilities and stockholders' equity 479,673 The accompanying notes are an integral part of these financial statements. 51 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 06/30/2025 Income related to financial operations 14,636 Operations with credit granting characteristics 10,702 Securities, derivatives and other 3,934 Expenses related to financial operations (9,242) Deposits and securities sold under repurchase agreements (6,823) Debt instruments (2,341) Borrowing and onlending (78) Income related to financial operations before expected credit loss 5,394 Result of expected credit loss (5,557) Expenses for expected credit loss (6,369) Income related to recovery of financial assets written off as loss 812 Gross income related to financial operations (163) Other operating revenues / (expenses) 20,789 Commissions and banking fees 6,161 Personnel expenses (222) Other administrative expenses (3,018) Other provisions expenses 6 Provision for civil lawsuits (74) Provision for labor claims (11) Provision for tax and social security obligations and other risks 91 Tax expenses 20a II (1,168) Equity in earnings of subsidiaries 12 20,350 Other operating revenues / (expenses) (1,320) Operating income 20,626 Non-operating income (2) Income before taxes on income and profit sharing 20,624 Income tax and social contribution 2c XIII 1,653 Due on operations for the period (592) Related to temporary differences 2,245 Profit sharing – Management Members - Statutory (26) Net income 22,251 Earnings per share - Basic Common 2.13 Preferred 2.13 Earnings per share - Diluted Common 2.11 Preferred 2.11 Weighted average number of outstanding shares - Basic Common 5,288,843,050 Preferred 5,163,622,107 Weighted average number of outstanding shares - Diluted Common 5,288,843,050 Preferred 5,252,616,003 The accompanying notes are an integral part of these financial statements. 52 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Comprehensive Income (In millions of reais) 01/01 to 06/30/2025 Net income 22,251 Financial assets at fair value through other comprehensive income 1,313 Change in fair value 8 Tax effect (6) Associates / Subsidiaries 1,311 Hedge 1,028 Cash flow hedge (25) Associates / Subsidiaries (25) Hedge of net investment in foreign operation 1,053 Change in fair value 520 Tax effect (277) Associates / Subsidiaries 810 Remeasurements of liabilities for post-employment benefits (1) (9) Associates / Subsidiaries (9) Foreign exchange variation in foreign investments (4,953) Change in fair value (776) Associates / Subsidiaries (4,177) Other 9 Total other comprehensive income (2,612) Total comprehensive income 19,639 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 53 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Changes in Stockholders’ Equity (In millions of reais) Note Capital Treasury shares Capital reserves Profit reserves Other comprehensive income Retained Fair value through earnings Total other comprehensive income adjustments Insurance contracts and private pension Remeasurements of liabilities of postemployment benefits Conversion adjustments of foreign investments Gains and losses – Hedge (1) Other Total - 01/01/2025 90,729 (909) 2,729 109,902 (1,961) 259 (1,959) 9,756 (6,024) - - 202,522 Transactions with owners 33,334 891 (401) (33,334) - - - - - - - 490 Acquisition of treasury shares 18 - (83) - - - - - - - - - (83) Result of delivery of treasury shares 18 - 974 (9) - - - - - - - - 965 Recognition of share-based payment plans - - (392) - - - - - - - - (392) Capitalization by reserves 33,334 - - (33,334) - - - - - - - - Corporate reorganization 3, 2c I - - - 57 - - - - - - - 57 Other - - - (205) - - - - - - - (205) Dividends - declared after previous period - - - (12,229) - - - - - - - (12,229) Interest on capital - declared after previous period - - - (3,260) - - - - - - - (3,260) Unclaimed dividends and Interest on capital - - - - - - - - - - 18 18 Total comprehensive income - - - - 1,313 - (9) (4,953) 1,028 9 22,251 19,639 Net income - - - - - - - - - - 22,251 22,251 Other comprehensive income - - - - 2 - - (776) 243 - - (531) Portion of other comprehensive income from investments in associates and subsidiaries - - - - 1,311 - (9) (4,177) 785 9 - (2,081) Appropriations: Legal reserve - - - 1,113 - - - - - - (1,113) - Statutory reserves - - - 12,544 - - - - - - (12,544) - Interest on capital - - - 2,394 - - - - - - (8,612) (6,218) Total - 06/30/2025 18 124,063 (18) 2,328 76,982 (648) 259 (1,968) 4,803 (4,996) 9 - 200,814 Change in the period 33,334 891 (401) (32,920) 1,313 - (9) (4,953) 1,028 9 - (1,708) 1) Includes Cash flow hedge and hedge of net investment in foreign operation. The accompanying notes are an integral part of these financial statements. 54 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Cash Flows (In millions of reais) Note 01/01 to 06/30/2025 Adjusted net income 5,472 Net income 22,251 Adjustments to net income: (16,779) Share-based payment (368) Expected credit loss 6,369 Income from interest and foreign exchange variation from operations with subordinated debt 944 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 19 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 85 Revenue from update / charges on deposits in guarantee (118) Deferred taxes (2,245) Equity in earnings of subsidiaries 12 (20,350) Amortization of goodwill 23 Income from interest and foreign exchange variation of securities at fair value through other comprehensive income (928) Effect of changes in exchange rates on cash and cash equivalents (224) Other 14 Change in assets and liabilities (5,880) (Increase) / decrease in assets Interbank investments 7,920 Securities (12,235) Derivatives (assets / liabilities) (629) Interbank and interbranch accounts (assets / liabilities) 8,571 Operations with credit granting characteristics (14,864) Tax assets (1,489) Other assets 1,612 (Decrease) / increase in liabilities Deposits 5,873 Securities sold under repurchase agreements (7,409) Debt Instruments 3,863 Tax liabilities 1,048 Other liabilities 1,859 Net cash provided by / (used in) operating activities (408) Dividends and interest on capital received 21,095 (Purchase) / funds from sale of securities at fair value through other comprehensive income (9,739) (Purchase) / sale of investments 3,777 Net cash provided by / (used in) investing activities 15,133 Raising in subordinated debt obligations 9,400 Redemption of subordinated debt obligations (568) Result of delivery of treasury shares 941 Acquisition of treasury shares (83) Dividends and interest on capital paid (20,864) Net cash provided by / (used in) financing activities (11,174) Net increase / (decrease) in cash and cash equivalents 3,551 Cash and cash equivalents at the beginning of the period 32,449 Effects of changes in exchange rates on cash and cash equivalents 224 Cash and cash equivalents at the end of the period 2c III 36,224 Cash 1,643 Securities purchased under agreements to resell - Collateral held 34,581 The accompanying notes are an integral part of these financial statements. 55 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Added Value (In millions of reais) Note 01/01 to 06/30/2025 Income 17,345 Financial operations 14,636 Commissions and banking fees 6,161 Expected credit loss with financial instruments (5,557) Other 2,105 Expenses (10,723) Financial operations (9,242) Other (1,481) Inputs purchased from third parties (3,018) Third-Party and financial system services, security, transportation and travel expenses (153) Advertising, promotions and publication (127) Other (2,738) Gross added value 3,604 Depreciation and amortization (5) Net added value produced by the company 3,599 Added value received through transfer - Result of equity method 12 20,350 Total added value to be distributed 23,949 Distribution of added value 23,949 Personnel 180 Direct compensation 163 Benefits 14 FGTS – government severance pay fund 3 Taxes, fees and contributions 1,518 Federal 1,339 Municipal 179 Return on capital 22,251 Dividends and interest on capital 8,612 Retained earnings to shareholders 13,639 The accompanying notes are an integral part of these financial statements. 56 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Notes to the Financial Statements At 06/30/2025 for balance sheet accounts and from 01/01 to 06/30 of 2025 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on August 05, 2025. Note 2 - Material accounting policies a) Basis of preparation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. ITAÚ UNIBANCO HOLDING opted for presenting its Condensed Consolidated and Individual Financial Statements, including selected accompanying notes, in accordance with current regulations. ITAÚ UNIBANCO HOLDING adopted on January 1, 2025, CMN Resolution No. 4,966/21 that changes the accounting criteria applicable to financial instruments and opted for the exemption from presentation, in the Condensed Consolidated and Individual Financial Statements, of the comparative amounts related to previous periods, as set forth in Article 79 of this Resolution. In order to allow better understanding of these Condensed Consolidated and Individual Financial Statements, supplementary information was included in the Condensed Consolidated Balance Sheet and Condensed Consolidated and Individual Statement of Changes in Stockholders’ Equity, that corresponds to the balances on December, 31, 2024, adjusted with new concepts at the initial date of effectiveness of CMN Resolution No. 4,966/21. Further information on the effects of the regulatory transition is detailed in Note 2b I. The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 - Statement of Added Value. 57 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended June 30, 2025 • CMN Resolution No. 4,966/21 - Financial Instruments - Establishes the classification, measurement, recognition and write-off of financial instruments, recognition of a provision for expected loss associated with credit risk and designation and accounting recognition of hedge accounting. Adoption was prospective, with no material effects, as of January 1, 2025, with the exception of hedge accounting and adjustment to the present value of restructured financial instruments whose effectiveness will be on January 1, 2027. CMN Resolution No. 4,966/21 considers the following pillars: Classification and measurement of financial instruments: the Securities classification categories that where previously Held to Maturity, Available for Sale and Held for Trading and no longer exist, and three measurement categories are introduced for all financial assets: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting only of principal and interest payments. A significant portion of the financial assets previously classified as Held to Maturity and Available for Sale has been accounted for in this category, in addition to Credit Operations and Other Credits. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both to obtain contractual cash flows, consisting only of principal and interest payments, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the criteria described above. Derivatives, financial assets Held for Trading and equity instruments were recorded in this category. Two criteria should be considered to determine the classification of the financial assets described above: • Business model definition: that reflects how financial instruments are managed to achieve a specific commercial objective and generate cash flows, not depending on the management’s intentions in relation to an individual instrument. • Characteristics of contractual cash flow: they are tested individually to validate whether they meet the criteria for payment of only principal and interest. In the initial adoption there were designation of equity instruments at fair value through other comprehensive income whose ITAÚ UNIBANCO HOLDING CONSOLIDATED’s objective is not to generate return from their sale, since they mainly refer to companies for the development of the market in which it operates. Additionally, with the objective of eliminating accounting asymmetries, there was a designation of financial assets at fair value through profit or loss that are part of the market risk management strategy. ITAÚ UNIBANCO HOLDING CONSOLIDATED kept the measurement of financial liabilities, which remains measured at amortized cost, except for Derivatives, which are measured at fair value through profit or loss. Financial instruments measured at AC and FVOCI use the effective interest method to calculate interest income or expense, considering the materiality aspects of transaction costs in origination. To calculate the effective interest rate of credit operations with credit granting characteristics classified in AC category, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted a differentiated methodology for recognition of revenues and expenses related to transaction costs. Provision for expected loss associated with credit risk: includes the use of prospective information and classification of financial instruments in three stages: 58 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 • Stage 1 - credit loss expected for the next 12 months. Applicable to financial instruments without significant increase in credit risk. ITAÚ UNIBANCO HOLDING CONSOLIDATED did not adopt the option to calculate the expected credit loss for the entire life of financial instruments at this stage. • Stage 2 - expected credit loss over the life of the financial instrument. Applicable to financial instruments with a significant increase in credit risk since their origination. • Stage 3 - expected credit loss over the life of the financial instrument. Applicable to assets with credit recovery problems (problem assets), evidenced by the delay over 90 days in the payment of principal or charges or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on cash basis. A financial instrument will migrate of stage as its credit risk increases or decreases. ITAÚ UNIBANCO HOLDING CONSOLIDATED did not recognize the interest of the operations that, in the transition, were past due for over 60 days and were not characterized as problem assets. For comparability purposes, the balances as of December 31, 2024 are presented under the same headings as January 1, 2025, the effects did not change the amount Stockholders’ Equity. Following is a summary of the changes made to financial instruments starting January 1, 2025: Itaú Unibanco Holding S.A. Consolidated Balance Sheet at 01/01/2025 (In millions of Reais) Assets 12/31/2024 Transfers 12/31/2024 Remeasurements / Changes(2) 01/01/2025 Released balance Supplementary information balance (unaudited) (1) Classification Supplementary information balance (unaudited) Current and non-current assets 3,013,832 (159,212) 2,854,620 (3,306) 2,851,314 Cash 36,127 - 36,127 - 36,127 Interbank investments, net of provision for expected credit loss 302,587 - 302,587 (27) AC 302,560 Securities 1,020,761 (184,007) 836,754 (1,040) 835,714 Trading securities 536,294 (2,430) 533,864 266 FVPL 553,997 Available for sale securities 304,692 (135,019) 169,673 FVOCI 125,384 Held to maturity securities 179,775 (46,558) 133,217 AC 157,639 (Provision for expected credit loss) - - - (1,306) (1,306) Derivatives (Trading) (3) 94,180 1,786 95,966 522 FVPL 96,488 Operations with credit granting characteristics 974,715 181,817 1,156,532 715 1,157,247 Loan, lease and other credit operations 1,022,135 (57) 1,022,078 - AC 1,022,078 Available for sale securities - 135,019 135,019 5,036 140,055 Held to maturity securities - 47,031 47,031 1,454 48,485 (Provision for expected credit loss) (47,420) (176) (47,596) (5,775) (53,371) Interbank and interbranch accounts 246,261 - 246,261 - AC 246,261 Current and deferred tax assets 88,756 - 88,756 (3,286) 85,470 Other assets 250,445 (158,808) 91,637 (190) AC / FVPL 91,447 Investments, net 8,439 - 8,439 88 8,527 Fixed assets, net 9,080 - 9,080 - 9,080 Goodwill and intangible assets, net 17,186 - 17,186 - 17,186 Total assets 3,048,537 (159,212) 2,889,325 (3,218) 2,886,107 1) The amounts presented include transfers of balances. 2) Refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories in compliance with the requirements of CMN Resolution No. 4,966/21. 3) Includes foreign exchange operations. 59 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Consolidated Balance Sheet at 01/01/2025 (In millions of Reais) Liabilities and Stockholders' Equity 12/31/2024 Transfers 12/31/2024 Remeasurements / Changes (2) 01/01/2025 Released balance Supplementary information balance (unaudited) (1) Classification Supplementary information balance (unaudited) Current and Non-current liabilities 2.838.080 (159,212) 2,678,868 (4,410) 2,674,458 Deposits 1,054,741 - 1,054,741 - AC 1,054,741 Securities sold under repurchase agreements 409,656 - 409,656 - AC 409,656 Debt instruments 332,120 45,224 377,344 - AC 377,344 Borrowing and onlending 135,113 - 135,113 - AC 135,113 Derivatives (3) 87,175 9,446 96,621 (10) FVPL 96,611 Interbank and interbranch accounts 103,820 - 103,820 - AC 103,820 Provisions for financial guarantees, credit commitments and credits to be released 4,176 - 4,176 (3,023) AC 1,153 Technical provision for insurance, pension plan and premium bonds 311,812 - 311,812 - 311,812 Other provisions 16,628 - 16,628 - 16,628 Current and deferred tax liabilities 24,365 - 24,365 (1,377) 22,988 Other liabilities 358,474 (213,882) 144,592 - AC / FVOCI 144,592 Total stockholders' equity of controlling shareholders 201,055 - 201,055 1,650 202,705 Non-controlling interests 9,402 - 9,402 (458) 8,944 Total stockholders' equity 210,457 - 210,457 1,192 211,649 Total liabilities and stockholders' equity 3,048,537 (159,212) 2,889,325 (3,218) 2,886,107 1) The amounts presented include transfers of balances. 2) Refer to the expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories in accordance with the requirements of CMN Resolution No. 4,966/21. 3) Includes foreign exchange operations. In ITAÚ UNIBANCO HOLDING, the new classifications of financial instruments did not produce any effect on Stockholders’ equity in the initial adoption of CMN Resolution No. 4,966/21. The classification involved the transfer of financial assets previously classified as Available for sale securities at a Fair value through profit of loss in the amount of R$ 2. In relation to expected loss associated with credit risk, there was an increase of R$ 1,638 in the Expected credit loss from Operations with credit granting characteristics as a counterparty to Stockholders’ equity, which corresponds to R$ 652, net of tax effects and reflective impacts of associates and subsidiaries corresponding to R$ (271), net of tax effects. ITAÚ UNIBANCO HOLDING CONSOLIDATED would have recognized in Income or Other Comprehensive Income the amount of R$ 1,254 during the period from 01/01/2025 to 06/30/2025 if the financial instruments had not been reclassified of category. 12/31/2024 01/01/2025 01/01 to 06/30/2025 Gains/(Losses) of unrecognized fair value adjustment Fair value Classification Income Other comprehensive income Securities 840,986 AC - 1,254 FVOCI - - 60 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Regarding the provisions for expected credit loss from financial instruments, ITAÚ UNIBANCO HOLDING CONSOLIDATED presents a summary of the changes made: Financial instruments 12/31/2024 01/01/2025 Rating Accounting balance Impairment Stage Gross accounting balance Provision for Expected credit loss Securities N/A 849,002 (616) 1 292,498 (110) 2 241 (1) 3 1,595 (1,195) N/A (1) 554,726 - Total 849,002 (616) 849,060 (1,306) AA 558,075 (1,720) A 262,116 (2,185) B 118,618 (3,257) C 32,559 (3,253) Credit operations D 8,600 (2,579) E 5,240 (2,620) F 6,331 (4,431) G 5,485 (5,452) H 25,054 (25,054) N/A 188,540 (3,549) 1 1,098,610 (9,958) 2 56,770 (13,068) 3 55,238 (30,345) Total (2) 1,210,618 (54,100) 1,210,618 (53,371) Credit commitment, credit to be released and financial guarantees pledged (3) 1 611,267 (337) 623,730 (1,045) 2 8,509 (124) 3 3,954 (692) Total 623,730 (1,045) 623,730 (1,153) 1) Financial assets not subject to expected credit loss, composed of government securities classified in the FVPL category measured at level 1 of the fair value hierarchy and by equity instruments (FVPL or FVOCI). 2) On January 1, 2025, the provision for expected credit loss comprises R$ 47,983 relating to credit operations, lease and other credits with credit granting characteristics and R$ 5,388 related to securities with credit granting characteristics. 3) The amounts are recorded off-balance sheet. • CMN Resolution No. 4,975/21 - Lease - Receives the Accounting Pronouncement (CPC) 06 (R2) - Leases that eliminate the accounting of operating leases for the lessee, presenting a single lease model, which consists of: (a) initially recognize all leases as a right of use and the respective obligation at present value; and (b) recognize the depreciation of the right of use and the interest on the lease separately in income. Transition to CMN Resolution No. 4,975/21 ITAÚ UNIBANCO HOLDING has adopted the Accounting Pronouncement (CPC) 06 (R2) - Lease, prospectively, since January 1, 2025, using the following criteria: (1) unified discount rate, considering a portfolio of similar contracts; and (2) calculation of the Right-of-use asset and lease liability for new contracts signed in which ITAÚ UNIBANCO HOLDING appears as a lessee, as from the effectiveness of the standard. II - Applicable to future periods • CMN Resolution No. 4,966/21 - Financial instruments and related regulations - Establishes the designation and accounting recognition of hedge and adjustment to the present value of restructured financial instruments, being in force starting January 1, 2027. Possible impacts are being evaluated and will be completed by the date of the standard effectiveness. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. 61 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I - Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 18d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting, starting July 1, 2023, the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 - Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: 62 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Functional currency (1) Incorporation Country Activity Interest in voting capital % Interest in total capital % 06/30/2025 06/30/2025 In Brazil Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer Finance Credit 50.00% 50.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension Plan 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer Finance Credit 50.00% 50.00% Redecard Instituição de Pagamento S.A. Real Brazil Acquirer 100.00% 100.00% Foreign Itaú Colombia S.A. Colombian Peso Colombia Financial institution 67.06% 67.06% Banco Itaú (Suisse) S.A. Swiss Franc Switzerland Financial institution 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan Peso Uruguay Financial institution 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% Itau BBA USA Securities Inc. US Dollar United States Securities Broker 100.00% 100.00% Banco Itaú Chile Chilean Peso Chile Financial institution 67.42% 67.42% 1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar. 63 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ equity of the acquired entity. I.II - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' equity. II - Functional and presentation currency The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income. For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related provision for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING CONSOLIDATED transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 64 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates whether the renegotiation event is characterized as a restructuring, this is, whether there has been a significant concession to the counterparty, due to the deterioration of the client’s credit quality. The gross book value of the renegotiated financial assets is recalculated with the new conditions agreed upon. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is settled, canceled, matured or expired. IV.I - Classification of financial assets The classification and subsequent measurement of financial assets are detailed in Note 2b I . Hybrid contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING CONSOLIDATED designates it, on an irrevocable basis, at fair value through other comprehensive income. IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to derivatives and financial liabilities generated in loans or rental of financial assets. • Credit commitments, Credits to be released. • Financial guarantees: measured by the greater amount between (i) the provision for expected credit loss; and (ii) the balance of the service fee to be deferred in income, according to the contract term. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. 65 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The portion of variation in the fair value of derivative financial liabilities measured at levels 2 or 3, resulting from changes in the own credit risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is recognized in Other Comprehensive Income, at the net amount of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Securities, Derivatives and Other and Financial Income from Assets Guaranteeing Technical Provisions. For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost and through other comprehensive income, which considers costs and fees directly attributable to the origination of the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts when exceeding 1% of the instrument's total revenues or charges. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the differentiated methodology for financial assets with credit granting characteristic classified in the amortized cost category. For liabilities classified in the amortized cost category, incremental costs and revenues are deferred by the effective interest rate curve. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies financial instruments as problem assets if the payment of principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: The main judgments exercised of ITAÚ UNIBANCO HOLDING CONSOLIDATED to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. 66 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 For makes an assessment of the expected credit loss on financial instruments (except equity instrument, derivatives, government securities measured at fair value through profit or loss at level 1 of the hierarchy of fair value) and to credit commitments and non-cancellable credits to be released, applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to problem assets, for which a probability of default (PD) of 100% is considered. The assessment of expected credit loss is detailed in Note 2b I. The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING CONSOLIDATED determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on similar characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers. • Maximum contractual period: ITAÚ UNIBANCO HOLDING CONSOLIDATED estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING CONSOLIDATED uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. 67 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the option to measure the expected credit loss based on the delayed payment of principal or interest, the loss history and other relevant information for financial instruments recognized in the heading Other Assets. IV.IV - Derivatives and use of hedge accounting These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Cash flow hedge: the effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders’ Equity. The ineffective portion is recorded directly in the Statement of Income. • Market fair value: financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. • Hedge of net investments in foreign operations: accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders’ Equity and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. 68 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING CONSOLIDATED is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and intangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls. Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. 69 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance, private pension and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expired. Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums are accounted for over the term of the contracts in proportion to the amount of insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if there is any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue. Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating. Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. 70 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semiannually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date. Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ). XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 11. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. 71 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years. Tax rates, as well as their calculation bases, are detailed in Note 20. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. 72 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 3 - Business development Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING. In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%. In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312. The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024. Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023. In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital. 73 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 4 - Interbank investments The accounting policy on interbank investments is presented in Note 2c IV. 06/30/2025 Amortized Cost Securities purchased under agreements to resell 214,094 Collateral held 50,418 Collateral repledge 112,060 Assets received as collateral with right to sell or repledge 15,269 Assets received as collateral without right to sell or repledge 96,791 Collateral sold 51,616 Interbank deposits 60,427 Assets guaranteeing technical provisions 3,978 (Provision for expected credit loss) (47) Total 278,452 Current 269,453 Non-current 8,999 Interbank Investments are classified in stage 1. In ITAÚ UNIBANCO HOLDING the portfolio is classified as amortized cost and composed of Securities purchased under agreements to resell – Collateral held in the amount of R$ 34,581, Securities purchased under agreements to resell – Collateral repledge in the amount of R$ 838, Interbank Deposits in the amount of R$ 11,291, and the fair value of these investments totals R$ 46,710. 74 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 5 - Securities The accounting policy on Securities is presented in Note 2c IV. a) Summary 06/30/2025 Note Gross book value Expected credit loss Fair value adjustment Accounting Balance At amortized cost (AC) 5b 126,213 (244) - 125,969 At fair value through other comprehensive income (FVOCI) 5c 146,344 (807) (1,060) 144,477 Designated at fair value through other comprehensive income (Designated FVOCI) 5c 1,826 - (1,242) 584 At fair value through profit or loss (FVPL) 5d 611,703 (129) (977) 610,597 Designated at fair value through profit or loss (Designated FVPL) 5d 29,022 (15) (112) 28,895 Total 915,108 (1,195) (3,391) 910,522 Current 464,429 Non-current 446,093 ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates 22.8% of the portfolio as low credit risk (mainly Government securities - Brazil) and for this reason it does not recognizes a provision for expected credit loss. Securities are classified as: R$ 295,756 in stage 1, R$ 78 in stage 2 and R$ 1,348 in stage 3. Provisions for expected credit loss on securities are classified as: R$ (108) in stage 1, R$ (12) in stage 2 and R$ (1,075) in stage 3. Of the total balance of the stages, R$ 704 is from renegotiated operations, of which 100% refers to restructured operations. 75 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 06/30/2025 Note Own portfolio Restricted to Assets guaranteeing technical provisions Total Repurchase agreements Pledged guarantees (1) Central Bank of Brazil Borrowing Note - Assets received as collateral without right to sell or repledge Assets received as collateral with right to sell or repledge 10b Government securities 192,907 195,845 38,644 33,260 8,907 - 20,393 489,956 Brazil 142,174 189,497 30,165 14,501 8,907 - 20,393 405,637 Latin America 37,090 6,348 4,404 7,194 - - - 55,036 Abroad 13,643 - 4,075 11,565 - - - 29,283 Corporate securities 31,388 104 1,458 10,015 - - 309 43,274 Rural product note 37 - - - - - - 37 Bank deposit certificates 187 - - - - - - 187 Real estate receivables certificates 5,579 - - - - - - 5,579 Debentures 7,665 36 - - - - 3 7,704 Eurobonds and other 8,534 68 1,458 10,015 - - - 20,075 Financial bills 533 - - - - - 223 756 Promissory and commercial notes 70 - - - - - - 70 Other 8,783 - - - - - 83 8,866 Shares 18,306 - - 1,678 - 2 4 19,990 Investment Funds 46,517 - - 107 - - 107 46,731 Specially Organized Investment Funds (PGBL/VGBL) - - - - - - 311,766 311,766 Total 289,118 195,949 40,102 45,060 8,907 2 332,579 911,717 AC 5b 62,872 15,617 12,885 24,649 3,743 - 6,447 126,213 FVOCI and Designated FVOCI 5c 69,411 42,661 11,073 8,849 5,164 - 8,710 145,868 FVPL and Designated FVPL 5d 156,835 137,671 16,144 11,562 - 2 317,422 639,636 1) Represent Securities linked to pre-paid account balances, Post-Employment benefits (Note 22b), Stock Exchanges and Settlement and Custody Houses. 76 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Securities at amortized cost (AC) 06/30/2025 Gross book value Government securities 84,902 Brazil 61,943 Latin America 9,808 Abroad 13,151 Corporate securities 41,311 Real estate receivables certificates 5,292 Fund quotas 15,299 Debentures 37 Eurobonds and other 12,969 Financial bills 474 Other 7,240 Total 126,213 Expected credit loss (244) Amortized cost 125,969 Current 33,094 Non-current 92,875 c) Securities at fair value through other comprehensive income (FVOCI) 06/30/2025 Gross book value Fair value adjustment Fair value Government securities 138,758 (1,026) 137,732 Brazil 98,498 (1,153) 97,345 Latin America 27,504 102 27,606 Abroad 12,756 25 12,781 Corporate securities 7,586 (841) 6,745 Bank deposit certificates 122 - 122 Debentures 2,481 (125) 2,356 Eurobonds and other 4,457 (723) 3,734 Financial bills 5 - 5 Promissory and commercial notes 41 - 41 Other 480 7 487 Total 146,344 (1,867) 144,477 Shares (designated at FVOCI) 1,826 (1,242) 584 Total 148,170 (3,109) 145,061 Expected credit loss (Income) (807) Fair value adjustment (OCI) (2,302) Fair Value 145,061 Current 33,314 Non-current 111,747 Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period. At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,489 and Financial bills in the amount of R$ 22,331. 77 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 d) Securities at fair value through profit or loss (FVPL) 06/30/2025 Gross book value Fair value adjustment Fair value Government securities 237,807 600 238,407 Brazil 228,752 550 229,302 Latin America 6,384 11 6,395 Abroad 2,671 39 2,710 Corporate securities 9,670 (84) 9,586 Rural product note 37 - 37 Bank deposit certificates 64 - 64 Real estate receivables certificates 288 (1) 287 Debentures 5,163 (106) 5,057 Eurobonds and other 2,699 (1) 2,698 Financial bills 273 5 278 Promissory and commercial notes 29 - 29 Other 1,117 19 1,136 Shares 20,928 (1,522) 19,406 Investment funds 31,532 (100) 31,432 Specially organized investment funds (PGBL/VGBL) 311,766 - 311,766 Total 611,703 (1,106) 610,597 Government securities (Designated FVPL) 29,022 (127) 28,895 Total 640,725 (1,233) 639,492 Expected credit loss (Income) (144) Fair value adjustment (Income) (1,089) Fair value 639,492 Financial assets not subject to Expected credit loss 616,100 (1,111) 614,989 Financial assets subject to Expected credit loss 24,625 (122) 24,503 Current 398,024 Non-current 241,468 At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Shares in the amount of R$ 12, Fixed-Income Fund Quotas in the amount of R$ 5,793 and Eurobonds and other in the amount of R$ 6,931. Note 6 - Derivatives The accounting policy on Derivatives is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument. Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards. Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term. Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a reference principal amount. Credit derivatives - They are financial instruments which aim is to transfer credit risk: • Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs. 78 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 • Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows. Further information on parameters used to manage risks may be found in Note 27. 79 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 a) Derivatives by maturity date and counterparty By reference amount 06/30/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Maturity ranges 0 - 30 131,231 54,522 1,336,798 201,782 57,315 587 2,420 1,784,655 31 - 90 230,723 35,719 175,775 324,478 63,918 744 313 831,670 91 - 365 203,721 69,931 1,522,727 833,744 482,635 47,247 3,865 3,163,870 365 - 720 203,441 11,165 951,060 493,639 29,283 9,035 1,730 1,699,353 Over 720 days 263,971 8,951 698,270 1,074,339 9,688 48,876 6,446 2,110,541 Total 1,033,087 180,288 4,684,630 2,927,982 642,839 106,489 14,774 9,590,089 Counterparties Stock exchange 1,033,046 4,880 4,543,165 1,354,892 193,996 50,917 106 7,181,002 Over-the-counter market 41 175,408 141,465 1,573,090 448,843 55,572 14,668 2,409,087 Financial institutions - 139,464 94,518 1,192,439 249,397 55,572 6,345 1,737,735 Companies 41 35,501 43,895 32,171 196,103 - 8,323 316,034 Individuals - 443 3,052 348,480 3,343 - - 355,318 Total 1,033,087 180,288 4,684,630 2,927,982 642,839 106,489 14,774 9,590,089 By fair value - assets 06/30/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Maturity ranges 0 - 30 - 4,662 4,844 388 781 46 818 11,539 31 - 90 - 816 783 1,101 1,202 3 1 3,906 91 - 365 - 1,981 9,192 7,558 4,354 164 12 23,261 365 - 720 - 552 873 7,316 365 52 17 9,175 Over 720 days - 369 1,503 22,902 267 311 303 25,655 Total - 8,380 17,195 39,265 6,969 576 1,151 73,536 Counterparties Stock exchange - 414 14,028 13,155 1,312 169 767 29,845 Over-the-counter market - 7,966 3,167 26,110 5,657 407 384 43,691 Financial institutions - 7,454 1,970 18,897 2,740 407 279 31,747 Companies - 490 69 501 96 - - 1,156 Individuals - 22 1,128 6,712 2,821 - 105 10,788 Total - 8,380 17,195 39,265 6,969 576 1,151 73,536 By fair value - liabilities 06/30/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Maturity ranges 0 - 30 - (6,256) (3,074) (923) (633) - (12) (10,898) 31 - 90 - (1,680) (985) (689) (1,062) (2) (3) (4,421) 91 - 365 - (2,221) (8,728) (8,070) (5,764) (21) (29) (24,833) 365 - 720 - (177) (970) (7,501) (1,421) (32) (68) (10,169) Over 720 days - (71) (688) (22,197) (401) (384) (115) (23,856) Total - (10,405) (14,445) (39,380) (9,281) (439) (227) (74,177) Counterparties Stock exchange - - (10,618) (15,173) (2,400) (202) (83) (28,476) Over-the-counter market - (10,405) (3,827) (24,207) (6,881) (237) (144) (45,701) Financial institutions - (8,486) (2,196) (16,166) (2,293) (237) (71) (29,449) Companies - (1,597) (45) (1,681) (88) - - (3,411) Individuals - (322) (1,586) (6,360) (4,500) - (73) (12,841) Total - (10,405) (14,445) (39,380) (9,281) (439) (227) (74,177) Own credit risk (DVA) was R$ 28 and is composed of derivatives. The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 16,870, composed basically of government securities. 80 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Derivatives by index 06/30/2025 Futures Forward Options Swaps NDF Credit derivatives Other Total Shares Reference amount 29,890 423 2,393,897 11,440 - 6,821 2,815 2,445,286 Fair value - asset - 414 10,805 242 - 140 11 11,612 Fair value - liability - - (9,268) (1,023) - (102) (25) (10,418) Commodities Reference amount 9,499 17 18,695 20 6,214 - 303 34,748 Fair value - asset - 17 761 1 159 - 2 940 Fair value - liability - (14) (565) (1) (377) - (2) (959) Interest Reference amount 920,484 4,178 2,078,168 2,887,938 2,005 99,653 7,492 5,999,918 Fair value - asset - 4,178 2,108 37,658 - 436 379 44,759 Fair value - liability - (4,188) (1,988) (37,313) (6) (336) (111) (43,942) Foreign currency Reference amount 73,214 175,670 193,870 28,584 634,620 15 4,164 1,110,137 Fair value - asset - 3,771 3,521 1,364 6,810 - 759 16,225 Fair value - liability - (6,203) (2,624) (1,043) (8,898) (1) (89) (18,858) 81 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 c) Credit derivatives 06/30/2025 Received risk Transferred risk Net risk Credit derivatives CDS (36,185) 29,054 (7,131) TRS (41,251) - (41,251) Total (77,436) 29,054 (48,382) The effect of the risk received on the reference equity from Credit derivatives (Note 27c) was R$ 62. During the periods, there were no credit events relating to the taxable events provided for in the agreements of Credit derivatives. Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest Rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. • Credit: Risk of loss in transactions subject to counterparty’s credit risk variations. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 27. To protect cash flows and fair value of instruments designated as hedged items, derivative financial instruments and financial assets are used. ITAÚ UNIBANCO HOLDING CONSOLIDATED manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 82 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 a) Summaries by instrument and hedge item, nominal amount and maturity 06/30/2025 Hedge instruments Hedged item Notional amount Fair value adjustment Gross book value Cash flow hedge 270,664 (224) 273,004 Hedge of deposits and repurchase agreements 114,794 - 115,192 Hedge of assets transactions 3,851 - 3,831 Hedge of asset-backed securities under repurchase agreements 58,451 - 60,454 Hedge of loan operations 14,866 91 14,866 Hedge of funding 27,458 (116) 27,458 Hedge of assets denominated in UF 50,059 (205) 50,059 Hedge of highly probable forecast transaction 1,185 6 1,144 Hedge of net investment in foreign operations 24,868 3 24,397 Hedge of net investment in foreign operations 24,868 3 24,397 Fair value hedge 141,836 (1,032) 143,355 Hedge of loan operations 32,921 (143) 32,921 Hedge of funding 21,177 (30) 21,179 Hedge of securities at fair value through other comprehensive income 23,521 19 22,596 Hedge of securities at amortized cost 64,157 (878) 66,601 Hedge of firm commitments 60 - 58 Total 437,368 (1,253) 440,756 83 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 06/30/2025 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 143,822 74,206 23,271 11,568 12,079 5,718 - 270,664 Hedge of deposits and repurchase agreements 52,959 41,909 9,771 2,671 1,924 5,560 - 114,794 Hedge of assets transactions - - 1,395 1,943 513 - - 3,851 Hedge of asset-backed securities under repurchase agreements 24,791 19,897 8,524 5,239 - - - 58,451 Hedge of loan operations 5,688 2,800 770 1,172 4,436 - - 14,866 Hedge of funding 11,795 6,945 2,811 543 5,206 158 - 27,458 Hedge assets denominated in UF 47,404 2,655 - - - - - 50,059 Hedge of highly probable forecast transaction 1,185 - - - - - - 1,185 Hedge of net investment in foreign operations 24,868 - - - - - - 24,868 Hedge of net investment in foreign operations (1) 24,868 - - - - - - 24,868 Fair value hedge 43,642 24,772 17,667 18,528 5,862 25,904 5,461 141,836 Hedge of loan operations 11,606 8,057 6,090 4,042 1,465 1,394 267 32,921 Hedge of funding 9,983 4,420 1,603 1,144 2,684 1,343 - 21,177 Hedge of securities at fair value through other comprehensive income 14,390 4,619 79 2,770 74 635 954 23,521 Hedge of securities at amortized cost 7,603 7,676 9,895 10,572 1,639 22,532 4,240 64,157 Hedge of firm commitments 60 - - - - - - 60 Total 212,332 98,978 40,938 30,096 17,941 31,622 5,461 437,368 1) Classified as current, since instruments are renewed often. 84 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Hedge of cash flow Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of time deposits and repurchase agreements (DI); Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic). • In the cash flow of interest payment by using swap contracts: Hedge of loan operations (TPM*); Hedge of Funding (TPM*); Hedge of assets denominated in UF*. • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedging of expected highly probable transactions (foreign currency), not recognized in the Balance Sheet. *UF – Chilean unit of account / TPM – Monetary policy rate Strategies Heading 06/30/2025 Hedged item Hedge instrument Book value Variation in value recognized in Other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge Assets Liabilities ineffectiveness Interest rate risk Hedge of deposits and repurchase agreements Securities sold under repurchase agreements and Deposits - 115,192 398 398 114,794 398 Hedge of assets transactions Operations with credit granting characteristics 3,831 - - - 3,851 - Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 60,454 - (1,426) (1,426) 58,451 (1,426) Hedge of loan operations Loan and lease operations 14,866 - 93 168 14,866 93 Hedge of funding Deposits - 26,205 (95) (127) 26,205 (95) Hedge of assets denominated in UF Securities 50,059 - 2 (17) 50,059 2 Foreign exchange risk Hedge of highly probable forecast transaction 105 1,039 52 150 1,185 52 Hedge of funding Deposits - 1,253 (9) (9) 1,253 (9) Total 129,315 143,689 (985) (863) 270,664 (985) Hedges of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements are portfolio strategies. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 122. 85 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Hedge instruments 06/30/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from Cash flow Assets Liabilities hedge reserve to income Interest rate risk Futures 177,096 - - (1,028) (1,028) - (1) Forward 43,621 - 179 2 2 - (15) Swaps 47,509 165 130 (2) (2) - 9 Foreign exchange risk Futures 977 - - 40 40 - (1) Forward 1,461 7 87 3 3 - - Total 270,664 172 396 (985) (985) - (8) 1) Values recorded in the heading Derivatives. c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 06/30/2025 Hedged item Hedge instrument Book value (1) Variation in value recognized in Other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge Assets Liabilities ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations 24,397 - (13,142) (13,142) 24,868 (13,220) Total 24,397 - (13,142) (13,142) 24,868 (13,220) 1) Recorded in the heading Derivatives. 86 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Hedge instruments 06/30/2025 Notional amount Book value (1) Variation in the amount used to calculate hedge ineffectiveness Variation in the amount recognized in Other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion Assets Liabilities reserve into income Foreign exchange risk Future 9,977 - - (4,683) (4,641) (42) - Future / NDF 7,346 46 - (6,706) (6,605) (101) - Future / Financial assets 7,545 - 43 (1,831) (1,896) 65 - Total 24,868 46 43 (13,220) (13,142) (78) - 1) Recorded in the heading Derivatives. Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments. d) Hedge of fair value Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures. Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies. 87 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Strategies 06/30/2025 Hedge Item Hedge Instruments Book value (1) Fair Value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 32,921 - 33,375 - 454 32,921 (453) Hedge of funding - 21,179 - 21,212 (33) 21,177 34 Hedge of securities at fair value through other comprehensive income 22,596 - 22,567 - (29) 23,521 26 Hedge of securities at amortized cost 66,601 - 67,068 - 467 64,157 (457) Foreign exchange risk Hedge of firm commitments - 58 - 75 (17) 60 17 Total 122,118 21,237 123,010 21,287 842 141,836 (833) 1) Values recorded in the heading Deposits, Securities and Operations with credit granting characteristics. Hedges of loan operations are portfolio strategies. The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 5,084, with effect on income of R$ 1,491. Hedge instruments 06/30/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness Assets Liabilities recognized in income Interest rate risk Swaps 102,155 422 883 (803) (1) Other derivatives 4,347 - 571 (11) - Futures 35,274 - - (36) 10 Foreign exchange risk Futures 60 - - 17 - Total 141,836 422 1,454 (833) 9 1) Recorded in the heading Derivatives. 88 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 8 - Operations with credit granting characteristics The accounting policy on operations with credit granting characteristics, which comprises credit operations, lease, other credits and securities, is presented in Note 2c IV. a) Breakdown of the portfolio of operations with credit granting characteristics and lease 06/30/2025 Gross book value Individuals 451,100 Credit card 141,085 Personal loan 66,610 Payroll loans 72,807 Vehicles 36,247 Mortgage loans 134,351 Companies 542,272 Large companies 327,872 Micro / small and medium companies 214,400 Foreign loans - Latin America 206,731 Total 1,200,103 Expected credit loss (54,263) Total 1,145,840 Current 635,338 Non-current 510,502 The provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,514). ITAÚ UNIBANCO HOLDING 06/30/2025 Gross book value Individuals 155,042 Credit card 113,063 Personal loan 6,022 Vehicles 35,957 Companies 23,087 Corporate companies 454 Micro / small and medium companies 22,633 Total 178,129 Expected credit loss (13,573) Total 164,556 Current 129,635 Non-current 34,921 89 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 In ITAÚ UNIBANCO HOLDING, the provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (148). b) Gross book value by stages Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 382,930 (15,755) (1,980) 5,717 199 18,157 - 389,268 Companies 514,435 (5,802) (784) 1,593 235 3,394 - 513,071 Foreign units Latin America 201,245 (4,828) (620) 2,720 307 (11,308) - 187,516 Total 1,098,610 (26,385) (3,384) 10,030 741 10,243 - 1,089,855 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 34,367 (5,717) (6,495) 15,755 1,496 (4,060) - 35,346 Companies 11,471 (1,593) (3,437) 5,802 301 (172) - 12,372 Foreign units Latin America 10,932 (2,720) (2,161) 4,828 540 (1,207) - 10,212 Total 56,770 (10,030) (12,093) 26,385 2,337 (5,439) - 57,930 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 26,650 (199) (1,496) 1,980 6,495 6,573 (13,517) 26,486 Companies 18,812 (235) (301) 784 3,437 (2,634) (3,034) 16,829 Foreign units Latin America 9,776 (307) (540) 620 2,161 (894) (1,813) 9,003 Total 55,238 (741) (2,337) 3,384 12,093 3,045 (18,364) 52,318 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Total of 3 Stages Balance at Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 443,947 20,670 (13,517) 451,100 Companies 544,718 588 (3,034) 542,272 Foreign units Latin America 221,953 (13,409) (1,813) 206,731 Total 1,210,618 7,849 (18,364) 1,200,103 Of the total balance of the three stages, R$ 38,779 are from renegotiated operations, of which 58.4% refers to restructured operations. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED renegotiated R$ 924 of financial assets previously written down, composed of R$ (924) of provision for expected credit loss. ITAÚ UNIBANCO HOLDING - Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 2 Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 123,535 (5,841) (455) 1,945 27 12,898 - 132,109 Companies 22,547 (512) (71) 200 15 (497) - 21,682 Total 146,082 (6,353) (526) 2,145 42 12,401 - 153,791 ITAÚ UNIBANCO HOLDING - Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 11,286 (1,945) (1,969) 5,841 562 (728) - 13,047 Companies 766 (200) (228) 512 15 (160) - 705 Total 12,052 (2,145) (2,197) 6,353 577 (888) - 13,752 ITAÚ UNIBANCO HOLDING - Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 8,990 (27) (562) 455 1,969 4,582 (5,521) 9,886 Companies 660 (15) (15) 71 228 33 (262) 700 Total 9,650 (42) (577) 526 2,197 4,615 (5,783) 10,586 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. ITAÚ UNIBANCO HOLDING - Total of 3 Stages Balance at Acquisition / (Settlement) Write-Off Balance at 01/01/2025 06/30/2025 Individuals 143,811 16,752 (5,521) 155,042 Companies 23,973 (624) (262) 23,087 Total 167,784 16,128 (5,783) 178,129 In ITAÚ UNIBANCO HOLDING, of the total balance of the three stages R$ 6,959 are from renegotiated operations, of which 64% refers to restructured operations. 90 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 c) Expected credit loss by stages Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 (1) Cure from stage 2 Cure from stage 3 Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (6,321) 934 73 (1,069) (68) (94) - (6,545) Companies (2,064) 297 16 (285) (17) 234 - (1,819) Foreign units Latin America (1,910) 204 53 (408) (101) 462 - (1,700) Total (10,295) 1,435 142 (1,762) (186) 602 - (10,064) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Cure from stage 1 Cure from stage 3 Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (8,429) 1,069 2,925 (934) (832) (3,159) - (9,360) Companies (2,828) 285 1,244 (297) (215) (1,137) - (2,948) Foreign units Latin America (1,935) 408 497 (204) (112) (419) - (1,765) Total (13,192) 1,762 4,666 (1,435) (1,159) (4,715) - (14,073) Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (15,931) 68 832 (73) (2,925) (11,177) 13,517 (15,689) Companies (11,360) 17 215 (16) (1,244) (1,467) 3,034 (10,821) Foreign units Latin America (3,746) 101 112 (53) (497) (1,346) 1,813 (3,616) Total (31,037) 186 1,159 (142) (4,666) (13,990) 18,364 (30,126) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Total of 3 Stages Balance at Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (30,681) (14,430) 13,517 (31,594) Companies (16,252) (2,370) 3,034 (15,588) Foreign units Latin America (7,591) (1,303) 1,813 (7,081) Total (54,524) (18,103) 18,364 (54,263) The consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,514). ITAÚ UNIBANCO HOLDING - Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 (1) Cure from stage 2 Cure from stage 3 Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (2,225) 331 19 (448) (14) (286) - (2,623) Companies (226) 25 3 (40) (3) 4 - (237) Total (2,451) 356 22 (488) (17) (282) - (2,860) ITAÚ UNIBANCO HOLDING - Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Cure from stage 1 Cure from stage 3 Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (3,139) 448 730 (331) (296) (1,361) - (3,949) Companies (185) 40 62 (25) (10) (75) - (193) Total (3,324) 488 792 (356) (306) (1,436) - (4,142) ITAÚ UNIBANCO HOLDING - Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (5,514) 14 296 (19) (730) (5,742) 5,521 (6,174) Companies (389) 3 10 (3) (62) (218) 262 (397) Total (5,903) 17 306 (22) (792) (5,960) 5,783 (6,571) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. ITAÚ UNIBANCO HOLDING - Total dos 3 Estágios Balance at Increase / (Reversal) Write-Off Balance at 01/01/2025 06/30/2025 Individuals (10,878) (7,389) 5,521 (12,746) Companies (800) (289) 262 (827) Total (11,678) (7,678) 5,783 (13,573) In ITAÚ UNIBANCO HOLDING, the consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (148). 91 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 d) Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 268 e) Restricted operations and transfer of financial assets Restricted and with co-obligation 06/30/2025 01/01 to 06/30/2025 Gross book value Income Assets liabilities Restricted operations on assets 8,910 8,919 (10) Loan operations 8,910 - (933) Foreign borrowing through securities - 8,919 923 Transfer of financial assets 226 226 - Total 9,136 9,145 (10) Without co-obligation 01/01 to 06/30/2025 Portfolio transferred Income Loan operations and other credits 6,172 26 Written off operations (WO) 1,765 66 Total 7,937 92 f) Rural credit requirements ITAÚ UNIBANCO HOLDING CONSOLIDATED performs the service of Rural Credit Requirements by means of loan operations, issuances of securities and investments in financial instruments, and the total balance of funds of R$ 15,028 at 06/30/2025 and the requirements of investment of R$ 14,491, which represents 104%. Costs for compliance with the regulations were R$ 82 in the period. g) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2025 Payments receivable Future financial income Present value Current 2,493 (585) 1,908 Non-current 8,192 (2,316) 5,876 From 1 to 2 years 1,832 (458) 1,374 From 2 to 3 years 1,361 (351) 1,010 From 3 to 4 years 991 (275) 716 From 4 to 5 years 859 (221) 638 Over 5 years 3,149 (1,011) 2,138 Total 10,685 (2,901) 7,784 Revenues from finance leases were R$ 405 in the period. 92 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 9 - Other assets and liabilities a) Other assets Note 06/30/2025 Financial 58,690 Trading and intermediation of securities 26,956 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 11d 13,732 Operations without credit granting characteristics, net of provisions 8,132 Income receivable 4,155 Net amount receivables from reimbursement of provisions 11c 365 Receivables from insurance and reinsurance operations 2,941 Other financial assets 2,409 Non-financial 18,753 Sundry domestic 5,322 Sundry foreign 798 Prepaid expenses 5,731 Actuarial assets of post-employment benefit plans 22e 291 Other non-financial assets 5,665 Other 946 Total 77,443 Current 59,220 Non-current 18,223 b) Other liabilities Note 06/30/2025 Financial liabilities 102,702 Payment transactions 71,074 Trading and intermediation of securities 26,876 Lease liabilities 259 Transactions related to credit assignments 8e 226 Funds to be released 2,928 Other liabilities 1,339 Non-financial liabilities 44,198 Charging and collection of taxes and similar 12,023 Social and statutory 9,799 Sundry foreign 4,252 Sundry domestic 4,629 Personnel provision 3,284 Obligations on official agreements and rendering of payment services 1,823 Provisions for sundry payments 2,473 Liabilities of post-employment benefit plans 22e 2,280 Income receivable 2,488 Other non-financial liabilities 1,147 Total 146,900 Current 139,412 Non-current 7,488 In ITAÚ UNIBANCO HOLDING, Other Liabilities are mainly represented by Amounts to be Paid to Related Companies in the amount of R$ 34,257. 93 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 10 - Insurance, private pension plan and premium bonds operations The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XI. In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are calculated according to the technical notes approved by SUSEP. I - Insurance and private pension plan: • Provision for unearned premiums (PPNG) - recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. • Provision for unsettled claims (PSL) - recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. • Provision for claims incurred and not reported (IBNR) - recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits. • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. • Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. • Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental coverage reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations in force. • Provision for redemptions and other amounts to be regularized (PVR) - recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage. • Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) - recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system. 94 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II - Premium Bonds: • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs and covers the portion of the amounts collected for premium bonds. • Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. • Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held. • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received. • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held. 95 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 a) Technical provisions balances Insurance Pension plan Premium bonds Total 06/30/2025 06/30/2025 06/30/2025 06/30/2025 Unearned premiums (PPNG) 5,235 10 - 5,245 Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) 17 323,770 - 323,787 Redemptions and other unsettled amounts (PVR) 76 786 - 862 Financial surplus (PEF) - 725 - 725 Unsettled claims (PSL) 476 13 - 489 Claims / events incurred but not reported (IBNR) 407 24 - 431 Related expenses (PDR/PDC) 33 57 - 90 Mathematical provision for premium bonds (PMC) and redemption (PR) - - 4,592 4,592 Prize draws payable (PSP) and to be held (PSR) - - 9 9 Other provisions 142 - - 142 Total technical provisions (a) 6,386 325,385 4,601 336,372 Current 4,599 801 4,601 10,001 Non-current 1,787 324,584 - 326,371 b) Assets guaranteeing technical provisions Insurance Pension plan Premium bonds Total 06/30/2025 06/30/2025 06/30/2025 06/30/2025 Interbank investments 1,528 599 1,851 3,978 Securities and derivative financial instruments 3,117 326,290 3,172 332,579 PGBL / VGBL fund quotas (1) - 311,766 - 311,766 Other government securities and corporate securities 3,117 14,524 3,172 20,813 Receivables from insurance and reinsurance operations (2) 2,886 238 - 3,124 Credit rights 2,550 - - 2,550 Other credits 336 238 - 574 Total Guarantee Assets (b) 7,531 327,127 5,023 339,681 Total Excess Coverage (b-a) 1,145 1,742 422 3,309 1) The PGBL and VGBL plans securities portfolios, the ownership and involved risks of which are the customer’s responsibility, are recorded as Securities – FVPL, with a counterparty to liabilities in the heading Technical provision for pension plan (Note 10a). 2) Recorded under Other assets. 96 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 11 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. 97 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned. I - Civil, labor and other risks provisions Below are the changes in civil, labor and other risks provisions: 01/01/2025 06/30/2025 01/01/2025 Civil Labor Other Risks Total Opening balance - 01/01 3,207 8,213 1,066 12,486 (-) Provisions guaranteed by indemnity clause (169) (671) - (840) Subtotal 3,038 7,542 1,066 11,646 Adjustment / Interest 75 287 - 362 Changes in the period reflected in income 556 1,899 87 2,542 Increase 815 2,100 373 3,288 Reversal (259) (201) (286) (746) Payment / Transfer (657) (1,350) (28) (2,035) Subtotal 3,012 8,378 1,125 12,515 (+) Provisions guaranteed by indemnity clause 174 681 - 855 Closing balance 3,186 9,059 1,125 13,370 Current 1,409 3,539 427 5,375 Non-current 1,777 5,520 698 7,995 II - Tax and social security provisions Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the change in the provisions: 01/01/2025 06/30/2025 01/01/2025 Legal Obligation - Note Tax and Social Security Obligations Total 20c Opening balance - 01/01 2,581 4,142 6,723 (-) Provisions guaranteed by indemnity clause - (83) (83) Subtotal 2,581 4,059 6,640 Adjustment / Interest 67 714 781 Changes in the period reflected in income 21 (1,361) (1,340) Increase 21 113 134 Reversal - (1,474) (1,474) Payment (22) (807) (829) Subtotal 2,647 2,605 5,252 (+) Provisions guaranteed by indemnity clause - 84 84 Closing balance 2,647 2,689 5,336 Current - - - Non-current 2,647 2,689 5,336 The main discussion related to tax and social security obligations is described below: • PIS and COFINS – Calculation Basis – R$ 758: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 735. 98 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL) and 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), of the Comprehensive Transaction Program instituted by the Ministry of Finance. In addition, a provision was recognized for tax contingency by change in probability of loss. The net effect on income was R$ 507 (Note 28d). III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 5,097, and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 1,134. Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 43,721, and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 3,042: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • ISS – Banking Activities/Provider Establishment – R$ 8,614: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 6,169: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies is discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 2,001: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed. • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 4,039: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed. • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,397: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Disallowance of Losses – R$ 5,851: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,501: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. 99 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 c) Accounts receivable – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 365 (Note 9a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims. d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED basically consist of: 06/30/2025 Note Civil Labor Tax Total Deposits in guarantee 9a 1,762 2,127 9,843 13,732 Investment fund quotas 306 71 - 377 Surety 76 62 5,326 5,464 Insurance bond 2,207 1,886 20,322 24,415 Guarantee by government securities - - 384 384 Total 4,351 4,146 35,875 44,372 100 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 12 - Investments ITAÚ UNIBANCO HOLDING Balance at Changes from 01/01 to 06/30/2025 Balance at Companies Amortization of goodwill Dividends paid / accrued (2) Equity in earnings of subsidiaries Changes in exchange rates and Investment Hedge - Functional currency other than Real Adjustments in marketable securities of subsidiaries and other Corporate Events (3) 01/01/2025 Net Income / (Loss) Adjustments to investor criteria (1) Unrealized results and other Total 06/30/2025 Subsidiaries In Brazil 191,211 - (21,273) 19,391 352 (244) 19,499 (3,594) 1,040 (3,797) 183,086 Itaú Unibanco S.A. 166,330 - (18,848) 17,351 316 (245) 17,422 (3,594) 992 - 162,302 Redecard Instituição de Pagamento S.A. 8,724 - (701) 355 1 - 356 - (2) (1,043) 7,334 Banco Itaucard S.A. 51 - - 2 - - 2 - - - 53 Itaú Corretora de Valores S.A. 3,295 - - 104 2 - 106 - (2) - 3,399 Itauseg Participações S.A. 2,545 - (159) 465 - - 465 1 49 - 2,901 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,213 - (51) 58 - - 58 - - - 1,220 Other interests 9,053 - (1,514) 1,056 33 1 1,090 (1) 3 (2,754) 5,877 Foreign 12,071 (23) (292) 837 - 14 851 (630) - 20 11,997 Banco Itaú Chile 5,715 (23) (179) 205 - - 205 (354) 10 - 5,374 Banco Itaú Uruguay S.A. 5,059 - - 477 - - 477 (182) (10) - 5,344 Other interests 1,297 - (113) 155 - 14 169 (94) - 20 1,279 Total 203,282 (23) (21,565) 20,228 352 (230) 20,350 (4,224) 1,040 (3,777) 195,083 1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies. 2) Dividends approved and not paid are recorded as Income receivable. 3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions. Companies Capital Stockholders’ equity Net Income / (Loss) Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING Equity share in capital (%) 06/30/2025 Common Preferred Quotas Voting Share In Brazil Itaú Unibanco S.A. 75,385 162,302 17,351 3,514,908,377 3,404,188,272 - 100.00% 100.00% Redecard Instituição de Pagamento S.A. 23,923 37,862 1,833 348,555,621 - - 19.37% 19.37% Banco Itaucard S.A. 50 53 2 2,531,224,947 13,593,462 - 100.00% 100.00% Itaú Corretora de Valores S.A. 1,650 3,400 104 32,882,585 970,956 - 100.00% 100.00% Itauseg Participações S.A. 6,970 10,987 1,762 1,583,854,716 - - 26.42% 26.42% Itaú Consultoria de Valores Mobiliários e Participações S.A. 645 1,220 58 548,954 1,097,907 - 100.00% 100.00% Foreign Banco Itaú Chile 17,641 20,332 779 56,896,856 - - 26.29% 26.29% Banco Itaú Uruguay S.A. 559 5,340 477 4,465,133,954 - - 100.00% 100.00% Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (18) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income. In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (4,141). 101 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING. 06/30/2025 01/01 to 06/30/2025 Total assets Contingent liabilities Other liabilities Other comprehensive income Total comprehensive income In Brazil Itaú Unibanco S.A. 2,122,480 13,724 44,656 (4,974) 12,073 Redecard Instituição de Pagamento S.A. 126,187 89 67,361 (4) 1,829 Banco Itaucard S.A. 55 - - - 2 Itaú Corretora de Valores S.A. 8,841 19 5,136 - 104 Itauseg Participações S.A. 11,821 1 - 1,242 3,058 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,371 75 1 1 58 Foreign Banco Itaú Chile 189,454 55 6,273 2,631 3,410 Banco Itaú Uruguay S.A. 49,154 - 715 494 971 102 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 13 - Lease Operations - Lessee The accounting policy on Lease operations (lessee) is presented in Note 2c VII. The total cash outflow with lease amounted to R$ 22 and lease agreements in the amount of R$ 218 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below: 06/30/2025 Up to 3 months 16 3 months to 1 year 45 From 1 to 5 years 205 Over 5 years 127 Total financial liability 393 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 06/30/2025 Sublease revenues 17 Depreciation expenses (15) Interest expenses (11) Lease expenses for low value assets (48) Variable expenses not included in lease liabilities (22) Total (79) There was no impairment adjustment in the period. Note 14 - Fixed assets The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c VIII, 2c X. Fixed assets 06/30/2025 Annual depreciation rates Cost Depreciation Impairment Residual Real estate 9,864 (3,945) (434) 5,485 Land 1,936 - - 1,936 Buildings and improvements 4% to 10% 7,928 (3,945) (434) 3,549 Other fixed assets 15,806 (12,159) (68) 3,579 Installations and furniture 10% to 20% 3,538 (2,724) (17) 797 Data processing systems 20% to 50% 9,226 (8,046) (51) 1,129 Works of art 154 - - 154 Right of use 263 (18) - 245 Other (1) 10% to 20% 2,625 (1,371) - 1,254 Total 25,670 (16,104) (502) 9,064 1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment. Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028. 103 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 15 - Goodwill and Intangible assets The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X. Goodwill and intangible from incorporation Intangible assets Association for the promotion Total and offer of financial products and services Software acquired Internally developed software Right of use Other intangible assets (1) Annual amortization rates Up to 20% 8% 20% 20% 10% to 20% Cost Balance at 01/01/2025 13,111 2,366 5,892 23,568 - 7,978 52,915 Acquisitions 60 - 585 2,194 - 279 3,118 Termination / write-offs - - (2) (96) - (162) (260) Exchange variation (524) (71) (132) (82) - (62) (871) Other - (8) 5 (5) - - (8) Balance at 06/30/2025 12,647 2,287 6,348 25,579 - 8,033 54,894 Amortization Balance at 01/01/2025 (10,221) (1,378) (4,318) (11,557) - (4,569) (32,043) Amortization expenses (371) (40) (249) (1,627) - (615) (2,902) Termination / write-offs - - 1 - - 162 163 Exchange variation 408 35 82 51 - 59 635 Other - 8 - - - - 8 Balance at 06/30/2025 (10,184) (1,375) (4,484) (13,133) - (4,963) (34,139) Impairment Balance at 01/01/2025 (1,357) (729) (174) (1,326) - (100) (3,686) Increase - - - (60) - - (60) Exchange variation 83 35 - - - - 118 Balance at 06/30/2025 (1,274) (694) (174) (1,386) - (100) (3,628) Book value Balance at 06/30/2025 1,189 218 1,690 11,060 - 2,970 17,127 1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits. Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (639), is disclosed under the heading expenses related to financial operations. Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 429. 104 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 16 - Funding and borrowing and onlending The accounting policy on Securities sold under agreements to resell, funds from acceptance and issuance of securities, borrowing and onlending, and subordinated debt is presented in Note 2c IV. a) Summary Note 06/30/2025 Amortized Cost Deposits 16b 1,019,760 Securities sold under repurchase agreements 16c 432,862 Debt Instruments 16d 402,470 Borrowing and onlending 16e 119,493 Total 1,974,585 Current 1,125,513 Non-current 849,072 b) Deposits 06/30/2025 Amortized Cost Interest-bearing deposits 895,749 Savings deposits 173,230 Interbank deposits 6,816 Time deposits 715,703 Non-interest bearing deposits 124,011 Demand deposits 123,475 Other deposits 536 Total 1,019,760 Current 486,368 Non-current 533,392 In ITAÚ UNIBANCO HOLDING, Deposits are mainly represented by Interbank deposits in the amount of R$ 97,375. 105 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 c) Securities sold under repurchase agreements 06/30/2025 Amortized Cost Own portfolio 266,269 Government securities 202,043 Corporate securities 37,809 Own issue 2 Securities abroad 26,415 Third-party portfolio 113,660 Free portfolio 52,933 Total 432,862 Current 383,436 Non-current 49,426 d) Debt instruments I - Debt instruments 06/30/2025 Amortized Cost Emissions funds 247,184 Financial bills 65,311 Real estate credit bills 61,012 Rural credit bills 56,746 Guaranteed real estate bills 64,115 Foreign loans through securities 76,876 Brazil risk note programme 12,912 Structure note issued 10,600 Bonds 41,683 Fixed rate notes 9,072 Eurobonds 114 Other 2,495 Structured operations certificates 23,734 Debt instruments with subordination clauses 54,676 Financial bills 36,775 Euronotes 10,800 Bonus 7,101 Total 402,470 Current 98,840 Non-current 303,630 106 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II - Guaranteed real estate notes Guaranteed real estate bills (LIGs) are registered, transferable and free trade credit securities, which are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Termo de emissão registrado”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. Il.l – Breakdown of asset portfolio The asset portfolio linked to LIGs corresponds to 2.55% of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. 06/30/2025 Real estate loans 69,770 Government securities - Brazil 4,181 Total asset portfolio 73,951 Total adjusted asset portfolio 73,951 Liabilities for issue of LIGs 64,115 Remuneration of the fiduciary agent 3 II.II - Requirements of asset portfolio 06/30/2025 Breakdown 94.4% Sufficiency Notional amount 115.3% Present value under stress 101.2% Weighted average term Of the asset portfolio 138.7 months Of outstanding LIGs 34.0 months Liquidity Net assets 9,673 107 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 III - Debt instruments with subordination clauses Name of security / currency Principal amount (original currency) Issue Maturity Return p.a. 06/30/2025 Subordinated financial bills - BRL 2,146 2019 Perpetual 114% of SELIC 1,389 935 2019 Perpetual SELIC + 1.17% to 1.19% 985 450 2020 2029 CDI + 1.85% 768 106 2020 2030 IPCA + 4.64% 175 1,556 2020 2030 CDI + 2% 2,671 5,488 2021 2031 CDI + 2% 9,072 1,005 2022 Perpetual CDI + 2.4% 1,106 1,161 2023 2034 102% of CDI 1,211 108 2023 2034 CDI + 0.2% 114 122 2023 2034 10.63% 126 700 2023 Perpetual CDI + 1.9% 765 107 2023 2034 IPCA + 5.48% 117 530 2024 2034 100% of CDI 546 3,100 2024 2034 CDI + 0.65% 3,444 1,000 2024 Perpetual CDI + 0.9% 1,104 2,830 2024 Perpetual CDI + 1.1% 3,033 470 2024 2039 102% of CDI 484 4,984 2025 Perpetual CDI + 1,25% 5,041 4,415 2025 Perpetual CDI + 1.35% 4,624 Total 36,775 Subordinated euronotes - USD 750 2018 Perpetual 7.86% 4,182 700 2020 Perpetual 7.56% 3,880 501 2021 2031 3.88% 2,738 Total 10,800 Subordinated bonds - CLP 180,351 2008 2033 3.50% to 4.92% 1,507 97,962 2009 2035 4.75% 1,194 1,060,250 2010 2032 4.35% 119 1,060,250 2010 2035 3.90% to 3.96% 274 1,060,250 2010 2036 4.48% 1,295 1,060,250 2010 2038 3.93% 953 1,060,250 2010 2040 4.15% to 4.29% 734 1,060,250 2010 2042 4.45% 358 57,168 2014 2034 3.80% 469 Total 6,903 Subordinated bonds - COP 146,000 2013 2028 IPC + 2% 198 Total 198 Subordinated bonds - USD 172 2025 2025 8.90% - 878 2024 2024 7.18% - Total 54,676 In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated financial bills in the amount of R$ 36,774 and Subordinated euronotes in the amount of R$ 10,809. 108 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 e) Borrowing and onlending 06/30/2025 Amortized cost Borrowing 100,788 In Brazil 2,402 Foreign (1) 98,386 Onlending - in Brazil – Official institutions 18,705 BNDES 8,261 FINAME 9,429 Other 1,015 Total 119,493 Current 97,785 Non-current 21,708 1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Note 17 - Fair value The accounting policy on Fair value of financial instruments is presented in Note 2c IV. a) Financial assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 109 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I - Fair value of financial assets and liabilities 06/30/2025 Level 1 Level 2 Level 3 Fair value Financial assets 416,134 368,019 400 784,553 Financial assets at fair value through other comprehensive income 141,932 2,906 223 145,061 Government securities 137,732 - - 137,732 Brazil 97,345 - - 97,345 Latin America 27,606 - - 27,606 Abroad 12,781 - - 12,781 Corporate securities 3,670 2,852 223 6,745 Bank deposit certificate - 122 - 122 Debentures 1,394 739 223 2,356 Eurobonds and other 2,264 1,470 - 3,734 Financial bills - 5 - 5 Promissory notes - 41 - 41 Other 12 475 - 487 Shares 530 54 - 584 Financial assets at fair value through profit or loss 274,202 365,113 177 639,492 Government securities 263,870 3,432 - 267,302 Brazil 242,917 3,432 - 246,349 Latin America 17,604 - - 17,604 Abroad 3,349 - - 3,349 Corporate securities 5,787 3,737 62 9,586 Rural product note - 37 - 37 Bank deposit certificate - 64 - 64 Real estate receivable certificate 110 164 13 287 Debentures 3,056 1,957 44 5,057 Eurobonds and other 2,523 170 5 2,698 Financial bills - 278 - 278 Promissory notes - 29 - 29 Other 98 1,038 - 1,136 Shares 3,622 15,669 115 19,406 Investment funds 923 30,509 - 31,432 Specially organized investment funds (PGBL/ VGBL) - 311,766 - 311,766 Derivative - assets 319 73,087 130 73,536 Options - 17,174 21 17,195 Forward 316 8,047 17 8,380 Swaps - 39,175 90 39,265 NDF - Non Deliverable Forward - 6,969 - 6,969 Credit derivatives - 574 2 576 Other 3 1,148 - 1,151 Other Financial Assets - 2,337 - 2,337 Non-financial assets 3,102 - - 3,102 Derivative - liabilities (1,881) (71,748) (548) (74,177) Options - (14,433) (12) (14,445) Forward (1,830) (8,561) (14) (10,405) Swaps - (38,858) (522) (39,380) NDF - Non Deliverable Forward - (9,281) - (9,281) Credit derivatives - (439) - (439) Other (51) (176) - (227) 110 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II - Result of fair value adjustment of assets and liabilities 01/01 to 06/30/2025 Level 1 Level 2 Level 3 Adjustment to fair value Financial assets 8,365 336 (90) 8,611 Financial assets at fair value through other comprehensive income 1,626 62 (4) 1,684 Government securities 1,392 - - 1,392 Brazil 1,272 - - 1,272 Latin America 49 - - 49 Abroad 71 - - 71 Corporate securities 73 57 (5) 125 Debentures 28 30 (5) 53 Eurobonds and other 45 27 - 72 Shares 161 5 1 167 Financial assets at fair value through profit or loss 6,739 274 (86) 6,927 Government securities 5,881 60 - 5,941 Brazil 5,754 60 - 5,814 Latin America 70 - - 70 Abroad 57 - - 57 Corporate securities 165 134 8 307 Rural product note - 1 - 1 Real estate receivables certificates (2) 16 - 14 Debentures 132 92 7 231 Eurobonds and other 35 2 1 38 Financial bills - (2) - (2) Other - 25 - 25 Shares 625 (291) (94) 240 Investment funds 68 371 - 439 Derivative - assets 321 (15,427) (214) (15,320) Options - (1,068) (27) (1,095) Forward 324 (3,218) - (2,894) Swaps - (10,954) (186) (11,140) NDF - Non deliverable forward - (102) - (102) Credit derivatives - 82 (1) 81 Other (3) (167) - (170) Derivative - liabilities (45) 10,891 (411) 10,435 Options - (386) 24 (362) Forward (58) 4,310 (6) 4,246 Swaps - 6,608 (429) 6,179 NDF - Non deliverable forward 5 (166) - (161) Credit derivatives - 556 - 556 Other 8 (31) - (23) In the periods, there were no material transfers between Level 1 and Level 2. Transfers into and out of Level 3 are shown in Level 3 changes. 111 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate database. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixedincome assets. Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swaps and options. Fair value at Total gains or losses (Realized / unrealized) Purchases Settlements Transfers in and/or out of Level Fair value at Total gains or losses (Unrealized) 01/01/2025 Recognized in income Recognized in Other comprehensive income 06/30/2025 Financial assets 378 36 1 28 (32) (11) 400 (85) Financial assets at fair value through other comprehensive income 218 18 1 8 (22) - 223 (3) Corporate securities 218 18 1 8 (22) - 223 (3) Debentures 218 18 1 2 (16) - 223 (3) Financial bills - - - 6 (6) - - - Financial assets at fair value through profit or l 160 18 - 20 (10) (11) 177 (82) Corporate securities 160 18 - 20 (10) (11) 177 (82) Shares 105 5 - 5 - - 115 (94) Real estate receivable certificates 5 9 - 1 - (2) 13 - Debentures 50 3 - 3 (3) (9) 44 11 Eurobonds and other - 1 - 11 (7) - 5 1 Derivative - assets 367 36 - 103 (112) (264) 130 (33) Forward 17 (1) - 1 - - 17 - Options 26 46 - 47 (98) - 21 (1) Swaps 322 (9) - 55 (14) (264) 90 (32) Credit derivatives 2 - - - - - 2 - Derivative - liabilities (175) 60 - (382) 25 (76) (548) 239 Forward (15) 1 - (15) 15 - (14) - Options (8) 25 - (37) 7 1 (12) (5) Swaps (152) 34 - (330) 3 (77) (522) 244 112 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Sensitivity analysis of level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering: Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, index and shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to asset prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear: Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Sensitivity – Level 3 operations 06/30/2025 Market risk factor groups Scenarios Impacts Income Stockholders' equity Interest rate I (2.0) (0.1) II (51.9) (3.1) III (104.0) (6.2) Commodities, indexes and shares I (6.3) - II (12.6) - Nonlinear I (9.5) - II (18.6) - 113 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Financial assets and liabilities not measured at fair value 06/30/2025 Book value Fair value Financial assets at amortized cost 1,896,134 1,898,790 Cash 32,177 32,177 Interbank Investments (1) 278,452 278,452 Securities (1) 125,969 124,935 Interbank and interbranch accounts 255,829 255,829 Operations with credit granting characteristics (1) 1,147,354 1,151,044 Other financial assets 56,353 56,353 Financial liabilities at amortized cost 2,195,486 2,197,944 Deposits 1,019,760 1,019,702 Securities sold under repurchase agreements 432,862 432,862 Debt instruments 402,470 405,217 Borrowing and onlending 119,493 119,262 Other financial liabilities 102,702 102,702 Interbank and interbranch accounts 118,199 118,199 1) Amounts presented net of the provision for expected loss. The methods used to estimate the fair value of financial instruments not measured at fair value are: • Interbank investments - The book value of Securities purchased under agreements to resell is close to their fair value and the fair value of Interbank Deposits is calculated by discounting estimated cash flows at market interest rates. • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Operations with credit granting characteristics - Fair value of loan operations is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. For the securities with credit granting characteristics, under normal conditions, quoted market prices are used, and for those that do not have liquidity or quotation, they are priced by conventional or internal models. • Deposits, debit instruments and borrowing and onlending - They are calculated by discounting estimated cash flows at market interest rates. • Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. 114 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 18 - Stockholders' equity a) Capital In a meeting held on February 5, 2025, the Board of Directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit Reserves - Statutory Reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares. Capital is represented by 10,784,548,883 book-entry shares with no par value, of which 5,454,119,395 are common shares and 5,330,429,488 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 01/01/2025 06/30/2025 01/01/2025 Number Amount Common Preferred Total Residents in Brazil 01/01/2025 4,918,480,340 1,325,492,746 6,243,973,086 57,783 Residents abroad 01/01/2025 39,810,019 3,520,352,243 3,560,162,262 32,946 Shares of capital stock 01/01/2025 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Bonus shares – Outstanding as from 03/20/2025 495,829,036 484,584,499 980,413,535 Shares of capital stock 06/30/2025 5,454,119,395 5,330,429,488 10,784,548,883 124,063 Residents in Brazil 06/30/2025 5,410,182,256 1,280,506,963 6,690,689,219 76,968 Residents abroad 06/30/2025 43,937,139 4,049,922,525 4,093,859,664 47,095 Treasury shares (1) 01/01/2025 - 28,030,833 28,030,833 (909) Acquisition of treasury shares - 2,500,000 2,500,000 (83) Result of delivery of treasure shares - (30,039,527) (30,039,527) 974 Bonus shares – Treasury as from 03/20/2025 - 86,718 86,718 Treasury shares (1) 06/30/2025 - 578,024 578,024 (18) Number of total shares at the end of the period (2) 06/30/2025 5,454,119,395 5,329,851,464 10,783,970,859 1) Own shares purchased based on authorization of the Board of Directors to be held in Treasury for subsequent cancellation or replacement in the market. 2) Shares representing total capital stock net of treasury shares. We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 06/30/2025: 06/30/2025 Cost / Market value Common Preferred Minimum - 32.81 Weighted average - 33.08 Maximum - 33.29 Treasury shares Average cost - 31.17 Market value on the last day of the base date 32.99 36.95 115 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Breakdown of dividends and interest on capital 06/30/2025 Statutory individual net income 22,251 Adjustments: (-) Legal reserve - 5% (1,113) Dividend calculation basis 21,138 Minimum mandatory dividend - 25% 5,285 Dividends and Interest on Capital Paid / Accrued / Identified 7,320 II - Stockholders' yields Value per share (R$) Value WHT (With holding tax) Net Paid / Prepaid 899 (135) 764 Interest on capital - 5 monthly installment paid from February to June 2025 0.0150 899 (135) 764 Accrued (Recorded in Other liabilities – Social and statutory) 5,319 (798) 4,521 Interest on capital - 1 monthly installment paid on 07/01/2025 0.0150 191 (29) 162 Interest on capital - credited on 05/29/2025 to be paid until 08/29/2025 0.2840 3,603 (540) 3,063 Interest on capital 0.1202 1,525 (229) 1,296 Identified in Profit reserves in Stockholders' equity 2,394 (359) 2,035 Interest on capital 0.1887 2,394 (359) 2,035 Total - 01/01 to 06/30/2025 8,612 (1,292) 7,320 c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 06/30/2025 Capital reserves 2,328 Premium on subscription of shares 284 Share-based payment 2,043 Reserves from tax incentives, restatement of equity securities and other 1 Profit reserves (1) 76,982 Legal (2) 19,259 Statutory (3) 55,329 Special revenue (4) 2,394 1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting. 2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. 3) Its main purpose is to ensure the remuneration flow to shareholders. 4) Refers to Interest on capital declared after 06/30/2025. 116 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 d) Reconciliation of net income and stockholders’ equity (Note 2c I) Net income Stockholders’ equity 01/01 to 06/30/2025 06/30/2025 ITAÚ UNIBANCO HOLDING 22,251 200,814 Amortization of goodwill (1) 2 Hedge in foreign operations 276 (946) Other (353) 945 ITAÚ UNIBANCO HOLDING CONSOLIDATED 22,173 200,815 e) Non-controlling interests Stockholders’ equity Income 06/30/2025 01/01 to 06/30/2025 Banco Itaú Chile 6,621 (254) Itaú Colombia S.A. 20 - Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 683 (102) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 893 (89) Other 520 (39) Total 8,737 (484) f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 06/30/2025 Partner plan (231) Share-based plan (295) Total (526) 117 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I - Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner program 01/01 to 06/30/2025 Quantity Opening balance 81,734,142 New 32,469,946 Delivered (14,108,697) Cancelled (562,235) Closing balance 99,533,156 Weighted average of remaining contractual life (years) 2.69 Market value weighted average (R$) 21.87 118 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II - Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements. The fair value of the share is the market price at its grant date, less expected dividends. Change in share-based variable compensation 01/01 to 06/30/2025 Quantity Opening balance 46,421,099 New 25,506,105 Delivered (23,266,269) Cancelled (428,102) Closing balance 48,232,833 Weighted average of remaining contractual life (years) 1.40 Market value weighted average (R$) 25.69 Note 19 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. 119 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. a) Transactions with related parties ITAÚ UNIBANCO HOLDING CONSOLIDATED 06/30/2025 Parent companies Associates and joint ventures Other related parties Total Assets lnterbank investments - 666 - 666 Loan operations - 153 382 535 Securities and derivative (assets and liabilities) 532 361 2,888 3,781 Other assets - 422 336 758 Total assets 532 1,602 3,606 5,740 Liabilities Deposits - (132) (1,185) (1,317) Securities sold under repurchase agreements - (255) (333) (588) Debt instruments - (44) (163) (207) Other liabilities (1) (150) (4,204) (4,355) Total liabilities (1) (581) (5,885) (6,467) 01/01 to 06/30/2025 Statement of lncome lncome related to financial operations 38 61 70 169 Expenses related to financial operations - (20) (377) (397) Other operating revenues / (expenses) 2 (103) (352) (453) lncome 40 (62) (659) (681) ITAÚ UNIBANCO HOLDING 06/30/2025 Parent companies Subsidiaries (1) Associates and joint ventures Other related parties Total Assets lnterbank investments - 46,710 - - 46,710 Loan operations - 10 2 219 231 Securities and derivative (assets and liabilities) - 35,381 - 12 35,393 Other assets - 159 - - 159 Total assets - 82,260 2 231 82,493 Liabilities Deposits - (97,375) - - (97,375) Securities sold under repurchase agreements - (131) - - (131) Debt instruments - (93) - - (93) lnterbank and interbranch accounts (assets and liabilities) - (1,094) - - (1,094) Other liabilities - (34,379) - (83) (34,462) Total liabilities - (133,072) - (83) (133,155) 01/01 to 06/30/2025 Statement of lncome lncome related to financial operations - 4,671 - - 4,671 Expenses related to financial operations - (6,177) - - (6,177) Other operating revenues / (expenses) - (1,710) - (5) (1,715) lncome - (3,216) - (5) (3,221) 1) Companies related in Note 2c I. Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 215, Liabilities of R$ (8,290) and Result of R$ (49). 120 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Compensation and benefits of key management personnel Compensation and benefits attributed to Management members, members of the Audit committee and the Board of directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 06/30/2025 Fees (404) Profit sharing (266) Post-employment benefits (7) Share-based payment plan (163) Total (840) Total amount related personnel expenses, to share-based payment plans, and post-employment benefits are detailed in Notes 26, 18f and 22, respectively. Note 20 - Taxes The accounting policy on income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% 1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%. 2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. 121 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 a) Expenses for taxes and contributions I - Breakdown of income tax and social contribution calculation on net income Due on operations for the period 01/01 to 06/30/2025 Income before income tax and social contribution 25,247 Charges (income tax and social contribution) at the rates in effect (11,361) Increase / decrease in income tax and social contribution charges arising from: Equity income in associates and joint ventures 862 Interest on capital 3,583 Other non-deductible expenses net of non taxable income (1) 91 Income tax and social contribution expenses (6,825) Related to temporary differences Increase / (reversal) for the period 4,501 (Expenses) / Income related to deferred taxes 4,501 Total income tax and social contribution expenses (2,324) 1) Includes temporary (additions) and exclusions. II - Tax expenses 01/01 to 06/30/2025 PIS and COFINS (4,470) ISS (824) Other (429) Total (5,723) Tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,168) and are mainly composed of PIS, COFINS and ISS. III - Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 28b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according to regulations established by Law No. 14,031, of July 28, 2020. 122 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Deferred taxes I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: 01/01/2025 Deferred tax assets 01/01/2025 01/01/2025 Realization / reversal Increase 06/30/2025 Reflected in income 65,388 (11,308) 14,700 68,780 Provision for expected credit loss 45,144 (1,168) 5,233 49,209 Related to tax losses and social contribution loss carryforwards 2,029 (1,203) 829 1,655 Provision for profit sharing 3,258 (3,258) 2,293 2,293 Adjustments to fair value of financial instruments at fair value through profit or loss and derivatives 337 (337) 318 318 Adjustments of operations carried out on the futures settlement market 883 (883) 182 182 Goodwill on purchase of investments 74 (1) 3 76 Provisions 6,277 (1,912) 1,637 6,002 Civil lawsuits 1,239 (304) 295 1,230 Labor claims 3,174 (582) 970 3,562 Tax and social security obligations 1,864 (1,026) 372 1,210 Legal obligations 375 (4) 69 440 Provision related to health insurance operations 390 (25) 16 381 Other non-deductible provisions 6,621 (2,517) 4,120 8,224 Reflected in stockholders’ equity 3,347 (383) 137 3,101 Adjustments to fair value of financial instruments at fair value through other comprehensive income 2,003 (383) 75 1,695 Cash flow hedge 434 - 55 489 Post-employment benefits 910 - 7 917 Total (1) 68,735 (11,691) 14,837 71,881 1) Deferred tax assets are classified in their totality as Non-current. In ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 17,411 and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 35, Provision for expected credit loss of R$ 15,178, Administrative provisions of R$ 144, Provisions for legal, tax and social security obligations of R$ 528, the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of securities at fair value through other comprehensive income of R$ 1, and Provision for reward program of R$ 490. 123 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II - The deferred tax liabilities balance and its changes are represented by: [@d9] 01/01/2025 Realization / reversal Increase 06/30/2025 Reflected in income 5,427 (2,330) 2,517 5,614 Supervenience of depreciation of finance lease 107 (5) - 102 Adjustment of deposits in guarantee and provisions 1,763 (318) 204 1,649 Post-employment benefits 260 (16) 50 294 Adjustments to fair value of financial instruments at fair value through profit or loss 1,697 (1,697) 2,112 2,112 Other 1,600 (294) 151 1,457 Reflected in stockholders’ equity 3,306 (2,580) 10 736 Adjustments to fair value of financial instruments at fair value through other comprehensive income 3,302 (2,580) 10 732 Post-employment benefits 4 - - 4 Total 8,733 (4,910) 2,527 6,350 In ITAÚ UNIBANCO HOLDING, Deferred tax liabilities totaled R$ 710 and are mainly represented by Update of deposits in guarantee and provisions of R$ 405, Adjustments to fair value of financial instruments at fair value through other comprehensive income of R$ 98, Depreciation in excess - finance lease of R$ 100, and Temporary adjustments on differences between accounting practices in interest abroad of R$ 50. 124 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the deferred tax liabilities are: Realization year Deferred tax assets Deferred tax liabilities % Net deferred Temporary taxes % differences % Tax loss/social contribution loss carryforwards % Total % 2025 9,134 13.0% 1,139 68.8% 10,273 14.3% (473) 7.4% 9,800 15.0% 2026 12,677 18.1% 125 7.6% 12,802 17.8% (243) 3.8% 12,559 19.2% 2027 10,050 14.3% 65 3.9% 10,115 14.1% (186) 2.9% 9,929 15.2% 2028 7,335 10.4% 47 2.8% 7,382 10.3% (203) 3.2% 7,179 11.0% 2029 7,294 10.4% 47 2.8% 7,341 10.2% (886) 14.0% 6,455 9.9% After 2029 23,736 33.8% 232 14.1% 23,968 33.3% (4,359) 68.7% 19,609 29.7% Total 70,226 100.0% 1,655 100.0% 71,881 100.0% (6,350) 100.0% 65,531 100.0% Present value (1) 57,767 1,513 59,280 (4,641) 54,639 1) The average funding rate, net of tax effects, was used to determine the present value. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income. IV - Deferred tax assets not accounted for At 06/30/2025, deferred tax assets not accounted for correspond to R$ 129 and result from Management’s evaluation of their perspectives of realization in the long term. c) Current tax liabilities Note 06/30/2025 Taxes and contributions on income payable 6,593 Other taxes and contributions payable 5,130 Legal obligations 11b II 2,647 Total 14,370 Current 12,394 Non-current 1,976 In ITAÚ UNIBANCO HOLDING, Current tax liabilities totaled R$ 2,817 and are represented by Legal obligations of R$ 1,014 and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,803. 125 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 21 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 06/30/2025 Net income attributable to owners of the parent company 22,173 Minimum non-cumulative dividends on preferred shares (114) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (116) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 21,943 Common 11,103 Preferred 10,840 Total net income available to equity owners: Common 11,219 Preferred 10,954 Weighted average number of outstanding shares Common 5,288,843,050 Preferred 5,163,622,107 Basic earnings per share – R$ Common 2.12 Preferred 2.12 b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 06/30/2025 Net income available to preferred equity owners 10,954 Dividends on preferred shares after dilution effects 95 Net income available to preferred equity owners considering preferred shares after the dilution effect 11,049 Net income available to ordinary equity owners 11,219 Dividend on preferred shares after dilution effects (95) Net income available to ordinary equity owners considering preferred shares after the dilution effect 11,124 Adjusted weighted average of shares Common 5,288,843,050 Preferred 5,252,616,003 Preferred 5,163,622,107 Incremental as per share-based payment plans 88,993,896 Diluted earnings per share – R$ Common 2.10 Preferred 2.10 There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods. 126 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 22 - Post-employment benefits The accounting policy on post-employment benefits is presented in Note 2c XIV. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP). • Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU. • Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP. a) Main actuarial assumptions The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation: Type Assumption 06/30/2025 Demographic Mortality table AT-2000 softned by 10% Financial Discount rate (1) 11.59% p.a. Financial Inflation (2) 4.00% p.a. 1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. 2) Long-term inflation projected by the market, according to the maturity of each plan. Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country. 127 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. • Financial risk - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. • Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used. • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. 128 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 c) Asset management The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Types Fair value % Allocation 06/30/2025 06/30/2025 Fixed income securities 21,164 96.5% Quoted in an active market 20,531 93.6% Non quoted in an active market 633 2.9% Variable income securities 1 - Quoted in an active market 1 - Structured investments 128 0.6% Non quoted in an active market 128 0.6% Real estate 548 2.5% Loans to participants 87 0.4% Total 21,928 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1, and real estate rented to group companies, with a fair value of R$ 481. d) Other post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used. 129 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 06/30/2025 BD and CV plans CD plans Other postemployment benefits Total Note Net assets Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 21,490 (19,035) (4,237) (1,782) 365 (81) 284 (562) (2,060) Amounts recognized in income (1+2+3+4) 1,187 (1,058) (239) (110) (6) (5) (11) (31) (152) 1 - Cost of current service - (12) - (12) - - - - (12) 2 - Cost of past service - - - - - - - - - 3 - Net interest 1,187 (1,046) (239) (98) 24 (5) 19 (31) (110) 4 - Other revenues and expenses (1) - - - - (30) - (30) - (30) Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7) 1 12 (18) (5) - - - - (5) 5 - Effects on asset ceiling - - (18) (18) - - - - (18) 6 - Remeasurements - 4 - 4 - - - - 4 Changes in demographic assumptions - - - - - - - - - Changes in financial assumptions - - - - - - - - - Experience of the plan (2) - 4 - 4 - - - - 4 7 - Exchange variation 1 8 - 9 - - - - 9 Other (8+9+10) (750) 937 - 187 - - - 41 228 8 - Receipt by Destination of Resources - - - - - - - - - 9 - Benefits paid (937) 937 - - - - - 41 41 10 - Contributions and investments from sponsor 187 - - 187 - - - - 187 Amounts at end of the period 21,928 (19,144) (4,494) (1,710) 359 (86) 273 (552) (1,989) Amount recognized in Assets 9a 18 273 - 291 Amount recognized in Liabilities 9b (1,728) - (552) (2,280) 1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants. Net interest corresponds to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a. ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 54, in Other Comprehensive Income is R$ 8 and in income/(expense) is R$ 3. 130 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 f) Defined benefit contributions Estimated contributions Contributions made 2025 01/01 to 06/30/2025 Retirement plan - FIU 17 26 Retirement plan - FUNBEP 94 142 Total (1) 111 168 1) Include extraordinary contributions agreed upon in deficit equation plans. g) Maturity profile of defined benefit liabilities Duration(1) 2025 2026 2027 2028 2029 2030 to 2034 Pension plan - FIU 8.08 1,244 1,192 1,230 1,264 1,298 6,886 Pension plan - FUNBEP 7.60 716 733 750 767 782 4,084 Other post-employment benefits 7.29 85 91 72 45 47 258 Total 2,045 2,016 2,052 2,076 2,127 11,228 1) Average duration of plan´s actuarial liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Main assumptions BD and CV plans Other post-employment benefits Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Discount rate Increase by 0.5 p.p. (654) - 242 (18) - 18 Decrease by 0.5 p.p. 701 - (264) 20 - (20) Mortality table Increase by 5% (203) - 77 (9) - 9 Decrease by 5% 212 - (81) 10 - (10) Medical inflation Increase by 1 p.p. - - - 44 - (44) Decrease by 1 p.p. - - - (38) - 38 1) Net of effects of asset ceiling. 131 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Note 23 - Information on foreign subsidiaries ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into: Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch. Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A. Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc. Further information on the results of foreign units are available in the Management’s Discussion and Analysis Report. Net income / (Loss) 01/01 to 06/30/2025 Foreign branches (2,435) Latin America consolidated 1,624 Other foreign companies 310 Foreign consolidated (69) Note 24 - Income and expenses related to financial operations and result of expected credit losses 01/01 to 06/30/2025 Income related to financial operations Expenses related to financial operations Result of expected credit loss Gross income related to financial operations AC 104,431 (90,318) (15,347) (1,234) FVOCI 5,909 - (563) 5,346 FVPL 44,461 (9) 7 44,459 Other 5,954 (15,001) 349 (8,698) Total 160,755 (105,328) (15,554) 39,873 Note 25 - Commissions and banking fees The accounting policy on commissions and banking fees is presented in Note 2c XV. The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are: • Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card. • Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order. • Funds management: refer to fees charged for the management and performance of investment funds and consortia administration. • Payments and collections: refer mainly to fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity’s packages. 132 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 • Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. 01/01 to 06/30/2025 Credit and debit cards 8,131 Current account services 1,820 Asset management 4,363 Funds 3,469 Consortia 894 Credit operations and financial guarantees 1,334 Credit operations 455 Financial guarantees 879 Payments and collections 3,412 Advisory services and brokerage 2,188 Custody services 422 Other 1,996 Total 23,666 In ITAÚ UNIBANCO HOLDING, Revenues from Commissions and Bank fees are basically represented by Credit and Debit cards in the amount of R$ 5,445. Note 26 - Operating expenses 01/01 to 06/30/2025 Compensation, payroll charges, welfare benefits, dismissals and training (12,524) Employees’ profit sharing and share-based payment (3,962) Third-party and financial system services, security, transportation and travel expenses (4,150) Data processing and telecommunications (2,847) Installations and materials (1,721) Depreciation and amortization (2,930) Advertising, promotions and publicity (882) Selling - credit cards (2,581) Amortization of goodwill (202) Claims losses (271) Other (2,680) Total (34,750) Note 27 - Risk, capital management and fixed assets limits a) Corporate governance To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders. 133 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of the Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution. • Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is nonnegotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. 134 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition,ITAÚ UNIBANCO HOLDING CONSOLIDATED adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure, to ensure correct and timely corporate decisions. • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. Other information on Risk and Capital Management can be viewed at www.itau.com.br/relacoes-cominvestidores/ en/, in the section Results and reports, Regulatory reports, Pillar 3. 135 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 b) Risk management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. 136 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among other. With respect to individuals, small and medium-size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING CONSOLIDATED already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report - Credit Risk Management and Control Policy”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING CONSOLIDATED also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 137 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD), in which default is the moment when the contract becomes a problem asset. ITAÚ UNIBANCO HOLDING CONSOLIDATED calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. I.III - Classification of credit impairment stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. ITAÚ UNIBANCO HOLDING CONSOLIDATED migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED. • Stage 3: indications are considered that the client will not honor the contracted conditions (problem asset), and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial instrument, at any stage, may migrate to stage 3 when presenting indications of problem assets. For models that are not massified, in the event a financial instrument is allocated in stage 3, all financial instruments of the same economic subgroup/of the same counterparty are classified to stage 3, except for those whose nature and purpose do not indicate that the client will not honor the contracted conditions. Based on the classifications in stages, the measurement rules determined for expected credit loss are used, as described in Note 2c IV. 138 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I.IV - Maximum exposure of financial assets to credit risk 06/30/2025 Financial assets 2,409,864 Interbank investments 278,452 Securities purchased under agreements to resell 214,094 Interbank deposits 60,427 Assets guaranteeing technical provisions 3,978 (Provision for expected credit loss) (47) Securities 910,522 Own portfolio 289,118 Restricted 290,020 Assets guaranteeing technical provisions 332,579 (Provision for expected credit loss) (1,195) Derivatives 73,536 Operations with credit granting characteristics 1,147,354 Loan, lease and other credit operations 1,011,835 Securities 188,268 (Provision for expected credit loss) (52,749) Interbank and interbranch accounts 255,829 Other financial assets 58,690 Off-balance sheet 632,129 Financial guarantees 120,665 Credit commitments and Credits to be released 511,464 Total 3,356,512 Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. I.V – Homogeneous portfolio of risk The Retail segment includes the businesses of Bank for Individuals, Payroll Loans, Cards and Financial Institutions, Vehicles for Individuals, Mortgage Loans, Retail Companies and Vehicles for Companies. In Retail, ITAÚ UNIBANCO HOLDING CONSOLIDATED has 130 Homogeneous groups: 86 in Stage 1, 29 in Stage 2 and 15 in Stage 3.The average risk concentration of credit operations for homogeneous groups is 0.8%. The breakdown of the gross book value of Operations with credit granting characteristics by maturity is shown below: 06/30/2025 Overdue as from 1 day 23,960 Current up to 3 months 272,844 Current from 3 to 12 months 257,502 Current over 1 year 645,797 Total 1,200,103 II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. 139 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. 140 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The structure of limits and alerts is aligned with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING VaR is calculated by Historical Simulation, i.e., the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio overtime, which can be estimated from past behavior of returns of market risk factors forthis portfolio. VaR is calculated at a confidence level of 99%, a historicalperiod of 4 years (1.000 business days) and a holding period of one day. Inaddition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. VaR total (historical simulation) (1) 06/30/2025 Average Minimum Maximum Total VaR VaR by risk factor group Interest rates 1,320 1,028 1,974 1,281 Currencies 34 22 53 46 Shares 48 38 89 40 Commodities 16 10 27 18 Effect of diversification - - - (297) Total risk 1,108 777 1,744 1,088 1) VaR by risk factor group considers information from foreign units. The document "Public Access Report - Market and IRRBB Risk Management and Control Policy" which details the guidelines established by the institutional regulation for market risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. 141 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II.ll - Sensitivity analysis (trading and banking portfolios) ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis assessed by market risk factors considered relevant, according to the scenarios below: Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices. Scenario II: Shocks of 25% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor. Scenario III: Shocks of 50% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor. The biggest losses by risk factor, in each scenario, were stated together with their impact on the result, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios. The sensitivity analyses of the banking and the trading portfolio are statics and do not take into account management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of material losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, considering the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Trading portfolio Exposures 06/30/2025 Risk factors Risk of variations in: Scenarios (1) I II III Fixed interest rate Fixed interest rates in reais 0.4 (165.4) (511.2) Currency coupon Foreign exchange coupon rates - (68.8) (118.5) Foreign currency Foreign exchange rates (3.9) 148.6 512.4 Price indices Inflation coupon rates (0.2) (61.3) (143.1) TR TR coupon rates - - - Shares Share prices (0.9) 246.3 382.6 Other Exposures that do not fall under the definitions above 0.2 (157.7) (77.7) Total (4.4) (58.3) 44.5 1) Amounts net of tax effects. Trading and banking portfolios Exposures 06/30/2025 Risk factors Risk of variations in: Scenarios (1) I II III Fixed interest rate Fixed interest rates in reais (12.3) (4,339.3) (8,483.8) Currency coupon Foreign exchange coupon rates (2.6) (361.0) (680.0) Foreign currency Foreign exchange rates 1.3 81.5 415.9 Price indices Inflation coupon rates (2.6) (455.2) (904.0) TR TR coupon rates (3.2) (884.1) (1,695.9) Shares Share prices 4.2 151.7 209.6 Other Exposures that do not fall under the definitions above 0.1 (158.9) (78.6) Total (15.1) (5,965.3) (11,216.8) 1) Amounts net of tax effects. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING CONSOLIDATED. 142 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING CONSOLIDATED manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity coverage ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net stable funding ratio (NSFR): can be defined as an analysis of funding available for the financing of longterm assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Under the LCR metric, ITAÚ UNIBANCO HOLDING CONSOLIDATED has High-quality Liquid Assets (HQLA), mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows are mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows. When the LCR in the period is above the 100% threshold means that has sufficient stable funds available to support losses under the standardized stress scenario for LCR. From the NSFR perspective, ITAÚ UNIBANCO HOLDING CONSOLIDATED has Available Stable Funding (ASF), mainly made up of capital and wholesale funds. The required stable funding (RSF) are mainly made up of loans and financing granted to clients. As well as for LCR, when the NSFR is above the 100% threshold, the stable funds available are sufficient to support the stable funds required in the long term. The "Pillar 3", which details the Liquidity Ratios, can be viewed on the website www.itau.com.br/relacoes-cominvestidores/ en/, in the section Results and reports, Regulatory reports, Pillar 3. The document "Public Access Report – Liquidity Risk Management and Control Policy”, which details the guidelines established by the institutional regulation for liquidity risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. IV - Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of the executive areas use corporate methods constructed and made available by the Compliance and Operational Risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. 143 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 V - Insurance, private pension and premium bonds risks In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates. (ii) Private pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves. (iii) Premium bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk. The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress. VI - Emerging risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. VII - Social, environmental and climate risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED. 144 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). 145 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 I - Composition and capital adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios. 06/30/2025 Available capital (amounts) Common equity tier 1 (CET 1) 188,389 Tier 1 215,381 Total capital (PR) 237,454 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,436,344 Risk-based capital ratios as a percentage of RWA Common equity tier 1 ratio (%) 13.1% Tier 1 ratio (%) (1) 15.0% Total capital ratio (%) 16.5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) 2.5% Countercyclical buffer requirement (%) 0.1% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% Total of bank CET1 specific buffer requirements (%) 3.6% 1) The Tier I follows the instructions of BACEN and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I ratio would be 14.6%. At 06/30/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 25,997 and the amount of subordinated debt that makes up Tier II capital is R$ 21,271. The Basel Ratio reached 16.5% at 06/30/2025, remaining stable in relation to that calculated at 12/31/2024. The stability of the ratio reflects mainly the positive impact of income in the period and the issuance of perpetual subordinated financial bills, offset by the payment of additional dividends and growth in risk-weighted assets. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 122,547, well above the Capital Buffer requirement of R$ 51,167, widely covered by available capital. The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 06/30/2025, fixed assets ratio reached 16.9%, showing a surplus of R$ 78,637. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks. 146 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 II - Risk-weighted assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 06/30/2025 Credit risk (excluding counterparty credit risk) 1,122,327 Of which: standardized approach for credit risk 1,044,763 Of which: foundation internal rating-based approach (F-IRB) - Of which: advanced internal rating-based approach (A-IRB) 77,564 Counterparty credit risk (CCR) 34,377 Of which: standardized approach for counterparty credit risk (SA-CCR) 23,665 Of which: other CCR 10,712 Equity investments in funds - look-through approach 3,645 Equity investments in funds - mandate-based approach - Equity investments in funds - fall-back approach 1,049 Securitization exposures in banking book 8,639 Market Risk 58,067 Of which: standardized approach (RWAMPAD) 71,471 Of which: internal models approach (RWAMINT) 39,784 Operational Risk 141,782 Payment services risk (RWASP) NA Amounts below the thresholds for deduction 66,458 Total 1,436,344 III - Recovery plan In response to the latest international crises, the Central Bank published Resolution No. 5,187, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. 147 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of nonrisk- sensitive leverage, and so it does not take into account risk weights or risk mitigation. Note 28 - Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency Equity balances in Reais linked to the foreign currencies were as follows: 06/30/2025 Permanent foreign investments 100,923 Net balance of other assets and liabilities indexed to foreign currency, including derivatives (77,517) Net foreign exchange position 23,406 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. 148 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 c) Agreements for offsetting and settlement of liabilities within the scope of the National financial system Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) Regulatory non-recurring result Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: 01/01 to 06/30/2025 Regulatory non-recurring results (87) Provision for restructuring (556) Provision for tax 507 Other (38) e) Provisional Measure (MP) No. 1,303/25 Issued on June 11, 2025, amends Law No. 7,689/88, which establishes the increase of the Social Contribution tax rate on Net Profit starting October 1, 2025, as follows: • Credit, Financing and Investment Companies and Capitalization Legal Entities - increase from 15% to 20%. • Payment Institutions and Direct Credit Companies - increase from 9% to 15%. This MP did not have an impact in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period ended June 30, 2025, because it is still subject to approval by the National Congress and it may be amended or rejected. 149 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2025 The Audit Committee (“Committee”) is a statutory body reporting to the Board of Directors (“Board”) and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of six effective and independent members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (“CMN”), the National Council for Private Insurance (“CNSP”), the Sarbanes-Oxley Act and (“SOX”), and the New York Stock Exchange ("NYSE) rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs). The Committee is the one and the same for institutions authorized to operate by the Central Bank of Brazil (“BACEN”) and for companies supervised by the Superintendence for Private Insurance (“SUSEP”) that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (“Conglomerate”). As it concerns its operations, the Committee complies with the rules of the CMN, the National Council for Private Insurance (“CNSP”), the Brazilian Securities and Exchange Commission (“CVM”), BACEN and SUSEP, as well as with those requirements applicable to FPIs and the duties included in the Conglomerate’s rules and policies, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the Internal Audit (“IA”) and the independent auditors of the Conglomerate. Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, overseeing corporate internal controls and ensuring compliance with legal and regulatory rules. The Internal Audit’s mission is to ascertain the quality and compliance with internal control, risk and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (“PwC”) is responsible for the independent audit of the parent company’s and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these financial statements present fairly, in all material respects, the parent company’s and consolidated financial position of the Conglomerate and the separate and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board (“IASB”). PwC is also responsible, in this and in the two previous years, for auditing the financial statements of the Prudential Conglomerate, Integrated Report and Consolidated Prudential Report. These auditors must also issue an annual opinion on the quality and effectiveness of the internal controls over financial reporting, in accordance with the Securities and Exchange Commission (“SEC”). Ernst & Young Auditores Independentes (“EY”) is responsible for the independent audit of the financial statements of the Conglomerate group companies and for the companies supervised by SUSEP (Insurance, Pension Plan, Premium Bonds and Insurance Brokers), all of them prepared in accordance with Brazilian accounting practices. Activities of the Committee The annual planning of the Committee's work is prepared at the end of the year prior to the current one, factoring in the main products and processes related to the business and support departments of the Conglomerate, as well as their potential impacts on the financial statements and the internal control and risk management systems, which are regularly reviewed as activities progress. The Committee’s oversight process is based on information received from Management, presentations submitted by the different officers at the Brazilian and international units and by the support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls, operational risk and compliance. 150 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2025 As part of its duties, the Committee has approved the Internal Audit work for 2025, and carried out the assessment for 2024 of the activities carried out by the IA, Operational Risk Office (“DRO”), Corporate Compliance Office (“DCC”), Anti-Money Laundering Office (“DPLD”) and Corporate Security Office (“DSC”). It also submits quarterly reports on the Committee’s activities to the Board; holds meetings with the Co-chairpersons of the Board every six months and with the Chief Executive Officer of Itaú Unibanco Holding S.A. every three months to submit its recommendations on the internal control systems, compliance policy and the risk and capital management structures; holds quarterly meetings with the members of the Supervisory Council; reviews some Corporate Policies; and holds meetings every six months with supervisors of the Banking Supervision (“BACEN/DESUP”) and of the Conduct Supervision (“BACEN/DECON”) Departments of the Central Bank of Brazil, to discuss any concerns brought by regulators and the main topics monitored by the Committee. The Committee was informed by the DSC that no incidents of errors and fraud by members of the Board, statutory committees, board of officers, employees or third parties had been identified that fell into the materiality criterion set in the internal policy. Neither did the Committee identify any incidents of fraud or non-compliance with legal or regulatory rules and regulations or errors in the internal control, accounting and audit areas that could jeopardize the Conglomerate's continuity. To carry out the activities and procedures described above, the Committee held a total of 145 meetings over 30 days in the period from January 29, 2025 to August 5, 2025, with the attendance of independent auditors, internal auditors, supervisors in charge of internal control and Corporate Compliance, and executives from the Conglomerate’s administrative, financial, information technology and business areas. In that same period, 15 meetings were held with the exclusive attendance of Committee’s members, aimed at addressing matters such as: work planning, addressing of emerging topics, preparation of reports required by regulators, reviews and approval of Corporate Policies, assessment of the internal audit and risk departments, assessment of independent auditors, discussion of material topics and other administrative activities. Conclusions Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the sixmonth period ended June 30, 2025: the internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies detected and of the actions adopted to remediate them; the coverage and quality of the Internal Audit work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, and it operates with appropriate independence; the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the CMN and BACEN, and the international accounting standards issued by the IASB; and the information provided by PricewaterhouseCoopers Auditores Independentes (PwC) is adequate, including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendations on the financial statements, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor. 151 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2025 Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2025. São Paulo, August 5, 2025. Itaú Unibanco Holding’s Audit Committee Maria Helena dos Santos Fernandes de Santana - Chairperson Alexandre de Barros Fernando Barçante Tostes Malta Luciana Pires Dias Ricardo Baldin – Financial Expert Rogério Carvalho Braga 152 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Parent company and consolidated condensed financial statements at June 30, 2025 and independent auditor's report 153 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company condensed financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the condensed balance sheet as at June 30, 2025 and the condensed statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying condensed consolidated financial statements of the Bank and its subsidiaries ("Consolidated"), which comprise the condensed consolidated balance sheet as at June 30, 2025 and the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and selected notes to the financial statements, including a summary of significant accounting policies. In our opinion, the condensed financial statements referred to above were prepared, in all material respects, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the parent company and consolidated condensed financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis of matter - Comparative figures We draw attention to Note 2(a) to the parent company and consolidated condensed financial statements, which describes that these statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, which consider the exemption from presenting comparative figures in the condensed financial statements for the six-month period ended June 30, 2025, as provided for in Resolution no 4,966 of the National Monetary Council and in Resolution no 352 of the Brazilian Central Bank. Our opinion is not qualified in respect of this matter. 154 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the condensed financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated condensed financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why it is a Key Audit Matter How the matter was addressed in the audit Initial adoption of CMN Resolution 4,966/21 - provision for expected credit loss (Notes 2(b)I, 2(c)IV.III and 8) On January 1, 2025, Itaú Unibanco Holding S.A. adopted CMN Resolution No. 4,966/21 ("Resolution"), which amends the accounting criteria applicable to financial instruments on a prospective basis. The adoption of this new accounting standard brought significant changes to the Bank and its subsidiaries, the main one being the change in the criteria for recognizing and measuring the provision for expected credit loss. The provision for expected credit loss was defined as a key audit matter, since its measurement involves management's judgment in evaluating prospective information and criteria for determining a significant increase or decrease in credit risk, among other aspects. We understood the process developed by management for recognizing and measuring the provision for expected credit loss in accordance with CMN Resolution No. 4,966/21, and performed certain audit procedures, with the assistance of our specialists, related to compliance with the requirements of the aforementioned standard. Regarding the methodology of the provision for expected credit loss, we applied certain audit procedures, substantially related to: (i) analyzing management's accounting policies in comparison with the requirements of the Resolution. (ii) understanding and testing of controls related to the measurement of the provision, which consider databases, models, assumptions, and judgments adopted by management. (iii) testing the models, including their approval process and validating the assumptions used to determine loss and recovery estimates. Additionally, we performed tests on management's documentation related to guarantees, credit renegotiations, counterparty risk assessment, delays, and other aspects that may result in a significant increase in credit risk, as well as the allocation of transactions to their respective stages in accordance with the Resolution's requirements. Matters Why it is a Key Audit Matter How the matter was addressed 155 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit (iv) testing of data inputs to the models and, when available, comparing certain data and assumptions with market information. (v) analyzing management's disclosures in the financial statements in compliance with the Resolution's requirements. We consider that the criteria and judgments adopted by management in determining and recording the provision for expected loss, as disclosed in the notes, are consistent with the information analyzed in our audit. Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2(c) IV.III and 17) The fair value measurement of financial instruments with low liquidity and/or without an active market involves subjectivity, since it depends on valuation techniques that are based on internal models that include Management's assumptions for their valuation. In addition, obtaining market data can be complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. Our audit procedures consider, among others: Tests of the design and the effectiveness of the main controls established for the valuation of these financial instruments, as well as the approval of models and required disclosures. With the support of our specialists, we analyzed the main methodologies used for valuing these financial instruments and the significant assumptions adopted by management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about valuation practices commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We consider that the criteria and assumptions adopted by management to measure the fair value of these financial instruments, as disclosed in the notes are consistent with the information analyzed in our audit. 156 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and longterm investments have been made in the information technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of test of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2(c) XII and 11) The Bank and its subsidiaries record and/or disclose provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required We confirmed our understanding and tested the design, and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, when applicable, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by management for determining and 157 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus. recording the provision for judicial and administrative proceedings disclosed in the financial statements are consistent with the information analyzed in our audit. Other matters - Supplementary information as of January 1, 2025 As presented in Notes 2(a) and (b) to these parent company and consolidated condensed financial statements, unaudited supplementary information as of January 1, 2025 was included in the condensed consolidated balance sheet and in the parent company and consolidated condensed statement of changes in equity. Other matters - Statements of Value Added The parent company and consolidated condensed Statements of Value Added for the six-month period then ended June 30, 2025, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's condensed financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the condensed financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these condensed Statements of Value Added have been prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated condensed financial statements taken as a whole. Other information accompanying the parent company and consolidated condensed financial statements and the auditor's report The Institution's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated condensed financial statements does not cover the Management Report and the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated condensed financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether this report is materially inconsistent with the condensed financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report and the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. 158 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Responsibilities of management and those charged with governance for the parent company and consolidated condensed financial statements The Bank's Management is responsible for the preparation of the parent company and consolidated condensed financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated condensed financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's financial reporting process. Auditor's responsibilities for the audit of the parent company and consolidated condensed financial statements Our objectives are to obtain reasonable assurance about whether the parent company and consolidated condensed financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these condensed financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the parent company and consolidated condensed financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. 159 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Itaú Unibanco Holding S.A. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated condensed financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern. Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated condensed financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the condensed financial statements of the current six-month period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 5, 2025 PricewaterhouseCoopers Tatiana Fernandes Kagohara Gueorguiev Auditores Independentes Ltda. Contadora CRC 1SP245281/O-6 CRC 2SP000160/O-5 160 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL Having completed the examination of the Financial Statements for the period from January to June 2025 and considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents properly reflect the financial position and the activities performed by the company in the period, and that they meet conditions to be submitted to the appreciation and approval of the Shareholders. São Paulo (SP), August 05, 2025. GILBERTO FRUSSA Chairman MARCELO MAIA TAVARES ARAÚJO EDUARDO HIROYUKI MIYAKI Board Member Board Member 161 Itaú Unibanco Holding S.A. – Condensed Financial Statements – June 30, 2025 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of June 30, 2025. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. The statements referred to were disclosed on August 05, 2025, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Summary of The Audit Committee Report; . Report of Independent Auditors; . Opinion of the Fiscal Council. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 162